Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS April 4, 2023 MANAGEMENT PROXY CIRCULAR YOUR VOTE IS IMPORTANT Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank scotiabank.com/annualmeeting

Scotiabank is a leading bank in the Americas.

Guided by our purpose – for every futureTM – we help our customers, their families and their communities achieve success through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE	LIVE WEBCAST

Tuesday, April 4, 2023	Scotiabank Centre	https://web.lumiagm.com/493909171

9:00 a.m. (Eastern)	Scotia Plaza, 40 King Street West, 2nd floor

Toronto, Ontario M5H 3Y2

Our annual meeting will once again be held both in-person and online via a live webcast, allowing shareholders to attend the meeting, vote their shares and submit questions using either method. We have taken the proactive step of obtaining a court order again this year that allows us to hold our annual meeting using electronic means as a contingency in the event that we are prevented from holding an in-person event. Please visit scotiabank.com/annualmeeting regularly for updates.

Please see page 8 for information about attending the meeting, voting and submitting questions.

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2022 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 5 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 7, 2023, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,191,756,260 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 7, 2023

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 8 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. We encourage you to vote your shares prior to the annual meeting. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 9 a.m. (Eastern) on March 31, 2023.

Welcome to our 191st annual meeting of shareholders

Aaron W. Regent

Chair of Scotiabank’s

Board of Directors

L. Scott Thomson

President and Chief Executive Officer

Dear fellow shareholders,

We are pleased to invite you to Scotiabank’s annual general meeting on April 4, 2023.

This management proxy circular provides shareholders with important information, including the bank’s approach to corporate governance matters and executive compensation, as well as on other business that will be conducted at the meeting. We encourage you to review this circular and vote your shares.

Over the past few years, the pandemic has caused many organizations, including ours, to broaden the ways that shareholders may participate in their annual meetings. Again this year, shareholders may choose to attend our annual meeting either in-person or online via a live webcast. Both options will allow for full shareholder participation by viewing the meeting, voting their shares and submitting questions.

This year we have once again obtained a court order that allows us to hold our annual meeting using electronic means only as a contingency in the event we are prevented from holding an in-person event. Please visit our website regularly for updates.

In a year marked by ongoing economic uncertainty, geopolitical conflict, and the lingering effects of the global pandemic, the bank’s board and leadership team remain grateful for your continued engagement and confidence.

We look forward to having the opportunity to hear from our shareholders directly as we welcome you in Toronto on April 4, 2023.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 7, 2023 (the record date), and are entitled to vote at our annual meeting.

Management is soliciting your proxy for the annual meeting on April 4, 2023.

This document tells you about the meeting, governance, executive compensation, other information and shareholder proposals at Scotiabank. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered (beneficial) shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank, Computershare Trust Company of Canada (Computershare), our transfer agent, or either of our proxy solicitation firms; Laurel Hill Advisory Group and Kingsdale Advisors. We have retained Laurel Hill Advisory Group and Kingsdale Advisors to help us with this process at an estimated cost of $37,500 and $50,000, respectively.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 1, 2023 and all dollar amounts are in Canadian dollars.

DELIVERY OF MEETING MATERIALS

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver this circular to both our registered and beneficial shareholders. This means that this circular will be posted online for you to access instead of receiving a physical copy in the mail. Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a physical copy of the form of proxy in the mail if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder so that you can vote your shares. However, instead of receiving a physical copy of the circular, you will receive a notice explaining how to access this circular electronically and how to request a physical copy. Physical copies of the circular will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to access the circular electronically

This circular is available on the website of Computershare (www.envisionreports.com/scotiabank2023), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

1

ABOUT THE

MEETING

Read about the items of
business and how

to vote your shares

2

GOVERNANCE

Learn about our
board’s governance

practices

3

EXECUTIVE
COMPENSATION

Find out what we paid

our senior executives
for 2022 and why

4

OTHER INFORMATION

Read additional disclosure about

the bank

5

SHAREHOLDER PROPOSALS

Read the proposals we received from shareholders and learn how and why we recommend voting in relation to each

Management proxy circular	3

Delivery of the annual report

How we deliver our annual report to you depends on whether you are a registered shareholder or a beneficial shareholder.

You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution.

Registered shareholders

Registered shareholders who have not opted out of receiving our annual report will receive a physical copy, unless they have consented to electronic delivery (e-delivery). Please refer to “Receiving shareholder materials by e-mail” under “Information about voting” for more information on signing up to receive shareholder materials by e-mail.

Beneficial shareholders

As permitted under securities laws, we are using notice and access to deliver our annual report to beneficial shareholders. You may access the annual report online in the same manner as described in “How to access the circular electronically”. Physical copies of the annual report will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to request a physical copy of materials provided to you through notice and access

Shareholders may request a physical copy of this circular or our annual report, at no cost, up to one year from the date the circular was filed on SEDAR. If you would like to receive a physical copy prior to the meeting, please follow the instructions provided in the notice or contact Computershare at the contact information provided on the back cover of this circular. A copy of the requested documents will be sent to you within three business days of your request. If you request a physical copy of any materials, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a physical copy of this circular or our annual report after the meeting at no charge, you can contact Computershare at the contact information provided on the back cover of this circular.

In this document:

• we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia

• you and your mean holders of our common shares

• common shares and shares mean the bank’s common shares

• annual meeting and meeting mean the annual meeting of common shareholders of the bank

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2022 consolidated financial statements and management’s discussion and analysis (MD&A). Please see our caution regarding forward-looking statements on page 16 of our 2022 annual report. Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to:

Corporate Secretary of The Bank of Nova Scotia

40 Temperance Street

Toronto, Ontario

Canada M5H 0B4

corporate.secretary@scotiabank.com

You can also communicate with our board of directors by writing to the Chair of the Board at chair.board@scotiabank.com.

4	Scotiabank

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2022, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 12 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 13 and our majority voting policy on page 51.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 92.13% for KPMG as auditors. A representative of KPMG will attend the meeting.

The bank has robust policies and procedures in place to assess auditor performance, objectivity and independence. The audit and conduct review committee, which is composed entirely of independent directors, oversees and evaluates the external auditor and is confident that there are no concerns regarding KPMG’s tenure and independence.

The board conducts a fulsome annual assessment on the performance of the auditor as per the bank’s Policy on the Assessment of the External Auditor with inputs from management. The board also conducts an in-depth comprehensive review of our external auditor every five years using the standardized toolkit developed by CPA Canada/Canadian Public Accountability Board (CPAB). The board’s approach is consistent with the conclusions and recommendations from the CPA Canada/CPAB Enhancing Audit Quality initiative that a committee’s periodic comprehensive review is the preferred alternative to mandatory firm rotation or re-tendering for addressing the institutional familiarity threat and enhancing audit quality. The most recent comprehensive review using the CPAB toolkit was conducted in 2020 and raised no significant concerns with KPMG as the bank’s external auditor. Additionally, the mandated rotation of lead and other key engagement partners of KPMG, including partners auditing the different segments of the bank, provides a safeguard against familiarity threats – the lead audit engagement partner rotated in 2021 and the corporate engagement partner rotated in 2022. Based on the audit and conduct review committee’s rigorous assessment of KPMG, the board concluded that KPMG should be recommended for re-appointment to shareholders at this annual meeting.

Management proxy circular	5

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2022 and 2021. The increase in audit fees was in line with labour market changes and also driven by an increase in scope of certain services. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2022	2021

Audit services	31.6	25.9
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	2.6	2.1
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.4	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	34.6	28.4

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 93.64% for our approach to executive compensation. This strong vote support reflected our enhanced disclosure and extensive engagement strategy throughout 2021, which included an update on our shareholder engagement in 2021 in a letter to our shareholders from our Chair. This engagement approach continues to this day. You can read more about the bank’s approach to stakeholder engagement on page 41, as well as our approach to executive compensation in Section 3 – Executive Compensation. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2023 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human capital and compensation committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human capital and compensation committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations

6	Scotiabank

to the board. We will disclose the human capital and compensation committee’s review process and the outcome of its review within six months of the annual meeting.

The human capital and compensation committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS This year you will be asked to consider two proposals. You can read the proposals and how and why the board recommends voting in relation to each proposal in Section 5.	The board recommends you vote against the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 9, 2023. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 51).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	7

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 7, 2023, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•  the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•  the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•  any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in advance of the annual meeting, during the meeting or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a beneficial shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,191,751,567 on February 1, 2023, the date of this circular 1,191,756,260 on February 7, 2023, the record date

	Beneficial shareholders	Registered shareholders

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a beneficial shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that can authorize someone else to attend the meeting and vote for you.

Voting in advance of the annual meeting

Complete the voting instruction form and return it to your intermediary.

Your intermediary may also allow you to do this online or by telephone.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

To vote online, follow the instructions on the proxy form.

Alternatively, you may complete the paper proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

Voting at the annual meeting

Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting in person or online, as applicable, but will be able to participate as a guest. This is because we and Computershare do not have a record of the beneficial shareholders of the bank, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a beneficial shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all the applicable instructions, including the deadline, provided by your intermediary. See “Appointment of a third party as proxy” and “How to attend the meeting” below.

Registered shareholders may vote in person or online, as applicable, during the meeting, as further described below under “How to attend the meeting”.

Do not complete and return the proxy form in advance.

8	Scotiabank

	Beneficial shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting

instructions from your intermediary by no later than the proxy deadline, which is 9 a.m. (Eastern) on March 31, 2023.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 9 a.m. (Eastern) on March 31, 2023.

You may return your proxy in one of the following ways:

•    by mail, in the envelope provided

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your vote

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend and vote at the annual meeting, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to: The Bank of Nova Scotia Executive Offices, 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4 Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer, E-mail: corporate.secretary@scotiabank.com

•   Nicola Ray Smith, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

•   the Chair of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting at the meeting.

Management proxy circular	9

APPOINTMENT OF A THIRD PARTY AS PROXY

Your form of proxy or voting instruction form names Aaron Regent and Scott Thomson, each a director of the bank, as your proxyholder. You may appoint anyone as your proxyholder to represent you at the meeting. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting and vote for you. Beneficial shareholders who wish to attend the meeting in person or online MUST appoint themselves as proxyholder.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

Additional information for appointing a third party as proxy if attending the meeting online

Shareholders who wish to appoint someone other than the Scotiabank proxyholders as their proxyholder to attend and participate at the meeting online and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder as described below. This includes beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a user name that is required to vote at the meeting online.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the Scotiabank proxyholders as your proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a beneficial shareholder and wish to vote during the meeting online, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How to attend the meeting.”

If you are a beneficial shareholder located in the United States and wish to vote during the meeting online or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How to attend the meeting”, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting online or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: USLegalProxy@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 9 a.m. (Eastern) on March 31, 2023.

Step 2: Register your proxyholder: To register a third party proxyholder to attend the meeting online, shareholders must visit http://www.computershare.com/BNS by 9:00 a.m. (Eastern) on March 31, 2023 and provide Computershare with the required proxyholder contact information OR follow the instructions provided by your intermediary on your voting instruction form so that Computershare may provide the proxyholder with a user name via e-mail. Without a user name, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

Shareholders who wish to appoint a proxyholder to attend the meeting in person on their behalf are not required to complete this additional registration process.

HOW TO ATTEND THE MEETING

Scotiabank is holding the meeting at the Scotiabank Centre in downtown Toronto and offering a simultaneous live webcast of the event. Shareholders and their proxyholders will be able to choose to attend the meeting either in person or online.

10	Scotiabank

Attending in person

The meeting will take place at the Scotiabank Centre on the second floor of Scotia Plaza at 40 King Street West in Toronto. In order to ensure the safety of the bank’s employees, shareholders and guests, all current COVID-19 regulations and guidance in place at the time of the meeting will be in effect on site. Please visit scotiabank.com/annualmeeting regularly for updates.

Attending online

A simultaneous webcast of the meeting will also be offered to allow shareholders to attend the meeting online, vote their shares and submit questions.

To join the webcast, log in online at https://web.lumiagm.com/493909171. You may log in up to one hour before the meeting starts.

•   Registered shareholders and duly appointed proxyholders should click “Login” and then enter their control number/user name (see below) and the password “bns2023” (case sensitive).

OR

•  Guests, including beneficial shareholders who have not duly appointed themselves as proxyholder and who do not have a user name, click “Guest” and complete the online form.

	Duly appointed proxyholders	Registered shareholders

Control number/user name

Computershare will provide the proxyholder with a user name by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described previously in “Additional information for appointing a third party as proxy if attending the meeting online”.

The control number located on the form of proxy or in the e-mail notification you received is your control number.

If you attend the annual meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote at the designated times. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the annual meeting and complete the related procedure. For additional information about attending the meeting online:

• refer to our AGM user guide which will be available at scotiabank.com/annualmeeting

• visit lumiglobal.com/faq, which provides frequently asked questions along with access to a live chat for technical support in the event of difficulties accessing the meeting online

• contact Computershare at 1-877-982-8767 (Toll Free) or (514) 982-7555 (International) for general proxy matters or additional shareholder information and questions.

In the event of a technical malfunction or other significant problem that disrupts the live webcast of the meeting, the Chair of the meeting will continue the meeting in person, so long as a quorum of shareholders is represented at the meeting.

Although we are planning on also conducting the meeting in-person, the virtual meeting will be used as the sole method of participation in the event that COVID-19 restrictions in place at the time of the meeting prevent us from holding an in-person event.

VOTING AT THE MEETING

Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting if they have not done so in advance of the meeting. Please see “Voting at the annual meeting” set out in the chart in the preceding section “How to vote” for details on how to vote at the meeting. Guests in attendance will not be able to vote at the meeting.

SUBMITTING QUESTIONS AT THE MEETING

As in years past, the board and senior management will be available for questions from shareholders and duly appointed proxyholders. As part of our ongoing stakeholder engagement, questions may be submitted in advance of the meeting by contacting the Corporate Secretary by e-mail or mail at the contact information provided on the back cover. Questions submitted in advance must be received by 9:00 a.m. (Eastern) on April 3, 2023 to be included in the meeting.

Questions may also be asked by shareholders and duly appointed proxyholders at the meeting. It is recommended that shareholders and duly appointed proxyholders attending the meeting online submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time. Shareholders and duly appointed proxyholders attending the meeting in person will also have the opportunity to ask questions.

As this is a shareholders’ meeting, only shareholders and duly appointed proxyholders may ask a question during the question period.

The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed at the end of the meeting during the question period.

Management proxy circular	11

To answer as many questions as possible, shareholders and duly appointed proxyholders are asked to be brief and concise and to address only one topic per question. Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response.

Shareholders who have submitted proposals for the meeting will have the opportunity to present their proposals at the appropriate time during the meeting.

The Chair of the meeting reserves the right to refuse questions he deems irrelevant to the business of the meeting or otherwise inappropriate. The Chair has broad authority to conduct the meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question. Any questions that cannot be answered during the meeting and that have been properly put before the annual meeting will be posted online as soon as practical after the meeting and answered at scotiabank.com/annualmeeting.

HOW YOUR PROXYHOLDER WILL VOTE

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form. For directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may vote for, against or abstain. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Aaron Regent or Scott Thomson will vote for you as follows:

•   for the election of the nominated directors to the board

•    for the appointment of the shareholders’ auditors

•    for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY E-MAIL

Shareholders may sign up to receive shareholder materials by e-mail, including this circular, as follows:

•   Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Delivery Settings’ to enroll

•   Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com and click on ‘Receive Documents Electronically’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

12	Scotiabank

About the nominated directors

This year 12 directors are proposed for election to our board. Each nominee was elected at the last annual meeting of shareholders on April 5, 2022, except Dave Dowrich who joined the board on June 1, 2022. Brian Porter’s role as a director of the bank ended on the same date of his retirement as Chief Executive Officer, January 31, 2023. See section 3 for our discussion on Mr. Porter’s leadership. Susan Segal is not standing for re-election pursuant to our board term limits and retires at the close of our meeting. The board would like to thank Mr. Porter and Ms. Segal for their service and contributions to our bank.

Each director brings a range of skills, experience and knowledge to the table. As a group, they have been selected based on their integrity, collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 25.

INDEPENDENCE

Eleven of our 12 (92%) director nominees are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank. Scott Thomson is the only non-independent director as the bank’s President and Chief Executive Officer (President and CEO).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. We believe that an important part of board effectiveness includes the unique perspectives of our directors resulting from the combination and diversity of their experience, perspectives, gender, gender identity or gender expression, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within “designated groups”[1] including women, People of Colour, Indigenous peoples and persons with disabilities (read about our board diversity policy on page 47 and how our directors’ skills and experience are represented starting on page 14).

Key skills and experience                              Language Skills[3]

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 5.4 years (you can read more about tenure and term limits on page 50).

[1]  The Employment Equity Act (Canada) defines “designated groups” as women, visible minorities, Aboriginal peoples, and persons with disabilities. We have chosen to use the terms People of Colour instead of visible minorities and Indigenous peoples instead of Aboriginal peoples when defining “designated groups” in the circular.

[2]  Diverse directors include those who have identified as women, People of Colour, Indigenous peoples and persons with disabilities. Four of the nominated directors identify as women and two identify as People of Colour.

[3]  Our skills matrix asks directors to identify language skills across 10 languages. Data reflects directors who have identified intermediate or fluent skills within the languages listed.

Management proxy circular	13

DIRECTOR PROFILES

Each director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold are as of October 31, 2022. The value of common shares and DDSUs is calculated using $65.85 (the closing price of our common shares on the TSX on October 31, 2022) for 2022 and $81.14 (the closing price of our common shares on the TSX on October 29, 2021) for 2021. The equity ownership requirement is five times the equity portion of the annual retainer. In 2021, we increased this requirement from $725,000 to $975,000 for directors, and from $850,000 to $1,750,000 for the Chair commencing in the 2022 fiscal year. Directors have five years to meet this requirement. The multiples in the profiles below are based on the ownership requirement in place in each year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2022 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 24 for details.

Aaron W. Regent Toronto, Ontario, Canada Age 57 | Director since 2013 Independent 2022 votes for: 97.1% Not eligible for re-election in April 2028

Aaron Regent is Chair of the Board of Scotiabank. He is the Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American based industrial minerals company. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Human resources and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 35 of 35 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	12 of 12 / 100%		Audit and conduct review			5 of 5 / 100%
				Corporate governance			5 of 5 / 100%
				Human capital and compensation			7 of 7 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs

	2022	92,422	53,658	146,080	$3,533,379	$9,619,368	5.5
	2021	62,522	44,710	107,232	$3,627,769	$8,700,804	10.2

	Change	29,900	8,948	38,848	($94,390)	$918,564

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Nutrien Ltd. (2018 – present)			Audit | Human resources and compensation

Potash Corporation of Saskatchewan Inc. (2015 – 2018)

Effective November 1, 2021, the equity ownership requirement for the Chair was increased from $850,000 to $1,750,000 to demonstrate the importance of aligning directors’ interests with our shareholders’ interests.

14	Scotiabank

Nora A. Aufreiter Toronto, Ontario, Canada Age 63 | Director since 2014 Independent 2022 votes for: 98.0% Not eligible for re-election in April 2030

Nora Aufreiter is a corporate director and a former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27 year career at McKinsey, she held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. She was recognized in 2011 as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at the University of Western Ontario.

KEY SKILLS AND EXPERIENCE
Environmental, social and governance (ESG) matters | Financial services | Human resources and executive compensation | Retail/consumer | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Corporate governance Human capital and compensation (chair)			5 of 5 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	3,200	27,390	30,590	$1,803,632	$2,014,352	2.1
	2021	3,200	21,953	25,153	$1,781,266	$2,040,914	2.8
	Change	0	5,437	5,437	$22,366	($26,562)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	MYT Netherlands Parent B.V. (Chair) (2021 – present)			Audit | Nominating, governance and compensation

	The Kroger Co. (2014 – present)			Financial policy | Public responsibilities (chair)

Effective September 23, 2022, Ms. Aufreiter was appointed chair of the human capital and compensation committee and ceased to be chair of the corporate governance committee.

Guillermo E. Babatz Mexico City, Mexico Age 54 | Director since 2014 Independent 2022 votes for: 98.7% Not eligible for re-election in April 2029

Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comision Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnologico Autonomo de Mexico (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 25 of 25 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Human capital and compensation			7 of 7 / 100%
				Risk (chair)			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	2,500	23,358	25,858	$1,538,124	$1,702,749	1.7
	2021	2,500	18,935	21,435	$1,536,386	$1,739,236	2.4
	Change	0	4,423	4,423	$1,738	($36,487)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Corporate practices | Investment

Management proxy circular	15

Scott B. Bonham Atherton, California, U.S.A. Age 61 | Director since 2016 Independent 2022 votes for: 98.9% Not eligible for re-election in April 2028

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and an M.B.A. from Harvard Business School.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	1,500	26,004	27,504	$1,712,363	$1,811,138	1.9
	2021	1,500	21,260	22,760	$1,725,036	$1,846,746	2.5
	Change	0	4,744	4,744	($12,673)	($35,608)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Loblaw Companies Limited (2016 – present)			Audit | Risk and compliance

	Magna International Inc. (2012 – 2021)			—

Daniel (Don) H. Callahan Fairfield, Connecticut, U.S.A. Age 66 | Director since 2021 Independent 2022 votes for: 99.8% Not eligible for re-election in April 2034

Daniel (Don) Callahan is a corporate director and serves as the Non-Executive Chairman of TIME USA LLC. From 2007 until his retirement in December 2018, Mr. Callahan held several officer roles at Citigroup, including most recently as Citigroup’s Chief Administrative Officer and Global Head of Operations, Technology and Shared Services. Prior to joining Citigroup, Mr. Callahan held various senior executive positions at Morgan Stanley and Credit Suisse. Earlier in his career, he spent 12 years at IBM, where he held a number of management positions, including Director of Strategy for IBM Japan. Mr. Callahan holds a Bachelor of Arts degree in history from Manhattanville College, where he serves as Trustee Chair Emeritus.

KEY SKILLS AND EXPERIENCE
Environmental, social and governance (ESG) matters | Financial services | Human resources and executive compensation | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Corporate governance Risk			5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	1,000	4,710	5,710	$310,154	$376,004	0.4
	2021	1,000	1,045	2,045	$84,791	$165,931	0.2

	Change	0	3,665	3,665	$225,363	$210,073

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Tata Consultancy Services (2019 – present)					Audit | Risk management

	WEX Inc. (2019 – present)		Leadership development and compensation (chair) | Technology

Mr. Callahan has until 2026 to meet his equity holding requirement.

16	Scotiabank

W. Dave Dowrich Brooklyn, New York, U.S.A. Age 55 | Director since June 2022 Independent Appointed to the board after the 2022 annual meeting Not eligible for re-election in April 2035

Dave Dowrich is Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America - College Retirement Equities Fund (TIAA). Prior to joining TIAA in 2021, Mr. Dowrich held a similar role for Prudential Financial’s International Businesses, based in Tokyo, Japan. Prior to Prudential Financial, Mr. Dowrich held several executive positions with AIG from 2013 to 2020 in Japan and the U.S, including the role of Chief Financial Officer of AIG Japan and Asia Pacific. Previously, Mr. Dowrich held senior roles in investment banking at Goldman Sachs and Credit Suisse. He began his career as a pension consulting actuary in Toronto, Ontario. Mr. Dowrich has a B.Sc. (in actuarial science and applied statistics) from the University of Toronto and an M.B.A. (in finance) from the Wharton School of the University of Pennsylvania. He is a Fellow of the Society of Actuaries, an Associate of the Canadian Institute of Actuaries and a Member of the American Academy of Actuaries.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Financial services | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 8 of 11 / 73%*
			Meeting attendance	Committees			Meeting attendance
	Board	6 of 7 / 86%			Audit and conduct review Risk		1 of 2 / 50%* 1 of 2 / 50%*

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	1,000	1,653	2,653	$108,850	$174,700	0.2

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships

	—				—

Effective June 1, 2022, Mr. Dowrich joined the audit and conduct review committee and the risk committee.

* Mr. Dowrich was unable to attend the October board and committee meetings due to emergency surgery and his corresponding recovery. The board has reviewed his attendance and has no concerns regarding his continued role on the board.

Mr. Dowrich has until 2027 to meet his equity holding requirement.

Lynn K. Patterson Toronto, Ontario, Canada Age 61 | Director since 2020 Independent 2022 votes for: 99.6% Not eligible for re-election in April 2033

Lynn Patterson is a corporate director and served as Deputy Governor of the Bank of Canada (“BoC”) from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Previous to her time at the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Public policy | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	10,659	7,526	18,185	$495,587	$1,197,482	1.2
	2021	10,659	3,719	14,378	$301,760	$1,166,631	1.6

	Change	0	3,807	3,807	$193,827	$30,851

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	—			—

Management proxy circular	17

Michael D. Penner London, United Kingdom Age 53 | Director since 2017 Independent 2022 votes for: 98.6% Not eligible for re-election in April 2030

Michael Penner is a corporate director and an Operating Partner of Partners Group AG, a Swiss-based global private equity firm. In this capacity, he serves as the Chairman of Partners Group Canada, as well as several portfolio companies including United States Infrastructure Corporation, Enfragen Renewable Energy, and Careismatic Brands, Inc., a medical apparel company. Mr. Penner was Chairman of the Board of Directors of Hydro-Quebec from 2014 to 2018. He was previously the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner was instrumental in establishing the multi-disciplinary “Michael D. Penner Initiative on ESG” at the Universite de Montreal. He has also served on the Board of Directors of ICD Quebec, Les Grands Ballets Canadiens de Montreal and Selwyn House School. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.

KEY SKILLS AND EXPERIENCE
Environmental, social and governance (ESG) matters | Human resources and executive compensation | Public policy | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review			5 of 5 / 100%
				Corporate governance			5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	14,091	20,196	34,287	$1,329,907	$2,257,799	2.3
	2021	14,091	15,746	29,837	$1,277,630	$2,420,974	3.3

	Change	0	4,450	4,450	$52,277	($163,175)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	—			—

Una M. Power Vancouver, British Columbia, Canada Age 58 | Director since 2016 Independent 2022 votes for: 97.7% Not eligible for re-election in April 2028

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Human resources and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review (chair) Human capital and compensation			5 of 5 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	5,783	29,009	34,792	$1,910,243	$2,291,053	2.3
	2021	5,783	23,490	29,273	$1,905,979	$2,375,211	3.3

	Change	0	5,519	5,519	$4,264	($84,158)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	TC Energy Corporation (2019 – present)			Audit (chair) | Health, safety, sustainability and environment

	Teck Resources Limited (2017 – present)			Audit (chair) | Compensation and talent

Kinross Gold Corporation (2013 – 2019)

18	Scotiabank

Calin Rovinescu, C.M. Toronto, Ontario, Canada Age 67 | Director since 2020 Independent 2022 votes for: 98.3% Not eligible for re-election in April 2033

Calin Rovinescu is a corporate director, venture capital investor and senior advisor to several corporations. He served as President and Chief Executive Officer of Air Canada from April 2009 until his retirement on February 15, 2021. Mr. Rovinescu was the Executive Vice President, Corporate Development & Strategy of Air Canada from 2000 to 2004, and also held the position of Chief Restructuring Officer during the airline’s 2003-2004 restructuring. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montreal. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014-2015. He is also a member of the Board of Directors of BCE Inc. and a Senior Advisor to Brookfield Asset Management Inc. and Teneo. Mr. Rovinescu holds Bachelor of law degrees from the Universite de Montreal and the University of Ottawa, and has been awarded six Honorary Doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2019, he was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by the Globe and Mail’s Report on Business magazine. Mr. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.

KEY SKILLS AND EXPERIENCE
Capital markets | Environmental, social and governance (ESG) matters | Human resources and executive compensation | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24/ 100%
			Meeting attendance	Committees			Meeting attendance
	Board	12 of 12 / 100%		Audit and conduct review			4 of 4 / 100%
				Corporate governance (chair)			1 of 1 / 100%
				Human capital and compensation			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	18,410	6,844	25,254	$450,677	$1,662,976	1.7
	2021	14,598	2,995	17,593	$243,014	$1,427,496	2

	Change	3,812	3,849	7,661	$207,663	$235,480

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	BCE Inc. and Bell Canada (2016 – present)			Management resources and compensation | Risk and pension fund (chair)

Air Canada (2009 – 2021)

Effective September 23, 2022, Mr. Rovinescu was appointed chair of the corporate governance committee and ceased to be a member of the audit and conduct review committee.

Management proxy circular	19

L. Scott Thomson Toronto, Ontario, Canada Age 53 | Director since 2016 Not independent 2022 votes for: 96.9% Eligible for re-election while President and CEO

Scott Thomson assumed the role of President of Scotiabank on December 1, 2022, and became President and CEO of the Bank on February 1, 2023. Mr. Thomson has been a member of the Scotiabank Board of Directors since 2016. Prior to joining Scotiabank, Mr. Thomson was the President and CEO of Finning International Inc., the world’s largest dealer of Caterpillar equipment and engines across diverse industries in the Americas and Europe. Mr. Thomson has also held a number of senior executive positions including Chief Financial Officer of Talisman Energy Inc. and Executive Vice President, Corporate Development at Bell Canada Enterprises (BCE). Prior to his tenure at BCE, Mr. Thomson was a Vice President at Goldman Sachs. Mr. Thomson holds a Bachelor of Arts (BA) in economics and political science from Queen’s University and a Master of Business Administration (MBA) from the University of Chicago.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Financial services | Human resources and executive compensation | Technology

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 21 of 21/ 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Human capital and compensation Risk			5 of 5 / 100% 4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	38,835	27,734	66,569	$1,826,284	$4,383,569	4.5
	2021	8,070	22,356	30,426	$1,813,966	$2,468,766	3.4

	Change	30,765	5,378	36,143	$12,318	$1,914,803

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Finning International Inc. (2013 – 2022)

Mr. Thomson was recused from the August and September board meetings except where the independent members of the board asked him to present, as well as from all August committee meetings.

Effective September 23, 2022, Mr. Thomson ceased to be chair and a member of the human capital and compensation committee and a member of the risk committee.

Mr. Thomson retired from the Finning International Inc. board on November 15, 2022, concurrent with his retirement as President and CEO of that company.

Effective December 1, 2022, Mr. Thomson’s DDSUs were exchanged for deferred stock units. See page 110 for more information.

Effective February 1, 2023, Mr. Thomson has a share ownership requirement of 8x his base salary as CEO and five years to meet this requirement. See page 75 for more information.

Benita M. Warmbold Toronto, Ontario, Canada Age 64 | Director since 2018 Independent 2022 votes for: 98.8% Not eligible for re-election in April 2031

Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of Canada Pension Plan (CPP) Investment Board having retired in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data and investment operations. Prior to joining CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a chartered professional accountant and a Fellow of CPA Ontario. Ms. Warmbold has been recognized three times as one of “Canada’s Most Powerful Women — Top 100,” and in 2016 was inducted into the WXN Hall of Fame.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Financial services | Risk management

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2022	3,000	14,782	17,782	$973,395	$1,170,945	1.2
	2021	3,000	10,606	13,606	$860,571	$1,103,991	1.5

	Change	0	4,176	4,176	$112,824	$66,954

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Methanex Corporation (2016 – present)			Audit, finance and risk (chair) | Corporate governance

	SNC-Lavalin (2017 – present)			Audit and risk (chair) | Human resources

20	Scotiabank

Skills and experience

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

The board maintains a skills matrix to monitor the skills and experience necessary for the oversight of the bank today and in the future.

To serve on our board, directors must have considerable experience in leadership and strategy and many directors also have financial services experience in a multitude of ways. In addition, each director has identified five key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies highlight some of the formative experiences supporting these areas.

Key Areas of Expertise
Leadership Experience in senior leadership roles (management and/or board) in an organization of significant size or complexity.
Strategy Experience in developing, implementing and delivering strategic business objectives in a large organization.
Accounting and Finance Knowledge of and experience in financial accounting and reporting, corporate finance and familiarity with financial internal controls and GAAP/IFRS.
Capital Markets Experience in global financial markets, investment banking and/or mergers and acquisitions.

Environmental, Social and Governance (ESG) Matters

Experience in sustainability matters, environmental issues, social issues and/or corporate governance principles and practices in an organization of significant size and complexity.

Financial Services Experience in the financial services industry and/or financial regulation.
Human Resources and Executive Compensation Experience in people matters including workplace culture, management development, succession planning and compensation.
Public Policy Experience in government and public policy matters.
Retail/Consumer Experience in a consumer-facing industry.
Risk Management Experience in identifying, assessing and managing financial and non-financial risks.
Technology An understanding of digital, data management, technology and/or cyber security issues in large, complex enterprises.

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance and government), education, language skills and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

Management proxy circular	21

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2022 and the overall meeting attendance of the relevant members for that period. Directors are expected to attend at least 75% of all board and committee meetings for those committees on which they serve.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 14. All the nominated directors who were members of the board at the time attended the annual meeting in April 2022 with the exception of Mr. Porter who was ill with COVID-19 and was not able to attend the annual meeting. Directors also held meetings with regulators, shareholders and shareholder representative groups throughout the year, which are not shown in the table below.

	Meetings	Attendance

Board	12	99%
Audit and conduct review	5	98%
Corporate governance	5	100%
Human capital and compensation	7	100%
Risk	6	97%

Total number of meetings	35	99%

The table below shows the board and committee meeting attendance in fiscal 2022 of directors not standing for re-election. Mr. Porter retired as Chief Executive Officer and a director of the bank effective January 31, 2023 and Ms. Segal is not standing for re-election pursuant to our board term limits.

	Meetings	Attendance

Brian Porter
Board	9 of 10	90%[1]

Susan Segal
Board	12 of 12	100%
Audit and conduct review	5 of 5	100%
Risk	6 of 6	100%

1

Mr. Porter did not attend one board meeting in April 2022 when he contracted COVID-19 and was not required to attend two special board meetings for non-executive and independent directors only that took place in 2022.

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee biannually conducts an extensive review of director compensation against our Canadian bank peer group. The committee also considers trends and compensation structures at several large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TC Energy) and other comparable international financial institutions.

The committee reviews director compensation regularly to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, workload, complexity of issues and decision-making, and the skills required of the board.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2022. The Chair’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Annual board retainers

Chair ($350,000 must be taken in common shares or DDSUs)	$500,000
All other directors ($195,000 must be taken in common shares or DDSUs)	$275,000

Annual committee chair retainers	$50,000

Directors are expected to keep abreast of industry developments, nationally and internationally, so that they can make a meaningful contribution.

Directors are routinely kept informed between meetings on issues germane to the bank and their responsibilities as directors.

Our director fee structure reinforces director engagement, and is predictable, transparent and easy to administer, regardless of the number of meetings held during the year.

22	Scotiabank

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

2022 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2022. Upon his appointment as President of the bank on December 1, 2022, Mr. Thomson no longer receives fees for serving as a director.

	Retainers			Total fees earned ($)	Portion of total bank director fees received as DDSUs (%)	All other compensation ($)	Total ($)
	Board ($)	Committee Chair ($)	Non-executive Chair ($)
N. Aufreiter[1]	275,000	50,000	–	325,000	100		325,000
G. Babatz[2]	275,000	50,000	–	325,000	80	197,865	522,865
S. Bonham	275,000	–	–	275,000	100		275,000
D. Callahan	275,000	–	–	275,000	100		275,000
W. Dowrich[3]	114,583			114,583	100		114,583
L. Patterson	275,000	–	–	275,000	100		275,000
M. Penner	275,000	–	–	275,000	100		275,000
U. Power	275,000	50,000	–	325,000	100		325,000
A. Regent	–	–	500,000	500,000	100		500,000
C. Rovinescu[4]	275,000	5,278	–	280,278	100		280,278
S. Segal[5]	275,000	–	–	275,000	100	217,968	492,968
S. Thomson[6]	275,000	44,722	–	319,722	100		319,722
B. Warmbold	275,000	–	–	275,000	100		275,000
Total	3,139,583	200,000	500,000	3,839,583		415,833	4,255,416

1

Ms. Aufreiter ceased to serve as the chair of the corporate governance committee and was appointed chair of the human capital and compensation committee on September 23, 2022. She received pro-rated fees.

2

Mr. Babatz earned 2,878,000 Mexican pesos in fiscal 2022 for serving as Chairman of Grupo Financiero Scotiabank Inverlat, S.A. de C.V. and four of its subsidiaries (C$197,865 based on the October 31, 2022 exchange rate of 0.06875095).

3	Mr. Dowrich was appointed to the board on June 1, 2022 and received pro-rated fees.
4	Mr. Rovinescu was appointed chair of the corporate governance committee on September 23, 2022 and received pro-rated fees.
5	Ms. Segal earned US$160,000 in fiscal 2022 for serving as Chair of Scotia Holdings (U.S.) Inc. (C$217,968 based on the October 31, 2022 exchange rate of $1.36230001).
6	Mr. Thomson ceased to serve as the chair of the human capital and compensation committee on September 23, 2022 and received pro-rated fees.

Management proxy circular	23

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders. Equity ownership is reviewed on a regular basis.

Our director equity ownership requirements are made up of three parts:

We have robust equity holding requirements.

All directors meet or exceed the requirement to hold at least 1,000 common shares in the bank.

All directors currently exceed our new equity holding requirements except Mr. Callahan and Mr. Dowrich who have until 2026 and 2027 to meet or exceed the requirements, respectively.

Effective February 1, 2023, Mr. Thomson has a share ownership requirement of 8x his base salary as CEO and five years to meet this requirement. See page 20 and 75 for more information.

Requirement	Directors	Chair
Required holdings in common shares or DDSUs to be met within five years of joining board and maintained while serving on board	$975,000 (5x equity portion of annual retainer)	$1,750,000 (5x equity portion of annual retainer)
Common share holding requirement to be met within six months of joining board	1,000
Portion of annual board retainer paid in either DDSUs or bank common shares (by participating in the directors’ share purchase plan), even after equity ownership requirements have been met	$195,000	$350,000

All directors currently receive the equity portion of their retainer in DDSUs, which are only redeemable after they leave the board. Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities. DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption. Upon his appointment as President of the bank on December 1, 2022, Mr. Thomson’s DDSUs were exchanged for deferred stock units (as further described on page 110).

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

24	Scotiabank

2	Governance

Sound and effective corporate governance is embedded in everything we do. It is a critical part of the bank’s culture, and fundamental to our long-term success; it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and protects the long-term interests of Scotiabank.

Neither the pandemic, nor a year marked by geopolitical instability and economic volatility have changed the board’s responsibilities. Rather, macro events such as these have sharpened the focus on certain issues that may require more immediate or frequent attention. The manner in which the board’s responsibilities are fulfilled may evolve but the overarching responsibilities have not changed — we will continue to uphold good corporate governance even in uncertain times and to apply good judgement in addressing the needs of the bank and all of our stakeholders.

A solid foundation of openness, integrity, continuous improvement and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees, regulators and the broader community.

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication, in the best interest of the bank, are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, management and other stakeholders. Formal mandates are approved for the board, each committee, the Chair of the Board, committee chairs, directors and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	25

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually to continually enhance our processes and standards. Some key milestones include:

2022 highlights

Scotiabank was again recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions in terms of corporate governance practices.

The board:

•    executed on its CEO succession plan by appointing Scott Thomson as the new CEO effective February 1, 2023

•    enhanced its commitment to oversight of the implementation of the bank’s core purpose – for every future – to support our customers, employees, communities and shareholders by embedding the purpose in the bank’s corporate governance policies

•    focused on its oversight of ESG matters, which is embedded in the bank’s corporate governance policies and reinforced its attention on ESG matters, as highlighted on page 45

•    maintained heightened focus on regulatory compliance in the current environment, including the successful implementation of the new Canadian Financial Consumer Protection Framework

•    continued building bench strength among the senior leadership team, aligning compensation with risk and performance and adhering to the overall goal of diversity of talent

•    supported the bank’s diversified business model amid a year of geopolitical instability and economic volatility

•    continued to support the bank’s commitment to its Indigenous relations, including its Progressive Aboriginal Relations Certification (one of only 10 TSX-listed companies and one of only two financial institutions) and its partnership with MD Financial Management Inc. and the Indigenous Physicians Association of Canada to support the Indigenous medical community

•    continued to invest in technology and innovation, resulting in the bank being recognized for Best Use of Technology for Customer Experience (Overall) by The Digital Banker at the 2022 Euromoney Awards for Excellence, playing a significant role in the bank’s win as the Best Bank in Canada and ranking as one of the top three banks in the J.D. Power 2022 customer satisfaction survey for both mobile and online banking, scoring above the industry average for the third year in a row.

26	Scotiabank

    WHAT WE DO

▶	Independence

•	11 of 12 directors are independent

•	all committee members are independent

•	board committees have full authority to retain independent external advisors

•	in camera sessions with independent directors are scheduled at each board and committee meeting

▶	Integrity, ethics and accountability

•	we promote a strong culture of integrity and ethical behaviour

•	we require all directors to certify compliance with our code of conduct each year

•	we have a separate directors’ conflicts of interest policy as an addendum to our code of conduct

•	we have attendance requirements for our directors

•	quorum for meetings is a majority of the board or committee members

•	we limit the number of public company boards on which our directors may sit

▶	Risk oversight

•	we have strong risk oversight, carried out by the board and its four committees

•	we have financial services and risk management experience on every committee

•	the human capital and compensation committee and risk committee meet jointly to discuss compensation risk

•	the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶	Leadership, development and succession

•	we have individual (not slate) voting for directors

•	we do not have a staggered board – all our directors are elected annually

•	our majority voting policy complies with the TSX rules

•	we have director term limits

•	we have a formal written board diversity policy, which has been updated over the years, including in 2022

•	we have a robust director orientation and continuing education program

•	we have a formal, annual board assessment including individual director assessment

•	we have a board skills matrix which is used for director nominations and succession planning

▶	Stewardship and stakeholder engagement

•	we have an annual strategic planning meeting with the board and management separate from regular board meetings

•	we have a robust stakeholder engagement program

•	we have strong equity ownership guidelines to align director and shareholder interests

•	international subsidiary boards have the opportunity to engage with members of our board

•	we have a robust ESG strategy

    WHAT WE DON’T DO

▶	No hedging of bank securities

•	no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

•	DDSUs are non-transferable and are only redeemable after a director leaves the board

•	directors cannot receive stock options and do not participate in our pension plan

▶	No unequal voting

•	we do not have dual class shares, non-voting or subordinated voting shares

•	the Chair does not have a deciding vote in the case of a board tie

Management proxy circular	27

About the board

STRUCTURE OF THE BOARD

The board’s mandate is to:

•	oversee the bank’s strategic direction as stewards for stakeholders
•	supervise the management of the business and affairs of the bank
•	maintain the bank’s strength and integrity through strong oversight
•	set the tone at the top, promoting trust and integrity with our shareholders, customers, employees, regulators and communities in which we operate
•	oversee the bank’s organizational structure and succession planning for senior management roles
•	continually develop its approach to corporate governance.

The board has specific duties and responsibilities set out in global regulatory expectations and best practices, as well as in the Bank Act and other applicable laws and regulations. These are detailed in its mandate. The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

This year 12 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal.

Board committees

Four standing committees help the board carry out its duties and responsibilities. Each committee is able to engage external advisors or consultants as necessary and approve their contracts and fees. You can find descriptions of the committee mandates, membership, highlights for the year and how each committee assessed itself in the reports starting on page 56.

All committees are composed entirely of independent board members. The President and CEO does not sit on any board committees.

All independent directors serve on two board committees and the Chair is a member of all four committees.

The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chair of the Board and committee chair succession, in light of director term limits.

Chair of the Board

The Chair of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent directors. The Chair is directly involved in director orientation, continuing education and the board assessment process. The Chair also pays particular attention to the dynamics of the board and ensures all directors are actively and appropriately involved in the board’s oversight role. The Chair ensures that the number of board and committee meetings is appropriate given the issues that the board and bank are addressing in the current environment.

At every meeting, time is allocated to in camera sessions without management. Depending on the nature of the business discussed at the meeting, the board may waive the requirement for these sessions. In fiscal 2022, no in camera sessions were waived by the board and the independent directors met without

Our board mandate is posted in the corporate governance section of our website.

The committees support the board, with overall leadership by our Chair who is independent from our CEO.

The independent directors held in camera sessions at all meetings in 2022.

28	Scotiabank

management at every meeting, including one meeting when an in camera session was held for the non-executive and independent directors and one meeting which was of the non-executive and independent directors only.

The Chair acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chair meets with OSFI, our primary regulator, as well as other regulators, shareholders and other stakeholders on behalf of the board, and may also meet periodically with members of the boards of directors of our subsidiaries. Over the past few years, the COVID-19 pandemic, an uncertain macroenvironment due to geopolitical instability and economic volatility, as well as the CEO succession planning process and transition required even more from the role of the Chair in terms of engagement and communication with the board, management and other stakeholders. The contributions of the Chair and CEO are critical for effective board management and leading the bank through a challenging environment like all have experienced these past few years. This has included guiding the board members and management, as well as engaging with other stakeholders, to ensure a proper CEO transition for Mr. Thomson in 2023.

Committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chair and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair
•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	facilitating effective communication between the committees
•	reporting the committee’s discussions and decisions or recommendations to the board.

Directors

All directors, regardless of whether they currently have a leadership role on the board, have a written position description outlining our expectations around individual accountability and contribution.

Board priorities

Our effective governance structure allows the board to efficiently fulfill its oversight and advisory mandate, including focusing on key priorities:

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, considering the opportunities and risks of our businesses
•	keeping abreast of industry developments and the competitive landscape
•	reviewing results against our capital and financial plans throughout the year
•	approving material strategic initiatives, as well as significant acquisitions, divestitures and investments
•	overseeing our ESG strategy, including our climate change strategy, and monitoring management’s execution against this strategy
•	regularly scrutinizing management’s execution of business plans and other objectives against their results and compared to their industry peers
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk.

You can find the committee charters, board mandate, and position descriptions for the Chair, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2022 AIF at sedar.com.

Management proxy circular	29

The Board approves the strategy on an annual basis, as well as the capital plan. This past year, the Board had numerous sessions with management on strategy for the business lines, technology and operations, as well as on data and analytics. In-depth discussions with business line heads were held on our progress against critical strategic and financial key plans, the changing environments across our footprint, significant initiatives, risks related to strategic considerations and other matters. The board also met with management to discuss our technology and operations strategy, including deep dives on cyber-security and fraud, which are critical capabilities for upholding customer trust, as well as on cloud computing, which is a key enabler of both business and technology strategic priorities. Discussions on data and analytics were also held with management on how this supports key revenue growth, customer experience and enterprise functions. This approach to strategic oversight allows the board to consider the bank’s strategic plans and initiatives throughout the year and monitor execution against these plans.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks and embedding a strong risk culture across the enterprise. The board approves our overall risk strategy, including our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. It approves significant financial and non-financial risk frameworks and policies that manage risk bank-wide. Each quarter, the board reviews an in-depth enterprise risk management report to monitor and maintain a robust view of our risks across defined and emerging risks. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2022 MD&A.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk Management

Our strong fundamentals in both governance and risk management have allowed the board to work with management to adapt to, and prudently manage risks throughout a continually evolving and complex environment.

Areas of focus for 2022 included:

–   ESG risk, including climate-related risk and social justice issues

–   Cyber-security and information technology risk

–   Macroeconomic uncertainty and geopolitical risk

–   Other non-financial risks, including data, analytics, model, and human capital management risk

– Risk culture and conduct risk – Provisions for credit losses – Risk in Pacific Alliance countries – Third party risk management – Records retention

Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

• provides oversight on the effectiveness of the bank’s system of internal controls

• oversees the integrity of the bank’s consolidated financial statements and quarterly results

• oversees our climate-related disclosure as part of our financial reporting of ESG matters

• responsible for conduct review, risk culture, conduct risk and monitoring our ethical standards

• responsible for consumer protection

• oversees the external auditor’s qualifications, independence and performance, and the finance, compliance and audit functions

Human capital and compensation committee

• in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human capital including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

• oversees leadership, succession planning, total rewards and human capital and compensation strategies relating to diversity, equity and inclusion, employee health, safety and well-being and other ESG policies and practices

• supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

• acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

• responsible for the board succession plan and the bank’s approach to stakeholder engagement

• reviews the bank’s ESG strategy, priorities and reporting

Risk committee

• identifies and monitors key financial and non-financial risks

• reviews and approves the bank’s key risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

• oversees the bank’s ESG risks, including climate change risks as well as technology, cyber-security and related risks

• oversees the risk management and anti-money laundering/anti-terrorist finance functions

30	Scotiabank

Management keeps the board and each of the committees apprised of regulatory developments relevant to their mandates. The regulatory oversight committee regularly reports to the board on the activities and progress of our regulatory steering committees as we anticipate and prepare for new regulatory initiatives. Furthermore, the audit and conduct review committee reviews regulatory exam results and informs the board of any material developments in our relationship with the bank’s regulators, including OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

ESG risk management

Scotiabank understands that ESG risks are complex and have transverse properties that affect other risk types. While the ultimate responsibility for the risk lies with the business lines, Global Risk Management has a dedicated team that provides independent risk oversight for ESG risk. The ESG risk department has primary responsibility for establishing the related policies, processes and standards associated with mitigating ESG risk in the bank’s lending activities. To safeguard the bank and the interests of its stakeholders against ESG risks, Scotiabank has established clear governance structures and risk management elements that identify, assess, measure, monitor, manage, mitigate, and report ESG risks. These various components are described in the bank’s ESG Risk Management Framework. This structure assists the bank in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and its risk appetite. The bank also has an Environmental Risk Management Policy which outlines the key principles and commitments that guide the bank in how it manages environmental risks as part of its day-to-day operations, lending and investment practices, supplier agreements, management of real estate holdings, and internal and external reporting protocols. This policy is supplemented by specific processes and guidelines relating to individual business lines. Social and governance risks are managed through the bank’s implementation of several key policies and commitments, including, but not limited to, our code of conduct, corporate governance policies, our human rights statement (prescribed by the UN Guiding Principles on Human Rights), our anti-slavery and human trafficking statements (in accordance with modern slavery legislation) and our diversity, equity and inclusion goals (e.g., ScotiaRISE, The Scotiabank Women Initiative™, the Black-Led Business Financing Program and STEM apprenticeship opportunities). For additional information about the bank’s approach to managing ESG risk, see the “Environmental, Social and Governance Risk” section in our 2022 MD&A and the “Managing Environmental and Climate Risks” section in our ESG Report.

3. Conduct and culture

At Scotiabank, we know that earning and keeping the trust of all our customers and stakeholders is the most critical thing we do. Paramount to that is being guided by our purpose: for every future, and our values – integrity, accountability, respect and passion. Our culture not only ensures we are doing the right things, but that we are doing them the right way.

Culture is the shared beliefs, values, and attitudes that are reflected in the behavioural norms, artefacts, and organizational structures, and can support or undermine the bank’s stated objectives and values. The bank is aware of the importance of culture and continues to focus on consistent execution and integration across all lines of defense. Culture is positioned as a shared responsibility across the organization. The bank continues to prioritize culture as an area of focus to ensure our culture of compliance permeates throughout all levels of the organization. The board has formal oversight of culture and monitors how the bank reinforces and evolves the culture in different areas: risk management, compliance, conduct risk and leadership.

The audit and conduct review committee is responsible for conduct review, risk culture, conduct risk and monitoring our ethical standards and has dedicated considerable time to its oversight of risk. Enterprise Conduct, Risk Culture & Ethics, a team within Global Compliance, is responsible for providing enterprise-level oversight of risk culture and conduct risk management through the development and maintenance of a framework, policies and procedures, providing advice and counsel on matters related to the Scotiabank Code of Conduct (our code) and risk culture. This is supported by communications and training to promote our ethical standards and strong risk culture.

Our people are our most important asset. We invest in attracting, hiring, developing and retaining the best talent to offer our customers a differentiated experience. We see our employees as our brand ambassadors, and we equip them to lead and thrive as a winning team and support them in living our values and keeping the bank safe. Employee feedback is critical and continues to shape how we enable our winning team to deliver for every future. We invite our employees to share this feedback by completing our semi-annual ScotiaPulse survey and

Management proxy circular	31

annual risk culture survey. Our annual Global Mandatory Learning (GML) program helps to ensure all of our employees live our core values and exemplify ethical behavior that is critical to our success. All of the 14 courses contained in this program are focused on meeting the requirements stipulated by legislation, regulation and bank policy and include topics related to risk culture and appetite, anti-bribery, anti-corruption, anti-money laundering, privacy, managing operational risk, advancing diversity, inclusion and belonging, and health and safety. In addition to this learning, Canadian employees also complete a program on discrimination, harassment and violence. Our employee recognition programs, Applause 2.0 and Best of the Best, celebrate talent who exemplify the bank’s values and recognize those employees that through their results and behaviours:

•	amplify our culture, supporting others to connect with purpose, both internally and externally;
•	keep the bank safe, by doing the right thing;
•	achieve outstanding results, putting the customer first, and enabling their teams/colleagues to perform at their best; and
•	deliver with impact and represent the very best of Scotiabankers.

Scotiabank code of conduct

Our code describes the standards of conduct required of employees, contingent workers, directors and officers of the bank and its direct and indirect subsidiaries located in various regions around the world. Our code’s six guiding principles are aligned with our values and form the building blocks on which our code rests. Living up to them is an essential part of meeting our corporate goals, adhering to our values, and safeguarding the bank’s reputation for integrity and ethical business practices. The six principles are:

•	Follow the law wherever Scotiabank does business
•	Avoid putting yourself or Scotiabank in a conflict of interest position
•	Conduct yourself honestly and with integrity
•	Respect privacy, confidentiality, and protect the integrity and security of assets, communications, information and transactions
•	Treat everyone fairly, equitably, and professionally
•	Honour our commitments to the communities in which we operate.

The board approves material changes to our code and the audit and conduct review committee monitors compliance with our code. Our code is formally reviewed by Global Compliance, at a minimum, once every two years or earlier to address any required updates.

Our code principles, ethical standards and corporate values are embedded throughout our employee experience from onboarding to training, promotion and compensation. We clearly and frequently communicate our expectations that employees conduct business and interactions with others in a legal and ethical manner that promotes integrity across the bank. We do this through a variety of senior leader messages, training on topics such as anti-bribery, anti-corruption, cyber-security and risk culture and appetite, regular manager feedback and compensation decisions. The board and senior management are responsible for fostering an environment of open communication where employees feel safe to speak up and raise concerns. In that regard, our Raise a Concern Channels, including the Staff Ombuds Office, Human Resources and the whistleblower program assists individuals in raising concerns related to wrongdoing. We regularly seek feedback from our employees and customers to promote a culture of speaking up if actions do not match words and reinforce the right behaviours.

Employees, officers, directors, and contingent workers, with access to Scotiabank networks, systems and applications as part of their job duties, are required to review and acknowledge their compliance with our code and any other applicable Scotiabank policies including our whistleblower policy and business line specific policies, procedures, and guidelines that may be more restrictive. These attestations are required to be made when joining the bank and on an annual basis. Annual code training includes test scenarios based on anonymized real cases and a minimum score on knowledge tests is required for course completion, which is tracked and monitored. Directors must also read and consent to the directors’ conflicts of interest policy.

In certain limited situations, Scotiabank may waive application of a provision of our code to an employee, contingent worker, director, or officer. The board or a committee of the board must approve any waivers involving a director or executive officer of Scotiabank, and any such waivers are disclosed in accordance with applicable regulatory requirements. All other waivers or exceptions must be approved by appropriate authorities within Scotiabank’s legal, compliance and human resource departments. There were no waivers in 2022.

Our code outlines our ethical standards and can be found in the corporate governance section of our website.

Integrity and tone at the top are of paramount importance. The board and senior management are responsible for setting the tone at the top, including clearly articulating the underlying values, establishing a strong risk culture, and fostering an environment where everyone has ownership and responsibility for “doing the right thing” -for our customers, shareholders and employees and for the communities we serve.

A key board responsibility in overseeing the bank’s culture is the selection and appointment of our President and CEO and executive management team.

32	Scotiabank

We are committed to providing an inclusive, equitable, respectful and safe environment that is free from discrimination and harassment for all, as well as to complying with applicable laws pertaining to discrimination, human rights, and harassment. Complaints of discrimination or harassment are dealt with promptly, and treated with seriousness, sensitivity and confidentiality. Retaliation against anyone for having raised concerns or complaints in good faith is forbidden and anyone who has raised concerns in good faith is protected from retaliation.

Avoiding conflicts of interest and related party transactions

Directors must disclose:

•  their business and personal relationships with the bank and other companies or entities they have relationships with

•  if they have a conflict of interest with a matter to be discussed by the board and must not participate in any board or committee discussions or vote on the matter.

.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

As a regulated entity, the bank has robust policies, procedures and processes in place regarding related party transactions. Directors are required to complete an annual questionnaire disclosing any related party transactions. The audit and conduct review committee requires management to establish procedures to enable the bank to verify that its transactions with related parties (a group that includes directors and senior officers as defined in the Bank Act) comply with the Bank Act and to review those procedures and their effectiveness, as further set out in detail in the audit and conduct review committee charter posted in the corporate governance section of our website.

Reporting a concern

All directors, officers and employees have an obligation to report any concerns they have about financial reporting or suspected fraudulent activity, breaches of our code and other compliance policies, including any retaliation against an individual who reports a concern.

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with our code. It protects employees who make a report in good faith.

The following reporting channels are available under the policy:

•   calling the toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•   an external party can raise a concern by contacting the Escalated Customer Concerns Office (see the back cover)

•   concerns relating to regulatory compliance, breaches of our code or other compliance policies can be directly escalated to Global Compliance

•   all concerns can also be raised directly with the Chief Auditor.

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chair, if they have a concern. In addition, an employee may contact the Chair directly if they have any concerns.

All credible reports are investigated internally or by an independent external party, and appropriate action is taken based on the findings. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

Management proxy circular	33

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance Officer and the independent auditors without management present
•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses
•	reviews the effectiveness of our compliance program as well as first-line and second-line compliance culture
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. We continue to invest significantly in strengthening our controls surrounding people, processes and technology to protect the bank’s and our customers’ information as further described in our 2022 annual report.

Technology and innovation

Technology and operations investments in strengthening the core of the bank have enabled us to adapt effectively through the pandemic, operating seamlessly and supporting our customers when they needed us most. Today, we are focused on further digitizing the bank to deliver exceptional value to our customers, employees, and shareholders consistently, safely, and effectively. We have substantially progressed our structural investments at the bank to simplify the customer experience, and to maintain customer trust by operating at, and investing in, the highest level of standards for security, stability, and operational excellence, and enhancing the customer relationship with our digital tools.

The bank continues the strategic and sustained investments in controls across the enterprise to further improve its security posture in light of rapid changes to external threats and risks. Key areas of focus are capabilities relating to vulnerability identification and remediation, access management, data protection, software lifecycle, asset management, fraud management, and risks arising from the bank’s supply chain. Stability and security risk indicators are tightly monitored and show good improvements year over year. Building on the robust digitization efforts of previous years, our investments in innovation have delivered exceptional results for customers. This has been reflected in some notable accolades in 2022, including the Best Use of Technology for Customer Experience (Overall) by The Digital Banker – awarded for the bank’s eTeller solution, which has been rolled out in branches across 14 countries and leverages biometric technology to deliver a faster and safer banking experience, resulting in vastly improved service times while reducing the risk of fraud.

Technology and innovation also played a significant role in Scotiabank’s win of the Best Bank in Canada at the 2022 Euromoney Awards for Excellence, with digital initiatives such as the bank’s strategic partnership with Google Cloud and the launch of AI-based trading platform ScotiaRED cited as critical drivers of the bank’s overall success.

Cyber-security

The board recognizes the importance of preserving the trust and confidence of our customers, employees, shareholders and other stakeholders. In that regard, the board, which includes members with technology and/or cyber-security expertise, along with the risk committee, oversees issues relating to cyber-security risks. Cyber-security continues to be among the bank’s top risk concerns, with state-sponsored attackers and sophisticated ransomware gangs being the most significant threat actors. Threat actors continue to adapt, and their attacks are increasing in sophistication, severity, and prevalence with the purpose of extortion, fraud, unauthorized access to sensitive data, and disruption of financial operations. Ongoing geopolitical tensions increase the risk of escalations though retaliatory cyber attacks. The technology environment of the bank, its customers and third parties’ services may be subject to attacks, breaches, or other compromises. The bank proactively monitors and manages these risks by investing in technology and expertise to ensure appropriate risk-based remediation activities.

For the third year in a row, the bank was ranked as one of the top three banks in the J.D. Power 2022 Canada Banking Mobile App Satisfaction Study and the J.D. Power 2022 Canada Online Banking Satisfaction Study, scoring above industry average.

34	Scotiabank

The board approves the Information Technology and Information Security Risk Management Framework, which, along with its respective policies and other frameworks, are focused on safeguarding the bank and its customers’ information, ensuring the bank’s IT environment is secure and resilient in support of our business objectives. This past year, the board also met with management to discuss the bank’s technology and operations strategy, including a deep dive on cyber-security. The board and the risk committee receive quarterly enterprise risk management reports addressing top and emerging risks facing the bank, including cyber-security risks.

This year, the risk committee focused on cyber-security risks in light of regulatory trends and developments and received quarterly presentations on the enterprise cyber-security program, including updates on the program and the global cyber-security strategy, along with progress reports. The risk committee also reviewed a report on the bank’s operational readiness to cyber-related events, including cyber attack and crisis attack scenarios, crisis response and cyber-security readiness scenarios. The audit and conduct review committee reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed the guidance of regulators and governments to address cyber-security threats.

For additional information about the bank’s approach to managing cyber-security risk, see the “Cyber Security and Information Technology (IT) Risk” section in our 2022 MD&A and the “Fortifying Cybersecurity” section in our ESG Report.

Cyber-security governance highlights

•  the bank’s global cyber-security strategy, which has a vision to build and maintain the trust of the bank’s customers and shareholders by being a leader in cyber-security across the bank’s global footprint

•  multi-format reporting approach, with presentations to the board and the risk committee, along with comprehensive and regular reports addressing key issues and developments

•  the bank’s cyber-security program, products and practices are regularly tested through posture and vulnerability assessments by internal and external parties

•  employees receive annual mandatory cyber-security training and complete regular testing activities

•  the bank purchases insurance coverage to help mitigate against certain potential losses associated with cyber incidents.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a timely, accurate and balanced way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, AIF and Form 40-F) before they are reviewed by the board for approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

Management proxy circular	35

4. Leadership development, diversity and assessment

Leadership development

As a leading bank of the Americas, we are building winning teams to drive performance in an inclusive and accessible environment across our global footprint. What will differentiate the bank is the diversity, capabilities, and skills of its people, as our people are our greatest asset.

At Scotiabank, our purpose is “for every future” and to build futures for employees and support those of our customers, communities, and shareholders, leadership development plays a critical role. Leaders are key coaches and players in building winning teams – one of the three core pillars of the bank’s strategic framework.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool and deploying our leaders to drive performance across our footprint. To maintain our competitive advantage in our global market, we identify and develop individuals who reflect our customer base and have the ability, aspiration and engagement to lead the bank.

The board and human capital and compensation committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President and CEO. The board’s committees meet regularly to review and approve the development and succession plans for executive leaders, ensuring appropriate depth of current and future talent in all business lines and functions. In complement, the President and CEO and the bank’s most senior leaders form the human capital committee and meet monthly to review progress against our leadership strategy.

To execute against this strategy, we are investing significantly in our executive officer population. We actively identify and develop future leaders through our dynamic talent management process and provide them with tailored executive development training to equip them for future roles.

Learning experiences

The rapid rate of digital change in our working environment requires a skilled workforce equipped to navigate and thrive today and for the future. We continue to invest significantly in our learning experiences by enabling employees globally to build their skills and capabilities to drive performance, enhance productivity, and take ownership of their careers at the bank.

Across the organization, our global learning experiences:

•	build future-ready capabilities
•	develop leaders who can thrive in the future of work
•	benefit the bank’s business lines with improved agility, efficiency and effectiveness
•	keep the bank safe through digitization of learning to meet business needs and regulatory requirements
•	embed personalized learning experiences in the flow of work
•	make learning available globally.

Scotia Academy, the bank’s digital learning platform, builds future-ready capabilities by offering enterprise-wide learning solutions across our global footprint and is supported by six pillars aligned to the bank’s strategic framework to enable a customer-first mindset and drive our winning teams to lead in the Americas. The pillars include:

•	Life at Scotiabank: learning about the bank and how our culture and values make working at Scotiabank unique
•

Leadership and Development: building future-ready leaders by driving modern leadership development experiences for individual contributors, people managers and executives. iLEAD, the bank’s flagship leadership development programming is in this pillar

•	Compliance and Regulatory: building knowledge and capabilities focused on mitigating risk and keeping the bank safe
•	Operational Excellence: enhancing skills that drive continuous and sustainable improvement and building a mindset of problem-solving, teamwork, and leadership
•	Digital Innovation: deepening digital literacy and enhancing creativity and innovation skills to advance both digital and technological capabilities and solutions
•	Sales and Service: developing sales and service capabilities that drive a customer-focused mindset and optimize performance to deliver business results within our compliance and risk frameworks.

36	Scotiabank

Building leadership capabilities

Leadership development is a key strategic priority for Scotiabank and we support our employees in their leadership journey at all stages and levels of their careers with iLEAD. The iLEAD People Manager Essentials program supports people managers globally in their day-to-day managerial roles at Scotiabank. Leading and Thriving as a Winning Team supports people leaders to manage their teams’ new working norms while developing at all employee levels key behaviours for the future. The iLEAD Winning Teams program furthers people leader skills in coaching and feedback, career development, enabling high performing teams, change and resilience as well as diversity, equity, inclusion and belonging. iLEAD curated leadership learning paths are targeted specifically for individual contributors to support them in their ability to lead on projects or teams and to support them for future roles and career aspirations. We also offer global executive development programs for high potential directors, vice presidents (VPs) and senior vice presidents (SVPs), including iLEAD Leading the Enterprise, iLEAD Proven & Respected Team Leader, and Scotia Inspire. In 2022, iLEAD Leading the Enterprise, received external recognition from the global Brandon Hall Awards of Excellence in Human Capital Management. We received three awards in the following categories: Best Advance in Competencies and Skill Development, Best Unique or Innovative Learning & Development Program and Best Unique or Innovative Talent Management Program.

Leadership diversity

We are committed to creating opportunities that enable all employees to reach their full potential, thrive and belong. We recognize that diverse teams better reflect our customers and create stronger results for our shareholders. Scotiabank’s Inclusion Council sets the enterprise-wide strategic direction, the prioritization of inclusion initiatives and identifies and addresses emerging issues and opportunities that can impact our inclusive culture. With the President and CEO as executive sponsor, the membership includes leadership from key business lines as well as representation from human resources to enhance our ability to operationalize programs and initiatives, as part of our global diversity, equity, and inclusion strategy. You can read about some of our many initiatives fostering the inclusion of Black people, Indigenous peoples, LGBT+ people, People of Colour, persons with disabilities, veterans, and women in our employment equity report, available on our website.

Fostered by the Inclusion Council and overseen by the human capital and compensation committee, the bank continues to move toward diverse leadership at every decision-making table across the organization. A key component of our approach to diversity, equity and inclusion is the identification, development and advancement of equity-deserving talent. To effect meaningful and sustainable change with a view to building the talent pipeline for the executive level, our 2025 diversity, equity, and inclusion goals, which include senior leadership goals, aim to increase the diversity of our employee population by 2025:

•	Double the current representation of Indigenous employees
•	Increase the representation of People with Disabilities by 20%
•	Increase People of Colour in senior leadership roles to 30% or greater
•	Increase the representation of Black employees in senior leadership roles to 3.5%, and the Black student workforce to 5% or more, as stated in the BlackNorth Initiative’s CEO Pledge
•	Increasing the representation of women in senior leadership roles to 40% globally
•	Increase the representation of employees who identify as lesbian, gay, bisexual or another diverse sexual orientation to 7% or greater.

As part of advancing these commitments, the bank has pledged support to the Canadian Chapter of the 30% Club and we are actively working towards a global goal of women leaders making up at least 40% of our global vice president and above (VP+) population by 2025. Scotiabank has also reaffirmed its commitment to combatting racism and discrimination in all forms by signing the BlackNorth Initiative CEO pledge, which outlines seven goals for organizations to take on – notably, that by 2025, 3.5% of our executive population (VP+) will identify as Black, along with goals focused on removing barriers to Black people, sharing best and unsuccessful practices with others, and an increased focus on education and awareness for employees.

The bank’s employee Allyship Summit for Change, a new initiative this year, supported a culture of inclusion and belonging at the bank and launched the bank’s strengthened overarching diversity, equity and inclusion strategy focused on encouraging allyship across our global footprint to better serve our customers, support our communities and enable our employees’ success.

The bank’s ScotiaPulse employee engagement survey reiterated the bank’s inclusive environment and strong employee engagement at 87%, well above the financial services average, with 89% of employees feeling they belong at the bank and 94% feeling the bank is committed to building an inclusive workplace.

Management proxy circular	37

Scotiabank’s talent team has launched two programs with specific diversity objectives, Scotia Inspire and the Indigenous Peoples Mentorship and Development Program. Scotia Inspire is a three-month program for high potential, diverse directors and VPs that focuses on how talent shows up by providing senior leader mentorship, targeted development sessions and opportunities to build their network across the bank. The Indigenous Peoples mentorship program champions Indigenous worldviews and identifies ways the bank can incorporate more Indigenous-specific approaches into its practices, while supporting Indigenous employees to grow their careers. The objective of this program is to build career awareness, build new capabilities, increase participants’ exposure and build their networks. The bank has also participated in McKinsey’s Black Leadership Academy – a dedicated leadership development program to support Black executives and leaders on a global scale. Select Scotiabankers have participated in the Management Accelerator Program and the Black Executive Leadership Program. In addition, following a pilot in Global Wealth Management, the bank launched a new Global Sponsorship Program focused on advancing equity-deserving groups to help remove barriers to leadership advancement at the bank. The Global Sponsorship Program pairs protégés from equity-deserving groups at manager and senior manager levels with sponsors from director and above levels. As part of advancing these initiatives, Scotiabank is committed to building a culture of allyship and advancing a culture of inclusion to create affirming and welcoming environments for everyone. At Scotiabank, allyship isn’t about a day, a week or a month. Effective allyship involves actively pursuing inclusion 365 days a year because when we advocate for each other, we rise together.

Within its accountability to ensure robust succession planning for key executive roles, the human capital and compensation committee has committed ongoing attention to the development of a diverse pipeline, and there has been significant progress made against our VP+ global goal for the representation of women. The proportion of women at the VP+ level reached an all-time high in 2022 of 38.2% globally (an 8.2 percentage point (pp) increase in the past seven years) and increased to a high of 42.0% in Canada (a 6.7 pp increase in the past seven years). In 2022, 44% of all VP and SVP level appointments were women. Through our focus on identification and professional development, we have made good progress in identifying a diverse pool of successors for key roles, positioning us well to strengthen the representation of equity-deserving groups in Canada at the executive level over the mid to long term. In Canada, we are making progress towards 2025 senior leadership goals for persons with disabilities, People of Colour, and Black people.

	# of women in senior leadership roles (VP+) globally	%	2025 diversity, equity and inclusion goal	progress in achieving target
Fiscal 2022	268	38.2%	40%	8 pp increase in the past seven years

As of the date of this circular, 30% or 9 of the 30 bank’s executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years.

	# of women executive officers/executive officers	%

Fiscal 2022	9/30	30%

Fiscal 2021	9/31	29%

In looking at diversity, gender equality and fostering broader pipelines of women for boards, the bank has also launched programs that support our clients and business communities. In December 2018, the bank launched The Scotiabank Women Initiative™ — a signature program designed to increase economic and professional opportunities for women to be successful, now and in the future. This global, unique offering helps thousands of women pursue their best professional and financial futures by providing unbiased access to capital and tailored solutions, bespoke specialized education, holistic advisory services and mentorship. Whether supporting women to take their careers and businesses further, collaborating with inclusion-focused leaders and companies, providing women-owned and women-led businesses with equitable access to funding or helping women take charge of their finances, The Scotiabank Women Initiative™ breaks down barriers to empower women to succeed on their own terms.

The program initially launched in Canadian Business Banking in 2018 to support women-owned and women-led businesses. It has since expanded to Global Banking and Markets supporting emerging and senior corporate leaders as they pursue their professional careers, and to Global Wealth

38	Scotiabank

In 2022, the bank and its leadership received several industry-leading recognitions, including:

•  one of the Top 100 Companies for Gender Equality Globally by Equileap

•  one of Refinitiv’s Top 50 Most Diverse and Inclusive Companies for the fifth year in a row

•  Bloomberg Gender-Equality Index for the fifth consecutive year.

Management supporting our wealth clients in managing their financial futures. In 2022, the program launched in International Banking, expanding to Jamaica, Costa Rica and Chile.

To date, the program has achieved the following:

•	deployed $5.6 billion in capital to women-owned and women-led businesses. Earlier this year we increased our commitment to deploy $10 billion by 2025
•	supported over 2,400 women clients with wealth management sessions on major life transitions such as retirement and estate planning
•	run six cohorts of the Good Corporate Governance Program, supporting over 70 women on their path to board governance
•	expanded the program internationally, to support women-owned and women-led businesses in Jamaica, Costa Rica and Chile.

In Global Banking and Markets, as part of the initiative’s Holistic Advisory Services and Mentorship pillar, we created the Scotiabank Good Corporate Governance Program, a bespoke series of sessions for senior professional women to explore best practices and emerging trends, while enhancing their skills and potential as board directors. Topics discussed include how to approach board recruitment, how to choose a board, and how to contribute upon joining one. Educational programs like this help to break down barriers and demystify various aspects of the boardroom, which can be intimidating to some. It can also generate opportunities for women to serve on boards.

As part of Scotiabank’s work to support women’s board participation, we assist corporate clients who want increased diversity on their boards. As companies look to ramp up board diversity, we now have a growing list of board-ready women who have completed our Scotiabank Good Corporate Governance Program for them to recruit. We recognize the importance of helping women at various stages of their career to build the boardroom talent pipeline while also creating more opportunities and widening the aperture of who is considered for board seats – a deeper, principle-driven strategy that will be more impactful in the long run.

For more information, please visit scotiabankwomeninitiative.com.

Assessment and succession planning

The human capital and compensation committee, along with the risk committee and the audit and conduct review committee, oversee succession planning and mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance and anti-money laundering. The human capital and compensation committee reviews the mandates of all executive level positions. Leadership and succession planning is discussed at every human capital and compensation committee meeting. As a member of the human capital and compensation committee, the Chair is directly involved in overseeing the succession plans for key senior management roles.

Through board and committee meetings and director education sessions, the board has direct exposure to numerous leaders at various levels across the organization to gain greater visibility into the bank’s executive leadership pipeline.

The human capital and compensation committee is responsible for the performance management of the President and CEO. The committee assesses the President and CEO’s performance against the approved CEO mandate and objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. This year, with the retirement of Brian Porter, the board executed on its most critical succession plan by appointing Scott Thomson as President on December 1, 2022 and subsequently President and CEO effective February 1, 2023. The board believes that Mr. Thomson is extremely qualified for this role as an exceptional leader and seasoned CEO and based on his comprehensive understanding of the bank’s strategy, operations, management team, risk appetite, culture and drivers of growth, having served as a director of the bank since 2016. Further details about the CEO succession process are provided on page 62.

Management proxy circular	39

The board also maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant. These plans were reviewed in the context of the pandemic to ensure appropriateness and the designation of successors for key management roles. COVID-19 further demonstrated the importance of CEO and senior management succession planning to ensure that, in the event of a crisis, the bank can function effectively and efficiently in both an emergency and in the normal course of business.

As we build a leading bank of the Americas – Scotiabank is grounded in our values of integrity, respect, accountability and passion. It’s how we hold ourselves to account – always building trust with our constituents – and what we look for in leaders at every level.

5. Good governance

Our governance structure supports the board’s ability to provide effective governance over the bank’s affairs, key priorities of which are described above. In doing so, the board must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, customers, employees, regulators and the communities in which it operates.

While many of our corporate governance policies and practices are highly prescribed and regulated by OSFI, the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the NYSE, we meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as disclosed in the corporate governance section of our website. The board’s culture of continuous improvement includes regularly reviewing its governance practices to make sure that we are staying ahead of the curve.

Subsidiary governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. As part of our strategy to generate long-term value across our footprint, we have implemented many of our leading governance practices at our subsidiaries. Across our footprint, we have subsidiaries with corporate governance practices that include their own term limits, skills matrices, diversity policies, annual board assessments, succession planning guidelines, orientation and education guidelines and share ownership requirements, which for many are market-leading initiatives.

Our enterprise-wide approach to subsidiary corporate governance is coordinated centrally through the Corporate Governance Office (CGO), whose mandate includes development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The CGO works with management and our boards across our footprint to implement practices that foster an effective oversight culture of strong and transparent accountability.

This year there was a focus on subsidiary board education across a range of subjects, including ESG, diversity, equity and inclusion, communication policies and operational resiliency. Programs included local governance training, tailored programs for subsidiary directors, continued education for subsidiary corporate secretaries, as well as regulatory engagement.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

Our CGO meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chair and directors of our subsidiaries, which promotes strong accountability as subsidiary directors may directly escalate information to the parent board. As well, the Chair, committee chairs and senior management meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight,

40	Scotiabank

The importance of an effective corporate governance structure and culture was reinforced over the past few years, as we dealt with the impacts of the pandemic and the current environment of inflationary pressure, rising interest rates and geopolitical tensions on the bank and the global economy.

Using best practices in corporate governance that we consider to be part of our corporate culture, we aim to set precedents and serve as an example in our subsidiaries’ local markets to foster good governance.

internal controls, risk management, corporate governance and human capital management matters.

Stakeholder engagement

As set out in our corporate governance guidelines, we are committed to having constructive and open dialogue and engaging with our stakeholders — shareholders, customers, employees, regulators and the broader community — throughout the year on a variety of issues. These discussions may encompass the bank’s financial performance and business strategy, our approach to, and policies on, corporate governance and executive compensation, human capital management, our statements and strategies related to ESG impacts and other areas of interest to stakeholders – all in compliance with the bank’s disclosure policy. The corporate governance committee oversees the bank’s approach to stakeholder engagement, including responses to shareholder proposals.

Our engagement approach is based on our continuous improvement philosophy and on listening to our stakeholders with a view for alignment with best practices. The board has developed practices to facilitate regular, ongoing engagement with its stakeholders, as such engagement is a constructive way for stakeholders to increase their knowledge about the bank, to hear their views on its practices, strategy and disclosure so that there is a shared understanding on how the bank is creating long-term, sustainable value for shareholders and to address other stakeholder concerns. All feedback is considered with the goal of enhancing our practices and disclosure following engagement sessions with stakeholders.

Board of Directors

The Chair and other independent directors meet with our stakeholders, including institutional and retail shareholders, investor advocacy groups, regulators, customers, employees, rating agencies and the broader community. The board reviews and assesses the input received from our stakeholders in considering their independent oversight of management and the bank’s long-term strategy. Shareholders can engage with the Chair or any of our independent directors by writing to the Corporate Secretary or the Chair. Please see the back cover for contact details.

Management

The President and CEO, the Chief Financial Officer, the Group Heads, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums including direct meetings, virtual meetings and conferences. Management also communicates with shareholders through the bank’s annual and quarterly reports, management proxy circular, annual information form, annual ESG report, Net-Zero Pathways Report, news releases and our website. Questions from the media related to financial matters are referred to Investor Relations while other enquiries from the media and the general public are usually referred to our Global Communications department. Customer complaints are handled by individual branches and the Escalated Customer Concerns Office. Please see the back cover for contact details.

Investor Relations

We hold quarterly conference calls with analysts and investors after we release our financial results. Anyone can attend these presentations by telephone or over the internet. These discussions are recorded and are available on our website for three months following the call. As shareholders are inquiring more often about our ESG initiatives and commitments, Investor Relations also collaborates with the Corporate Secretary and the Sustainability team to address these matters. We also live webcast our annual meeting and archive it on our website until the next meeting.

Shareholders can also access additional information on the bank, including information on dividends, through our Investor Relations webpage and comprehensive information about our ESG initiatives through our Responsibility & Impact webpage.

The bank’s annual meeting also provides shareholders and other stakeholders with the opportunity to engage with the board and the bank’s management. The board recognizes the evolving nature of stakeholder engagement and continually assesses and implements new practices as appropriate for the bank.

This past year, we continued to execute our engagement strategy to proactively reach out to our shareholders and other stakeholders to better explain certain longer-term decisions made by the bank, as well as to understand their priorities and listen to their concerns. In some cases, we met with stakeholders on multiple occasions to provide ongoing updates on our progress on ESG issues. We actively engaged with a number of shareholders regarding a say on climate vote in light of the support a shareholder proposal on that topic received at our annual meeting last year. The majority of the shareholders that we met with expressed an interest in continued engagement on our net-zero pathway but not by means of a say on climate vote. We heard from

Our stakeholder engagement program is embedded in our corporate governance practices demonstrating its importance to the bank.

Management proxy circular	41

some of our shareholders that they chose to abstain from voting on this proposal last year to indicate opposition to the proposed say on climate vote while still supporting the underlying principals of climate change action and environmental stewardship. Moreover, many shareholders we spoke with believe this type of advisory vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders, which is contrary to good governance practices. We have also met with proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis, to discuss our shareholder engagement and to share the feedback that we have received. In addition, with the announcement of the bank’s appointment of our new CEO, the Chair of the Board and chair of the corporate governance committee met with numerous investors to discuss the CEO selection process and Mr. Thomson’s appointment. We also engaged with many shareholders to introduce Mr. Thomson and provide an opportunity for shareholders to ask him questions and share their feedback.

We held over 500 engagements with retail and institutional shareholders, investor advocacy groups, rating agencies, regulators and proxy advisory firms in Canada and around the world. We had constructive discussions and received feedback from stakeholders on various matters, including the following:

•

our response to the pandemic, the challenging economic environment, and geopolitical issues, as stakeholders are increasingly looking to understand the impact on each geographic region in which the bank operates

•

our bold strategic agenda of digitizing the bank, repositioning the international portfolio by focusing our geographic footprint in core markets in the Americas where we can achieve the scale required to provide consistent, profitable growth over the long-term and steering the bank through the uncertainty of the pandemic

•	our strategy in Latin America and the emerging risks in that market
•	our CEO selection process
•

our approach to executive compensation, the importance of transparency in disclosure and the importance of further details about our compensation model and decision-making process, including the role of ESG metrics in determining executives’ variable compensation and our disclosure of the CEO pay ratio

•	our commitment to continually refine and improve our financial disclosure to ensure greater transparency and foster improved understanding of the bank and its results
•	our sustainable business strategy, and how we approach ESG issues. Please see page 45 for the bank’s ESG highlights, which reflect those ESG issues of concern to our stakeholders
•	our progress in growing the bank’s Indigenous business services and supporting our Indigenous communities
•	having broad access to internal subject matter experts on corporate governance, risk management, technology, operations, ESG and human capital management matters
•	our approach to board composition and refreshment, including our diversity policy, skills matrix, term limits and comprehensive board assessment process
•

our approach to various corporate governance matters, including our hybrid annual meeting, our responses to shareholder proposals and the oversight of the bank’s purpose and other ESG matters by the board and its committees

•	the culture of the board and how directors oversee management’s execution of our strategy in line with our culture, including our risk culture.

Environmental, social and governance (ESG) oversight

The board recognises how critical ESG matters are to the execution of its mandate and its oversight of the bank. The board views ESG as a shared responsibility; the board engages with management on the execution of its ESG strategy, while each committee oversees various aspects of the bank’s ESG strategy, impacts, risks, initiatives and reporting. The oversight of ESG matters is included in our corporate governance policies to reflect this shared responsibility between the board and its committees and embedded in our corporate governance practices to demonstrate its importance. We also added ESG updates to every board meeting agenda in recognition of the importance of ESG matters to the board and its committees.

A Corporate ESG Committee oversees ESG strategy at the bank. The Corporate ESG Committee is a multidisciplinary team of Scotiabank executives that draws on expertise from all of our business lines, as well as key functional units with influence on ESG matters and provides the board with briefings on the bank’s ESG strategic progress at each regularly scheduled board meeting.

42	Scotiabank

As further set out in the bank’s corporate governance policies, the board mandate and each of the committee charters, the following is a summary of the responsibilities of, and activities undertaken by, the board and each committee with respect to ESG matters:

Governance Body	Summary of ESG Responsibilities	2022 ESG-Related Activities

Board of directors

•   oversees the bank’s purpose and reviews reports on how the bank executes, and acts in accordance with, its purpose

•   ensures that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Scotiabank Code of Conduct

•   oversees the bank’s ESG strategy, monitors management’s execution against this strategy and, through the board committees, reviews the related impacts, risks, initiatives and reporting

•   approves and oversees the implementation of the bank’s overall risk strategy, including the bank’s Enterprise Risk Appetite Framework

•   oversees the promotion and maintenance of a strong risk culture and risk driven values throughout the bank

•   oversees that processes are in place to identify the significant financial and non-financial risks and reviews and approves significant risk management frameworks and policies and ensures the implementation of appropriate processes by management to manage those risks, including ESG risks

•   approved this circular, including disclosure on the bank’s governance practices and the bank’s responses to shareholder proposals on ESG matters

•   approved updates to the bank’s corporate governance policies, board mandate and each of the committee charters to address good governance practices and ESG oversight

•   updated the board diversity policy

•   received regular ESG updates on the bank’s ESG priorities, disclosures, highlights and landscape, along with the bank’s social impact program, climate and net-zero commitments and diversity, equity and inclusion strategy

•   reviewed the bank’s ESG Report, Public Accountability Statement, Net-Zero Pathways Report and ScotiaRISE Impact Report

•   approved the Scotiabank Code of Conduct

•   approved the Scotiabank 2021 Enterprise Statement on Modern Slavery

•   approved the bank’s Environmental Risk Summary Framework

•   oversaw the bank’s strategic planning sessions, including the ESG strategy

•   reviewed the bank’s risk culture survey results

•   oversaw the bank’s stakeholder engagement program

•   attended an allyship session

For further board highlights from 2022, please see page 26.

Audit and conduct review committee

•   assists the board in fulfilling its oversight responsibilities for the system of internal control, including internal control over financial reporting and disclosure controls and procedures

•   reviews ESG disclosure, including climate-related disclosure, to be included in financial reporting as required by regulators or that may be required by law

•   reviews matters as they relate to the enterprise conduct, risk culture and ethics program, including anti-bribery and anti-corruption matters

•   reviews and recommends for board approval any material changes to the Scotiabank Code of Conduct

•   monitors the bank’s exposure to material risks relating to conduct, risk culture and anti-bribery and anti-corruption matters

•   reviews and approves the Risk Culture & Conduct Risk Management Summary Framework

•   performs duties to comply with consumer protection provisions of the Bank Act

•   supported the bank on ESG disclosure, including climate-related disclosure, to be included in financial reporting

•   received education on regulatory updates and developments affecting ESG disclosure

•   oversaw the bank’s risk culture and ethics programs, including anti-bribery and anti-corruption matters

•   recommended for approval the bank’s code of conduct and Whistleblower Policy

•   continued to evolve its oversight of conduct reviews and risk management relating to conduct, risk culture and anti-bribery and anti-corruption matters through regular reviews of reports on customers, employees and market conduct

•   monitored the impact of ESG matters, including climate-related disclosure

•   serves as the bank’s consumer protection committee, updated the committee charter to include the mandate and duties of such consumer protection committee, approved a consumer protection complaints mandate and recommended consumer protection procedures for board approval

To review the audit and conduct review committee report, please see page 56.

Corporate governance committee

•   acts in an advisory capacity through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

•   monitors the effectiveness of the board’s diversity policy, including its progress in achieving its aspirational goals

•   supports the board in its oversight of the bank’s purpose and reviews the bank’s disclosure on, execution of, and alignment with, its purpose

•   reviews the bank’s ESG strategy, priorities and reporting, including reports on the bank’s environmental and social performance (specifically, the bank’s ESG Report and Public

•   oversaw the bank’s 2022 hybrid annual general meeting, allowing shareholders to participate and vote at the meeting whether attending virtually or in person

•   recommended updating the board diversity policy to update the diversity criteria

•   reviewed the bank’s ESG strategy, priorities and reporting, including the ESG Report and Public Accountability Statement, and international trends in this area

•   recommended that the bank’s purpose be included in the bank’s corporate governance policies

•   received updates on the bank’s ESG initiatives, including a report on the bank’s sustainability and social impact highlights, including key ESG trends, highlights of the bank’s activities

Management proxy circular	43

Governance Body	Summary of ESG Responsibilities	2022 ESG-Related Activities

Accountability Statement) and benchmarking of the bank’s ESG performance and practices and reports on the bank’s community investment and giving strategy and activities

•   oversees appropriate allocation of ESG-related responsibilities across the committees of the board and update the board on ESG matters, as necessary

•   reviews global trends and practices in corporate disclosure of non-financial performance, including current and emerging ESG matters

•   reviews the bank’s human rights statement

•   reviews and recommends to the board the bank’s approach to shareholder engagement and global emerging areas of focus for the bank’s stakeholders

•   maintains the directors’ skills matrix, which includes ESG matters as a key area of expertise throughout the year and upcoming publications and events for 2023

•   monitored the bank’s ESG priorities throughout the year, including ScotiaRISE and the bank’s inaugural Social Impact Report, the bank’s climate commitments and its inaugural Net-Zero Pathways Report, as well as other social justice issues, and updated the board on such ESG matters

•   oversaw the board and CGO’s stakeholder engagement program, which included over 70 meetings with our stakeholders this year

•   recommended for approval this circular, including disclosure on the bank’s governance practises and the bank’s responses to shareholder proposals on ESG matters

•   received updates on corporate governance developments, including various ESG matters and regulatory developments and further enhanced our corporate governance practices with a view to such matters

•   all seven members of the committee identified ESG matters as one of their key areas of expertise

To review the corporate governance committee report, please see page 57 and for more details on the bank’s stakeholder engagement program, please see page 41.

Human capital and compensation committee

•   assists the board in fulfilling its oversight responsibilities relating to leadership, succession planning and total rewards including compensation, pensions, benefits and perquisites and their annual disclosure in support of the bank’s purpose, culture and strategy

•   assists the board in its oversight of the bank’s human capital management practices and strategies, including:

•   reviewing reports from management to monitor the bank’s culture and employee engagement

•   reviewing the bank’s diversity, equity and inclusion and gender-related policies for officers and employees of the bank and measurable objectives

•   overseeing policies and programs in place to support and promote the health, safety and well-being of the bank’s employees

•   considering other ESG practices related to the committee’s mandate

•   takes into account the long-term interests of shareholders, investors and other stakeholders, including the public interest, when making remuneration-related decisions, as well as having regard to applicable good practices and corporate governance, in addition to corporate values, when applying remuneration rules

•   reviews the bank’s compensation framework and tools, with a view to managing conduct risk, and enhancing financial consumer protection, fairness and product suitability

•   reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures, including metrics relating to climate change as the bank advances its climate commitments

•   reviewed updates on the transition from the business continuity plans to the new hybrid work model as part of the office re-entry plans

•   assisted the board in oversight of the bank’s human capital management practices and strategies, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion strategy and policies for employees, and overseeing programs in place to promote the health, safety and well-being of our employees

•   received updates on key human resources key risk metrics and emerging issues, including hybrid working models and recent bank salary increases to address inflationary pressures

•   oversaw the annual disclosure of executive compensation in support of the bank’s purpose, culture and strategy

•   oversaw the leadership strategy, including diversity of talent as an overarching goal

•   updated our diversity, equity and inclusion initiatives to include goals to increase representation in Canada of employees who identify as LGBT+, and reviewed the bank’s building of a diverse talent pipeline for the executive level and our progress on our Canadian and global targets at the VP+ level

•   reviewed the ScotiaPulse (employee engagement) semi-annual results

•   the chair of the committee, along with the Chair, met with the bank’s stakeholders on the bank’s approach to compensation and other related matters, which led to a highly supportive Say on Pay vote at the last annual meeting of shareholders

•   received updates on the bank’s stakeholder engagement strategy, including stakeholder views on items of business at the last annual meeting related to the committee’s responsibilities

•   met with the risk committee to jointly review changes to the annual incentive plan, linking ESG initiatives to compensation

To review the human capital and compensation committee report, please see page 58 and for more details on the bank’s inclusion of ESG metrics in executive compensation, please see page 74.

44	Scotiabank

Governance Body	Summary of ESG Responsibilities	2022 ESG-Related Activities

Risk committee

•   assists the board in its oversight responsibilities for the review of the bank’s risk appetite and identifying and monitoring key financial and non-financial risks

•   retains oversight of enterprise risks, including the bank’s ESG risks, which includes climate change risk

•   reviews and approves the bank’s key risk management policies, frameworks and limits to make sure that management is operating within the bank’s Enterprise Risk Appetite Framework

•   oversees the promotion and maintenance of a strong risk culture and risk driven values throughout the bank

•   reviewed the bank’s enterprise risk management reports which include non-financial risks, such as ESG risks

•   focused on non-financial risks in light of regulatory trends and developments, including ESG, geopolitical and cyber-security risks

•   reviewed the bank’s enterprise cyber-security program updates and the global cyber-security strategy

•   reviewed and recommended for approval the bank’s Environmental Risk Summary Framework

•   oversaw the promotion and maintenance of the bank’s risk culture and risk driven values, including the bank’s focus on identifying and management of its top and emerging risks, including ESG, cyber-security, financial crimes, legal and compliance, marcroeconomic uncertainty, technology, third party service providers, and geopolitical risks

•   reviewed regular reports about our anti-money laundering and anti-terrorist financing programs including regulatory commitments, ESG initiatives, including human trafficking, child exploitation and artificial intelligence initiatives and enhancements to financing crime fighting frameworks

To review the risk committee report, please see page 60 and for more details on the bank’s ESG risk management, please see page 31.

Our performance and our achievements related to ESG factors are set out in our ESG Report which outlines how the bank engages with our stakeholders. Our approach is grounded by Scotiabank’s purpose – for every future – striving to create a better future for our customers, employees, shareholders and communities.

2022 ESG PRIORITY HIGHLIGHTS

Environment

•  released our Sustainable Bonds report, covering the green and social use of proceeds for our Sustainable Bond issuances, including Scotiabank’s US$1 billion 3-year Sustainability Bond

•  mobilized $96 billion (as of November 2022) to address the impacts of climate change out of our expanded $350 billion target by 2030

•  secured a long-term Power Purchase Agreement for solar energy in Alberta to progress towards our goal of 100% non-emitting energy in Canada by 2025

•  committed to providing $25 million in community investment by 2030 to support non-profit and charitable partnerships that enable climate-related systems change and sector decarbonization, including $10 million towards our Net Zero Research Fund. The bank has funded 21 projects to date that advance research and leadership in support of global decarbonization efforts in North and Latin America

•  achieved a 25% reduction of Scope 1 and 2 GHG emissions (from 2016 levels) four years ahead of our 2025 target and the bank is progressing towards securing 100% electricity from non-emitting sources across our global operations by 2030

•  participated as a member of the United-Nations-convened Net-Zero Banking Alliance (NZBA) and the Partnership for Carbon Accounting Financials (PCAF)

•  enhanced integration of climate risk assessments in our lending, financing and investing activities with established standardized processes for performing climate change risk assessments, which are embedded in internal tracking systems at the borrower-level, which assessments include physical, transition and management’s awareness of climate risk and for which related training is provided for banking and credit officers

The 2022 ESG Report will provide an update on the bank’s net-zero activities, building on Net-Zero Pathways Report, which established bank-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions associated with both our financing activities and our own operations to achieve net-zero emissions by 2050.

Social

•  increased our Scotiabank Women Initiative™ commitment to deploy $10 billion by 2025, and, to date, deployed $5.6 billion in capital to women-owned and women-led businesses in Canada, and expanded internationally to Chile, Costa Rica and Jamaica

•  contributed $91 million in 2022 to communities through donations, community sponsorships, employee volunteering and other community investments

•  committed over $1 million in Ukrainian aid to support humanitarian and resettlement efforts

•  supported Black-Led businesses with a new financing program committed to providing $100 million in capital

•  supported urgent relief efforts in Eastern Canada with a donation to the Canadian Red Cross following Hurricane Fiona

Management proxy circular	45

•   updated the bank’s diversity, equity and inclusion objectives and targets to enhance diversity across all levels of our workforce, including a new goal to increase representation in Canada of employees who identify as lesbian, gay, bisexual or another diverse sexual orientation to 7% or more by 2025

•   named one of the Best Places to Work for LGBTQ+ Equality by the Human Rights Campaign Foundation, achieving 100% on its most recent Corporate Equality Index

•   included in Bloomberg’s Gender-Equality Index for our commitment to transparency in gender reporting and workforce gender equality and in Refinitiv’s global list of the Top 50 Most Diverse and Inclusive Companies, both for the fifth consecutive year

•   recognized as one of the Best Workplaces in Canada by the Great Place to Work Institute for the third year in a row and earned this recognition across our global footprint, including in Trinidad & Tobago, Colombia, Dominican Republic, Uruguay, and Panama

•   committed with Jarislowsky Fraser Limited $1 million to the Montreal Museum of Fine Art over three years to create a Curator of Indigenous Art position at the museum

•   became a member of the Inclusive Workplace & Supply Council of Canada (IWSCC) to strengthen procurement ties with businesses owned by veterans and persons with disabilities and to advance supplier diversity

•   hosted workshops with teams from across the bank to build awareness of the UN Guiding Principles on Business and Human Rights (UNGPs) and support teams to embed these principles into their business areas

•   launched the flagship soccer platform, Scotiabank Futbol Club in Canada providing opportunities for youth development through sport

•   strengthened seniors’ financial literacy with new Let’s Talk Money initiative in partnership with The Canadian Foundation for Economic Education

•   ScotiaRISE and Pathways to Education announced a $900,000 partnership to help newcomer youth living in low-income communities stay in school and the bank announced a donation of $900,000 to Habitat for Humanity Canada’s Every Youth Initiative, a national program that provides work experience for youth

•   the bank and YMCA announced a $2.15 million partnership to help increase school graduation among vulnerable youth. Scotiabank also partnered with YWCA NWT to help women and families in the Northwest Territories find long-lasting employment

The ScotiaRISE Impact Report, highlights the first year results from our 10-year $500 million, community investment commitment. Scotiabank welcomed approximately 200 ScotiaRISE community partners to the first ScotiaRISE Summit focused on measuring outcomes in community investment. Since the launch of ScotiaRISE, we have invested $60 million in communities across our footprint.

Governance

•   recognized for Outstanding Global Leadership in Sustainability Transparency for a second time, among six awards received from the 2022 Global Finance Sustainable Finance Awards

•   named Best Bank in Canada and North America’s Best Bank for Sustainable Finance at the 2022 Euromoney Awards for Excellence

•   scored in the top 5% of participating financial institutions from around the world according to the S&P Global Corporate Sustainability Assessment, which is used to determine inclusion in the Dow Jones Sustainability Index (DJSI). Scotiabank has been included in the DJSI North America since 2018

•   awarded Best Corporate Sustainability Strategy at the ESG Investing Awards 2022, the world’s leading awards celebrating excellence in ESG research, ratings, funds and products

•   launched Ethics Assistant to further enhance the bank’s investments in data and analytics related to new AI and machine learning projects to derive customer insights that are more accurate, personalized, and free of bias and published our Data Ethics Principles

•   enhanced our enterprise-wide Risk Management Framework, expanding our principal risk definition from environmental risk to ESG risk and established am ESG performance metric as a risk appetite metric

•   appointed the bank’s first Head of Inclusion and Resilience Economics with a mandate to provide thought leadership on how inclusive economic growth can drive stronger, more durable, and more adaptable economies

•   became the first Canadian bank to join the Financial Taskforce of United for Wildlife. Scotiabank is participating in the taskforce to curb the illegal wildlife trade and prevent illegal financial transactions

To ensure robust climate-related governance and transparency in our reporting, a bank-wide, multi-disciplinary team of executives makes up Scotiabank’s Corporate ESG Committee. Their expertise and influence on ESG matters enable them to champion the integration of ESG priorities into the bank’s business activities and operations.

Several members of the board count ‘environmental, social and governance matters’ as one of the key areas of experience they bring to the board, given their experience in sustainability matters and ESG issues, principles and practices in complex organizations, as well as their strong track record of community involvement, from charitable organizations to advisory committees driving standards for climate change reporting.

More information about our ESG priorities and performance can be found at scotiabank.com/sustainability.

46	Scotiabank

Board composition, development and assessment

Board composition is regularly reviewed by the corporate governance committee so that the right combination of skills, experience, views and tenure are represented on the board in order for it to provide effective oversight of the issues described throughout this circular. This year, we added one new director who is standing for election for the first time, enhancing the board’s skill set and addressing the board’s succession plans.

Directors must be qualified to understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our rigorous nomination and selection process identifies candidates who have the qualities below, including the experience and aptitude to serve on a bank board with Scotiabank’s footprint.

QUALITIES OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. We also have additional requirements for our audit and conduct review and human capital and compensation committees. Our director independence standards can be found in the corporate governance section of our website.

We consider a director to be independent if they do not have a direct or indirect material relationship with Scotiabank (or subsidiaries of Scotiabank), our auditors or our executives, and have a robust three-step process for assessing independence:

1.   directors complete a detailed questionnaire

2.  the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

Eleven of our 12 (92%) directors are independent. Scott Thomson is the only non-independent director because of his position as President and CEO.

Diverse

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, staff its four committees and supervise management. Our current directors have a broad range of skills and experience that we have highlighted in the director profiles and skills matrix starting on page 14. Each director is financially literate.

Four of the 12 (33.3%) directors are women.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, perspectives, gender, gender identity or gender expression, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within designated groups[1], including women, People of Colour, Indigenous peoples, and persons with disabilities, as described in our board diversity policy. Our board recognises the importance of having diverse representation among its members that reflects our customers, shareholders, employees and the communities in which we operate and that it must continually strive to enhance this representation among its members. The corporate governance committee ensures that diverse candidates are included in the pool of candidates considered for any board position and may engage qualified independent external advisors to assist with identifying candidates who possess the board’s skills prerequisites and also enhance board diversity.

Six of the 12 (50%) directors identify as women, People of Colour, Indigenous peoples or persons with disabilities.

[1]

The Employment Equity Act (Canada) defines “designated groups” as women, visible minorities, Aboriginal peoples, and persons with disabilities. We have chosen to use the terms People of Colour instead of visible minorities and Indigenous peoples instead of Aboriginal peoples when defining “designated groups” in the circular.

Management proxy circular	47

As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada and a sponsor of Women in Capital Markets and other organizations increasing the representation of women in the technology industry. We first adopted a board diversity policy in 2013, setting out our gender diversity goals but also defining diversity broadly across a range of characteristics. We recently updated our board diversity policy to aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% women on our board. This year, 33.3% of our director nominees are women. We have consistently had over 25% female nominees since 2012 and have always met our aspirational goals set out in our diversity policy.

Our written diversity
policy states that we
aspire to achieve
gender parity and
maintain our minimum
aspirational goal of at
least 30% women on
our board, and is
contained within our
corporate governance
policies, available on
our website.

	# of women	%	goal	progress in achieving goal
2023 director nominees	4	33.3%	30%	goal achieved

Our board remains committed to increasing representation of other designated groups on the board beyond women. However, this is not a new priority of our board. Over the past 10 years, People of Colour have represented at least 8% and up to 21% of our directors standing for election each year. This year, we have two director nominees who identify as People of Colour and no director nominees who identify as Indigenous peoples or persons with disabilities. We do not currently have measurable objectives related to these three designated groups given the small size of the board and the need to address regulatory requirements, including residency requirements applicable to directors of Canadian financial institutions and appropriate representation of financial industry and risk management expertise on the board and its committees.

The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis, including its progress in achieving its aspirational goals, as part of its continuing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

We have also channeled practices from our board and applied those across our footprint, so that we can have a meaningful impact in other markets, developing pipelines in our own organization and in our subsidiaries and the communities we operate in throughout our footprint. This includes extending a diversity lens to our subsidiary boards as discussed further under the subsidiary governance section of the circular. Among our Canadian subsidiaries, women’s representation is 63% on the Tangerine Bank board of directors, which was also the first major Canadian financial institution to have a woman President and CEO and 43% on the Scotia Capital board of directors. We have strong gender diversity at many of our large subsidiary boards with 33% women representation in both Ireland and the U.S.; 38% in Colombia; 43% in the United Kingdom; 55% in Jamaica; and 58% in Trinidad and Tobago. This approach can have a big impact, setting an example and raising the bar in jurisdictions where diversity on boards may not be a requirement or may be less further along.

Two of the four board committees are chaired by women and a third is chaired by a Person of Colour.

Of utmost integrity and exhibit high engagement

All of our directors have the professional ability, business judgment, independence of opinion, and integrity to make an effective contribution to the board’s execution of its mandate. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

48	Scotiabank

Directors must:

•  maintain high standards of integrity

•  act honestly and in good faith, and with the diligence and care of a reasonably prudent person

•  comply with our code of conduct, the whistleblower policy, the directors’ conflicts of interest policy and other supplementary policies

•  use sound judgment

•  avoid conflicts of interest and act in the bank’s best interests

•  fulfill their responsibilities to the board and committees

•  review all meeting materials to diligently prepare for each board and committee meeting

•  actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•  protect our information and keep all discussions confidential

•  be active and engaged

•  continuously advance their knowledge of our business and relevant national and international developments so they can make meaningful contributions

•  review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•  understand the risks of our business model and how they relate to our strategy and risk appetite framework

•  understand our regulatory environment

•  participate in continuing education for directors

•  attend at least 75% of all board and committee meetings.

These responsibilities and expectations are set out in the board’s governance documents, including its corporate governance policies, board mandate and independent director position description.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether that director should continue to serve.

Balanced in their other professional activities

Directors must notify the corporate governance committee chair and Corporate Secretary of any proposed directorships (public and private), changes in employment and new advisor or consultant roles so that the corporate governance committee can consider whether these fall within the board’s guidelines and expectations. This information is also critical for the board to review for potential conflicts of interest. The committee makes recommendations to the board as appropriate.

Directors bring the most to the board when they can devote the necessary time to fulfill their responsibilities, so we have strict limits on the number of boards they can serve on:

•	directors who are chief executive officers of public companies should hold a maximum of two public company directorships (including the board of the company of which the individual is CEO)
•	other directors should hold a maximum of four public company directorships
•	directors should serve on a maximum of three public company audit committees
•	directors cannot serve on the board of an unaffiliated financial institution.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank.

All of our directors comply with this guideline.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee. There are no interlocks among the director nominees.

Change in principal occupation

A director must offer to resign when their principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the President and CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period. As of January 31, 2023, Mr. Porter retired as CEO and ceased to be a director of the bank.

Management proxy circular	49

Balanced in tenure

Tenure and term limits

Our term limits promote board refreshment so that the board balances experience and institutional knowledge with fresh perspectives.

The term limits set out the maximum time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are reviewed annually to make sure that they reflect best practices. We added term limits for committee chairs in 2012 and we moved to a flat term limit of 12 years in 2015. Our term limits are as follows:

•  directors first appointed or elected before July 1, 2015 must retire on the earlier of (1) the completion of a 15-year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors first appointed or elected after July 1, 2015 may serve on the board for a 12-year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval.

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

We have never granted an exception or extended a director’s term under our term limits, which is a reflection of the board’s thoughtful approach to its composition and succession plans.

age limit	term limit	other mechanisms for board renewal
70 for all directors first appointed or elected before July 1, 2015, subject to conditions	12 years for all directors first appointed or elected after July 1, 2015

•  committee chairs serve for 3 years, with the option to extend by 2 years

•  board size and composition are reviewed annually by the corporate governance committee

•  all directors are elected annually by shareholders

•  annual board assessment process

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 14.

NOMINATING DIRECTORS

One of the board’s most important responsibilities is to identify, evaluate and select candidates for the board. The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees. It maintains a skills matrix of the required skills, experiences and competencies, which is regularly reviewed by the committee and updated as necessary, as part of board and committee succession planning and proposes director candidates for the board’s review and approval. Balancing the qualifications above and the results of the annual assessment process, the corporate governance committee works with the Chair to review candidates for election or re-election. New candidates are identified using the following process:

Determine selection criteria and potential candidates

•  done with a view to succession planning for both the board and its committees

•  primarily determined according to key skills, experience and attributes required on the board and diversity criteria including gender, gender identity or gender expression, age, sexual orientation, ethnicity and geographic background, and membership within designated groups, including women, People of Colour, Indigenous peoples and persons with disabilities, with a view to the board’s policies including its diversity policy

•  candidates may be proposed from a variety of sources including the evergreen list or an independent search firm that will be directed to include candidates who meet our skills matrix requirements, diversity criteria and our corporate governance policies

50	Scotiabank

Chair and corporate governance committee chair initial review

•	the Chair or the corporate governance chair will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process
•	the Corporate Secretary will track the process and conduct a review to assess conflicts and other requirements
•	candidates’ profiles will be distributed to the corporate governance committee for review and determining whether the candidates should proceed to the next stage
•	the corporate governance committee chair will report to the committee and the board on progress

Board interviews

•	the Chair and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit
•	assessments and background checks are conducted to determine suitability and independence

Results and recommendations

•	the corporate governance committee will review the interview and assessment results
•	the corporate governance committee may make a recommendation to the board
•	a candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Board approval

•	a candidate proposed for appointment or election must be approved by the board

Before a candidate is nominated, they meet with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment.

This year, the board and the corporate governance committee performed a targeted search for director nominees, focusing on experience in financial services, senior executive leadership, along with a mandate for representation from underrepresented groups. This targeted search ensures that diverse candidates are included in the pool of candidates considered, with a view to skill sets and diversity criteria needed on the board as a result of director and stakeholder feedback.

SHAREHOLDER INPUT

Shareholders can provide feedback on the nomination process through the following mechanisms:

Shareholders

Any shareholder is welcome to contact the Chair or the corporate governance committee chair through the corporate secretary to discuss corporate governance matters, including potential director nominees

Under the Bank Act

Shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed

Under our proxy access policy	Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender their resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can recommend retaining the director, provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the

Management proxy circular	51

resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

ORIENTATION AND EDUCATION

Our director orientation and continuing education approach outlines our commitment to equipping directors to fulfill their oversight role in a dynamic global market. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports. Our Guideline on Directors’ Orientation and Continuing Education Program addresses, among other things, the need for virtual education sessions to onboard new directors and provide relevant and updated education sessions for the board.

Regular communication and access to information

We regularly provide information to directors at and in between meetings about the bank, including research reports, relevant current events, industry developments and corporate governance developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key information on a secure information portal, as part of our ongoing efforts to reduce paper consumption.

All directors are members of the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.) and can access their events as part of directors’ ongoing development. We may reimburse directors for approved courses, in line with our expense policy. These organizations support director education and advocate for best practices in governance.

Orientation

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chair oversees a director’s orientation and mentors a new director through their first set of board meetings.

To guide them through the orientation process, we provide new directors with materials that include an explanation of our key legal requirements, by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

They also:

•

have a direct resource in the Chair and chairs of committees on which they serve, who have responsibilities for new member orientation and may request to attend meetings of other committees as part of their orientation

•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	have the opportunity to meet with representatives of our primary regulator, OSFI.

Mr. Dowrich, who joined the board in 2022, is participating in the board’s comprehensive orientation program, which he will complete in 2023. The corporate governance committee continually reviews the status of each new director’s orientation to ensure it is appropriately focused and expectations are met.

52	Scotiabank

Continuing education

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

Directors annually receive a corporate governance information book which contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

All board members have access to all committee materials for ongoing education and information purposes.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. Directors meet with internal and external experts on a variety of topics to give them local insight in the markets in which we operate. Training sessions are also organized for directors on significant regulatory matters which may include in-person or videoconference sessions, annual attestation of policies and online training modules. In between meetings, we regularly provide educational information and reports to directors. The corporate governance committee continually reviews the topics for, and format of, educational sessions in light of current events.

Management proxy circular	53

Director education in fiscal 2022

Date	Session	Attended or received materials

Regularly

Business line, strategy, finance and treasury sessions

Deep dive and educational sessions on:

–   Data and analytics

–   Capital management and allocation

–   Tangerine Bank update

–   New brand direction in Canada

–   Retail strategy progress

–   International Wealth Management update

board

–   Liquidity and structural interest rate risks

–   Macro discussion: progress report on data and analytics

–   Operational readiness

–   Update on geopolitical implications and stress testing

–   Portfolio trends and sensitivities

risk committee

Regularly	Corporate governance and board practices – Presentation on the subsidiary governance annual report	corporate governance committee

–   Updates on corporate governance developments, including board diversity, climate change, ESG developments, regulatory updates and developments, proxy advisor guidelines update, shareholder proposals, proxy season highlights and stakeholder engagement

	– Presentation on the bank’s stakeholder engagement program and strategy	corporate governance committee human capital and compensation committee

Each risk committee meeting

Risk management sessions

–   Educational sessions by Global Risk Management on various portfolios of the bank, such as mining, exploration and production, oil and gas services, real estate, retail, capital calls, insurance, cable and telecommunications, investment funds, banks, central counterparties, food and beverage, pension funds, technology, healthcare, automotive, power and agriculture risk committee
Quarterly

–   Enterprise risk management reports addressing top and emerging risks, highlights on each business line, credit, market, structural interest rate, liquidity, funding, operational, data, third party, model, information technology and cyber-security risk, regulatory, capital, global risk management strategic and regulatory related initiatives board risk committee

October	– Country deep dive educational session on Colombia and Chile	risk committee

Quarterly	Competitive review – Competitive review of the bank and its Canadian competitors	board

Quarterly	Global compliance – Presentation on the bank’s global compliance program	board audit and conduct review committee

Quarterly April/May

Anti-money laundering/anti-terrorist financing (AML/ATF) and sanctions training

–   Presentation on the bank’s AML/ATF and sanctions program

–   Online educational training on the regulatory landscape and our obligations in AML/ATF and sanctions risk committee board

Regularly January

ESG matters

–   Updates on ESG matters, including the bank’s Net-Zero Pathways Project and Report, ESG strategy, framework and governance approach, stakeholders’ interests and expectations regarding ESG matters, ScotiaRISE and social impact and sustainability update

–   Presentation on the bank’s Net Zero Pathways Project and Report board board
February	– Presentation on the bank’s ESG Report and Public Accountability Statement	corporate governance committee
March	– External speaker presentation on allyship – Presentation on the bank’s diversity, equity and inclusion strategy	board
October	– Presentation on ESG disclosure regulatory update	audit and conduct review committee

Quarterly April May October

Technology and cyber-security

–   Presentation on enterprise cyber-security program update and progress report

–   External presentation on the benefits of technology in the banking industry

–   Presentation on the Innovation White Paper, including what is meant by innovation/disruption, relevant disruptive trends impacting the financial services industry and implications for the bank

–   Presentation on cloud capability strategy update

–   Presentation on global operations fraud update

risk committee board

November	Tax matters – Presentation on the global tax changes and impacts	audit and conduct review committee

January	Video education – Video education on market compliance and the real life consequences	board

Semi-annually

Investor relations

–   Presentation on share price performance and valuation, key stakeholder topics, share ownership trends, information on institutional shareholders, analyst coverage, rating agency views and investor relations strategy and objectives

–   Reports on key investor issues impacting stock performance, stakeholder topics, share ownership trends, investor relations strategy and rating agency views board

April	U.S. commodities law – External speaker presentation on U.S. commodities law, including the board’s role in compliance with commodities laws	board

August	Economic Outlook – Presentation by the bank’s Chief Economist on the economic outlook	board

Regularly	Human Resources – Reports on human resources key risk metrics and emerging issues – Global human resources regulatory change management updates	human capital and compensation committee
August	– External speaker on compensation trends and regulatory developments – Overview of proxy circular changes relating to executive compensation

54	Scotiabank

BOARD ASSESSMENT

The corporate governance committee is responsible for our annual board assessment. In 2022, the committee again engaged an independent external advisor to facilitate the assessment process, which was a focused exercise building on the comprehensive assessment in 2021 that included a robust, three-part process focused on individual director, committee and board effectiveness through questionnaires, interviews and a summary report. The assessment culminated in the delivery of a formal report for the board’s consideration that results in the development of an action plan, so the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. This year’s process concluded that the board and its committees were performing well. Each year, the assessment process includes a focus on forward-looking priorities, including how the board should effectively fulfill its oversight responsibilities, considering evolving regulatory and other stakeholder expectations. The process is designed with a view to the board maintaining a proactive approach to challenging itself and driving continued improvements in its own effectiveness.

Questionnaire

•	developed by the independent external advisor to reflect annual priorities and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics, including the board’s access to, and communications with, management
•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for views on how the board deals with strategic issues and risk
•	sought feedback on various relationships, including among individual board members, and with management
•	submitted centrally to the independent external advisor to preserve confidentiality
•	generated a report that forms the basis of the personal interviews with directors

Interviews

•	conducted by the Chair and by the chair of the corporate governance committee

Reports

to the corporate governance committee

•   presented by the independent external advisor for discussion and feedback

•   committee chair and Chair reviewed the results and developed proposed recommendations and considerations for action in the coming year for the board

to the board	• presented by the independent external advisor • Chair and corporate governance committee chair presented recommendations and considerations based on the results

Follow-up

•   committee chair and Chair developed an action plan to address issues, monitor progress and report back

•   action plan involves working with other committee chairs and management as appropriate

•    progress on action plan is a regular agenda item at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, particular areas of focus for the board during the year, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. Directors are also encouraged to approach the Chair and the corporate governance committee chair at any time with comments or concerns.

Management proxy circular	55

Committee reports

The members listed are as at October 31, 2022.

AUDIT AND CONDUCT REVIEW COMMITTEE

Una Power (chair, financial expert)[1]

Scott Bonham

Dave Dowrich (financial expert)

Lynn Patterson

Michael Penner

Aaron Regent (financial expert)

Susan Segal

Benita Warmbold (financial expert)

All members are financially literate within the meaning of the CSA rules.

meetings: 5

At each meeting, the committee:

• met with the risk committee chair, who attended every committee meeting in full

• met separately with the Chief Financial Officer

• met separately with the Chief Compliance Officer

• met separately with the Chief Auditor

• met separately with the external auditor

• met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

1  Effective December 1, 2022, Ms. Warmbold became chair of the audit and conduct review committee following Ms. Power reaching her chair term limit.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our financial reporting, compliance, standards for ethical behaviour, conduct and conduct risk management, consumer protection, internal control functions and has a direct relationship with the external auditors.

Fiscal 2022 key responsibilities and highlights:

Financial reporting

• as part of the regular review of the bank’s performance and capital plan, monitored the impact of:

–  inflationary pressures and the rising interest rate environment

–  geopolitical events, including the Russia/Ukraine conflict

–  acquisitions and divestitures

–  provision for credit losses (PCLs) and allowance for credit losses (ACLs)

–  capital and expense management

–  ESG matters, including climate-related disclosure

• reviewed the bank’s quarterly and annual reporting and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

• supported the bank on ESG disclosure, including climate-related disclosure, to be included in financial reporting and received education on regulatory developments relating to ESG disclosure

• reviewed a report on global tax rate changes and the impacts on the bank

Compliance oversight

• held executives accountable for audit and regulatory matters related to their business lines

• reviewed quarterly reports on our global compliance programs and the annual security-based swap dealer (SBSD) Chief Compliance Officer report

• reviewed reports from regulators across the bank’s footprint

• reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed guidance of regulators and governments to address cyber-security threats, geopolitical tensions, inflationary pressures and the new Canadian Financial Consumer Protection Framework (CFCPF) and regulations

• reviewed reports on legal matters and discussed significant legal actions with the General Counsel and the Deputy General Counsel, including emerging legal risks

• oversaw an independent review of the bank’s compliance transformation program

Culture and conduct review

• oversaw the bank’s risk culture and ethics programs, including anti-bribery and anti-corruption matters

• set relevant and meaningful standards of conduct and ethical behaviour, by reviewing and recommending for approval the bank’s code of conduct

• continued to evolve its oversight of conduct reviews and risk management relating to conduct, risk culture and anti-bribery and anti-corruption matters through regular reviews of reports on customers, employees and market conduct

• reviewed reports covering related party transactions and the bank’s compliance with the self-dealing provisions of the Bank Act and Sarbanes-Oxley Act of 2002

• reviewed the bank’s complaints and incidents report each quarter and the ombudsman’s reports

• reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the code of conduct

• reviewed and recommended for board approval the directors’ report to OSFI on conduct review activities handled in the past fiscal year

• reviewed and recommended for board approval the updated Whistleblower Policy

Consumer protection

• reviewed reports and received updates on the bank’s financial consumer protection program to comply with the CFCPF which came into effect in 2022

• designated the committee to serve as the bank’s consumer protection committee and updated the committee charter to include the mandate and duties of such consumer protection committee

• approved the consumer protection complaints mandate to comply with the CFCPF

• reviewed and recommended for board approval the consumer protection procedures to assure compliance with the consumer protection provisions as required under the CFCPF

• reviewed the bank’s customer complaints appeals root cause report each quarter

• met with the Financial Consumer Agency of Canada (FCAC) on the drivers and principles of financial consumer protection, a supervisory update and a forward view on research, policy and education

56	Scotiabank

Internal controls

• reviewed and monitored our internal control framework, including approving our internal control policy and internal audit third party risk management policy

• reviewed the annual effectiveness of the Dodd-Frank compliance program

• communicated directly with internal audit

External auditors

• reviewed the pre-approved services to be performed by the external auditors

• reviewed the audit plan for scope and areas of focus. Oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal controls over financial reporting

• reviewed the audit fees, including the proportion for audit services versus non-audit services on a quarterly basis

• assessed the auditors’ qualifications, performance and independence and concluded that, given the scope and location of services required, the quality of service received by the bank and the auditors’ tenure and objectivity, the audit process should not be tendered at this time and the auditors should be recommended for reappointment

Oversight of finance, compliance and internal audit functions

• reviewed and discussed the quarterly internal audit reports. Reviewed the audit strategy. Approved the annual audit plan and reviewed areas of focus

• retained an independent third party to perform a health check update on the effectiveness of global compliance function

• oversaw the appointment of the SBSD Chief Compliance Officer

• approved the mandates of the Chief Financial Officer, Chief Compliance Officer and Chief Auditor and assessed each officer’s effectiveness and performance review

• oversaw the independence of the finance, compliance and internal audit departments, assessed the effectiveness of the departments and reviewed their strategy, succession plans, mandates, risk appetite statements (as applicable), budgets, organizational structures and resources

• had significant exposure to, and interaction with, a diverse group of senior leaders and next generation talent within these functions through attendance and presentations during the year

CORPORATE GOVERNANCE COMMITTEE

Calin Rovinescu (chair)[1]

Nora Aufreiter

Scott Bonham

Don Callahan

Michael Penner

Aaron Regent

Benita Warmbold

meetings: 5

At each meeting, the committee met in camera without management present.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

1  Effective September 23, 2022, Mr. Rovinescu became chair of the corporate governance committee following Ms. Aufreiter’s appointment as human capital and compensation committee chair.

The corporate governance committee serves as our nominating committee and oversees our board assessment process. It informs the board on our approach to stakeholder engagement, oversees our ESG strategy and reviews how we may enhance our governance standards, consistent with changing regulations and emerging best practices.

Fiscal 2022 key responsibilities and highlights:

Board composition and succession

• reviewed board and committee composition and the required skills and attributes to have a high-functioning board

• reviewed the director skills matrix so that it reflects the required skills, experience and competencies

• undertook board succession planning as part of its forward-looking agenda

• continued our work with an independent search firm, providing director recruitment priorities, to identify candidates with specific skills and experience, as well as diverse characteristics, in alignment with our board diversity policy

• continued to expand and develop the evergreen list of potential director candidates with a focus on financial services expertise, and representation from underrepresented groups

• reviewed potential director candidates and recommended Mr. Dowrich as a new director to be appointed in June 2022

• recommended to the board for approval the appointment of Ms. Aufreiter as the human capital and compensation committee chair and the appointment of Mr. Rovinescu as the corporate governance committee chair as of September 23, 2022, concurrent with the appointment of Mr. Thomson as incoming President and CEO

• recommended to the board for approval the appointment of Ms. Warmbold as audit and conduct review committee chair as Ms. Power reached her chair term limit

Director orientation and education

• oversaw a comprehensive director orientation and education program, including hearing from leaders in allyship, U.S. commodities law and technology in the banking industry

• oversaw the appropriate onboarding of a new director in a hybrid setting and offered continuous education for directors on several different platforms

Core purpose and ESG oversight

• supported the board in its oversight of the bank’s core purpose and reviewed the bank’s disclosure on its purpose

• reviewed the bank’s ESG strategy, priorities and reporting, including the ESG Report and the Public Accountability Statement, and international trends in this area

Management proxy circular	57

• reviewed a report on the bank’s sustainability and social impact highlights, including key ESG trends, highlights of the bank’s activities throughout the year and upcoming publications and events for 2023

• monitored the bank’s ESG priorities throughout the year, including ScotiaRISE and the bank’s inaugural Social Impact Report, the bank’s climate commitments and its inaugural Net-Zero Pathways Report, as well as other social justice issues, and updated the board on such ESG matters

Subsidiary governance

• reviewed our subsidiary governance strategy, including internal reports and regulatory reviews

• discussed relevant governance developments in the bank’s subsidiaries with the Chief Corporate Governance Officer

Stakeholder engagement

• oversaw our stakeholder engagement program, including how shareholder feedback is considered and the committee chair attended a number of shareholder meetings to discuss the CEO succession process and to obtain shareholders’ views on the process

• reviewed areas of focus for shareholders globally and oversaw engagement with various stakeholders on relevant governance issues and trends, including our climate commitments and Net-Zero Pathways Report, executive compensation and ESG metrics, CEO succession, our strategy in Latin America, and ESG issues, including diversity, equity and inclusion, human rights, human capital management and Indigenous issues

•  reviewed shareholder proposals received by the bank and oversaw the bank’s related engagement process

Board, committee and director assessment

• oversaw the board, committee and director assessment process, which was facilitated by an independent external advisor, to confirm that the board is performing effectively and to identify opportunities as part of its continuous improvement mindset

Continuous improvement of our governance standards and practices

• further enhanced our corporate governance practices with a view to global trends and practices for financial institutions such as oversight of emerging risks, including ESG risks, and disclosure of ESG matters, including climate-related disclosure

• increased focus on the board engagement with management and other stakeholders while executing its core duties through enhanced board oversight, including special meetings and regular updates on relevant topics, including CEO succession, climate commitments, geopolitical events and other ESG matters

• recommended revising the board diversity policy to update the diversity criteria

• oversaw the hybrid annual general meeting, allowing shareholders to participate and vote at the meeting whether attending virtually or in person

• reviewed director compensation and equity holding requirements

• reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

HUMAN CAPITAL AND COMPENSATION COMMITTEE

Nora Aufreiter (chair)[1]

Guillermo Babatz

Una Power

Aaron Regent

Calin Rovinescu

meetings: 7 (including one joint session with the risk committee)

At each meeting, except for one, the committee:

• met separately with its independent advisor

• met separately with the Chief Human Resources Officer

• met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

1  Mr. Thomson was recused from the August human capital and compensation committee meeting and Mr. Regent, with the consent of the members of the committee, served as chair for that meeting. Effective September 23, 2022, Ms. Aufreiter became chair of the human capital and compensation committee following Mr. Thomson’s appointment as incoming President and CEO.

The human capital and compensation committee is responsible for overseeing our human capital and compensation program and practices (total rewards, including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership and succession planning and the performance management of the President and CEO.

Fiscal 2022 key responsibilities and highlights:

Compensation philosophy and human capital management policies and practices

• reviewed our compensation policy, executive compensation practices and program design, performance metrics, including ESG related metrics, performance and payout ranges and target-setting approach, to continue to retain and attract talent

• oversaw the continuous alignment of our pay-for-performance strategy and risk appetite

• oversaw the evolving strategy, design, effectiveness and competitiveness of our benefits programs globally, contributing to our position as an employer of choice

• reviewed the funding, performance, governance and investment strategy of the bank’s global pension plans as stewards of our employees’ retirement planning

• reviewed updates on the transition from the business continuity plans to the new hybrid work model as part of office re-entry plans following the global pandemic

• assisted the board in oversight of the bank’s human capital management risks, practices and strategies, reflecting the social aspect of ESG best practices, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion strategy and policies for employees and overseeing programs in place to promote the health, safety and well-being of our employees

• reviewed various compensation policies in keeping with evolving global regulatory expectations and governance best practices

• reviewed the ScotiaPulse (employee engagement) semi-annual results

Compensation governance

• reviewed the impact of changing regulations and regulatory expectations on our employment and compensation practices and reporting, including best practices of the Financial Stability Board (FSB), Institute of International Finance (IIF), European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and proxy advisory firms such as ISS and Glass Lewis

58	Scotiabank

• reviewed updates on key human capital- and compensation-related regulatory developments globally, including in Canada, the United States and the United Kingdom and received education on compensation trends and regulatory developments

• received updates on human resources key risk metrics and emerging issues, including hybrid-working models and base salary increases to address economic and market pressures

• reviewed a report from the Chief Auditor regarding the independent review of our executive compensation program. The Chief Auditor’s assessment concluded that it aligns with the FSB Principles for Sound Compensation Practices and Implementation Standards

• oversaw the annual disclosure of executive compensation

• the chair of the committee, along with the Chair of the Board, met with the bank’s stakeholders on the bank’s approach to compensation and other related matters, which led to a highly supportive say-on-pay vote at the last annual meeting of shareholders

• received updates on the bank’s stakeholder engagement strategy, including stakeholder views on items of business at the last annual meeting, executive compensation and shareholder proposal topics

Managing compensation risk

• reviewed and approved material compensation plans

• met with the risk committee to jointly review:

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   risks and rewards associated with the design and funding of our material compensation plans, including an evaluation of all current and future risks. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required given that risks were within the bank’s appetite

–   changes to the annual incentive plan to increase emphasis on linking ESG performance to compensation

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

–   informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

Executive compensation

• oversaw all aspects of our executive compensation program and our material compensation plans

• reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures, including metrics relating to climate change as the bank advances its climate commitments and diversity-related metrics

• assessed the performance of the senior leadership team and recommended the compensation for the President and CEO, control function heads and all other officers at the level of executive vice president and above

• developed principles for establishing the target compensation of the incoming President and CEO in the context of CEO succession

• reviewed the design and funding of our material compensation plans to capture a holistic assessment of the bank’s performance and reflect best practices and proxy advisor input, including increased emphasis on ESG performance

• updated the bank’s stock option plans with the support of the bank’s shareholders who approved amendments at the last annual meeting

Leadership and succession planning

• with the retirement of President and CEO Brian Porter, supported the board in executing its succession plan in appointing Scott Thomson to be the bank’s next President and CEO and approving the 2023 compensation arrangements for the new President and CEO

• supported the board in retention of our talented executive bench in a competitive market

• reviewed and approved the mandates for all executive roles, including control function heads

• assessed the President and CEO’s performance against his approved mandate and performance objectives

• assessed all executive officers, including the Operating Committee’s performance against approved mandates and performance objectives

• oversaw the leadership strategy, including diversity of talent as an overarching goal

• oversaw and discussed the bank’s succession planning processes and strategies with a view to building bench strength and diverse leaders across our footprint and across all roles

• subject to our leadership and succession planning processes, reviewed and recommended for board approval executive officer appointments

• reviewed the leadership strategy for high potential senior leaders

• updated our diversity, equity and inclusion initiatives to include goals to increase representation in Canada of employees who identify as LGBT+, and reviewed the bank’s building of a diverse talent pipeline for the executive level and our progress on our Canadian and global targets at the VP+ level

• oversaw immersive leadership development for senior leaders, including comprehensive assessments and a global executive program

• as part of board and committee meetings and director education sessions, had significant exposure to, and interaction with, a diverse group of senior leaders to gain greater visibility into the bank’s leadership pipeline

Management proxy circular	59

RISK COMMITTEE

Guillermo Babatz (chair)

Don Callahan

Dave Dowrich

Lynn Patterson

Aaron Regent

Susan Segal

meetings: 6 (including one joint session with the human capital and compensation committee)

At each meeting, the committee:

• met with the audit and conduct review committee chair, who attended every committee meeting in full

• met separately with the Chief Risk Officer

• met separately with the Chief Anti-Money Laundering Officer, with the exception of one meeting when it was not deemed necessary by the committee and one non-quarterly meeting when the Chief Anti-Money Laundering Officer was not present

• met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Fiscal 2022 key responsibilities and highlights:

Risk oversight

• reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective

• focused on non-financial risks in light of regulatory trends and developments, including ESG, geopolitical and cyber-security risks

• reviewed and approved significant country, industry, market and portfolio risks and limits

• reviewed quarterly enterprise risk reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank, including cyber-security, ESG, third party service providers and technology innovation and disruption risks

• reviewed quarterly enterprise cyber-security program reports, along with the 2022 cyber-security annual audit opinion and discussed various technology, cyber-security and operational risks, including cyber attack scenarios, software currency, data governance and reporting and an update on global fraud

• reviewed and recommended for approval the bank’s Environmental Risk Summary Framework

• met with executives to discuss risk considerations, exposures and commercial initiatives against their strategies and plans

• reviewed a progress report on the bank’s data and analytics strategies, including the associated data and model risks

• reviewed and approved our crisis management recovery plan

• met with the Canada Deposit Insurance Corporation (CDIC) to discuss industry-wide observations to be addressed in the bank’s next Resolution Plan for 2023 and CDIC’s key priorities

Risk appetite framework

• reviewed our enterprise risk appetite framework and its alignment with our strategic plan, and recommended this framework, along with the enterprise-wide risk management framework, to the board for approval

• reviewed various stress testing scenarios associated with global geopolitical events

• reviewed a report on the bank’s operational readiness to cyber-related events, including cyber attack and crisis attack scenarios, crisis response and cyber-security readiness scenarios

• reviewed significant risk management frameworks, including the liquidity risk management summary framework

Risk culture

• oversaw the promotion and maintenance of the bank’s risk culture and risk driven values, including the bank’s focus on identifying and management of its top and emerging risks, including ESG, cyber-security, financial crimes, legal and compliance, macroeconomic uncertainty, technology, third party service providers, and geopolitical risks

• reviewed the results of the bank’s risk culture survey

Compensation risk

• met with the human capital and compensation committee to jointly review:

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   key elements of our executive compensation program, including plan design, targets, metrics and potential payouts

–   risks associated with executive compensation, incentive plans, the business performance factor and incentive awards. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required given that risks were within the bank’s appetite

•  received informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

Oversight of risk and anti-money laundering and anti-terrorist financing functions

• reviewed regular reports about our anti-money laundering and anti-terrorist financing and sanctions programs, including regulatory commitments, ESG initiatives including human trafficking, child exploitation and artificial intelligence initiatives and enhancements to financing crime fighting frameworks

• approved the mandate of the Chief Risk Officer and Chief Anti-Money Laundering Officer, and assessed each officer’s effectiveness and performance reviews

• oversaw the independence of the global risk management and anti-money laundering departments, assessed the effectiveness of the departments, reviewed their succession plans and approved their mandates, budgets, organizational structures and resources

• had significant exposure to, and interaction with, a diverse group of senior risk leaders and next generation talent through attendance and presentations during the year

60	Scotiabank

3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions for 2022. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and our risk appetite.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer

Rajagopal Viswanathan Group Head and Chief Financial Officer

Ignacio (“Nacho”) Deschamps Group Head, International Banking and Digital Transformation

Jake P. Lawrence CEO and Group Head, Global Banking and Markets

Dan Rees Group Head, Canadian Banking

For information about our CEO selection process	62

For information about executive pay and ESG metrics	74

Effective January 31, 2023, Mr. Porter retired as CEO and as a member of Scotiabank’s Board of Directors. Effective, February 1, 2023, Scotiabank’s Board of Directors appointed Scott Thomson as CEO of Scotiabank. Mr. Thomson initially served as President effective December 1, 2022.

Management proxy circular	61

Dear fellow shareholders,	Message from the chair of the board and the chair of the human capital and compensation committee

It has been a year of significant change for the bank with the announcement of the retirement of our President and CEO, Brian J. Porter. The board is very mindful that determining who is the bank’s CEO is one of if not the most important responsibility of our board. Accordingly, our letter to shareholders will take a different approach this year. We are pleased to take this opportunity to address the CEO selection process and follow with the bank’s performance and executive compensation decisions in respect of fiscal 2022. On behalf of the human capital and compensation committee (referred to as the “committee” in this section of the circular) and the board, we would also like to take this opportunity to thank the shareholders and other stakeholders with whom we have engaged throughout the year. We appreciate all of the feedback received, particularly on succession planning and retention.

The board’s CEO selection process

The board is mandated to oversee the bank’s organizational structure and succession planning for senior management roles. Following Mr. Porter’s decision to retire as CEO effective January 31, 2023, the board appointed Scott Thomson as President and CEO of Scotiabank effective February 1, 2023. Mr. Thomson initially served as President, effective December 1, 2022, with responsibility for the bank’s business lines: Canadian Banking, Global Banking and Markets, Global Wealth Management, and International Banking. To support the transition, Mr. Porter serves as a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023.

Our board executed a robust succession process that was led under the direction of the Chair of the Board and involved all independent directors with:

•  the support of management

•  input from the CEO (and other members of management, such as our Chief Human Resources Officer, where requested by the board)

•  advice from external CEO succession and leadership assessment experts

•  discussions with an international governance expert / thought leader on an effective CEO succession process.

While succession planning really begins on the day a CEO takes office, the board’s process focused on different issues over the last several years:

•  senior leadership team development

•  defining a CEO candidate profile, and then further building out the CEO role specification over time

•  working with an external executive consultant with experience in supporting global CEO succession processes

•  internal and external candidate identification and review, and refinement of the criteria

•  continued assessment of candidates and their development, candidate list refinement and decisions.

In the latter stage of this process, our board continued its focus on coaching, development and assessment of internal candidates. Concurrently, we refined our focus on certain key criteria, including CEO-level leadership competencies. These assessments also came at a time when we examined the longer-term external social and economic context (including the global pandemic, social and political unrest and changing economic / inflationary circumstances) which further redefined our views of what is required of a public company CEO for a Canadian financial institution with a unique footprint, as with Scotiabank.

At all times throughout this process, the board consulted with external advisors and management, while also ensuring that the board developed an independent perspective on succession, the bank’s talent pipeline and the key criteria for the CEO who would succeed Mr. Porter, with a view to the long-term best interests of the bank.

While the committee has human capital / succession planning responsibilities, the CEO selection process was the ultimate responsibility of the full board. While Mr. Thomson had been the independent chair of the committee, at no time did Mr. Thomson offer his name as a candidate, have any involvement in the process after he was approached to become a candidate, or in the deliberations concerning such approach. As a board, we recognized the unique situation we found ourselves in when the independent members of the board, under the leadership of the Chair of the Board, first considered Mr. Thomson as a candidate. This was done after careful deliberation as well as discussions with our President and CEO, Mr. Porter, all of whom concurred with the rationale for his inclusion in the process, and the complementary competencies and leadership experience that Mr. Thomson could bring to the bank’s CEO office.

62	Scotiabank

Once Mr. Thomson‘s candidacy was formally put before the board for consideration, the board implemented specific controls and processes. Mr. Thomson was recused from board and committee meetings and did not have access to any meeting materials when his candidacy was under review.

Once he became a formal candidate, Mr. Thomson then underwent a thorough assessment process that was overseen by the same external advisor to the board who had completed the assessments of the bank’s internal candidates. This included a leadership assessment and reference process and an assessment of Mr. Thomson against the previously defined criteria that the board had agreed for the role of CEO. Mr. Thomson also presented his vision/strategy for the bank to the board and had follow-up interviews with the independent members of the board. Recognizing that the process for an external candidate cannot mirror the process that internal candidates go through in every respect, the board took appropriate steps with respect to Mr. Thomson’s assessment to ensure it was a sufficiently independent and balanced process.

In terms of executive management development, the board has seen excellent progression amongst our senior leaders and development in their roles, with further opportunity for future growth. The board and the committee are confident in the bank’s talent identification, development and growth strategies, which also attest to the strength of the current senior management bench and the next generation talent rising through our organization. Moreover, the board is of the view that a CEO with Mr. Thomson’s experience and capabilities, combined with the leadership and technical strength of our senior management team, provides the ideal combination to manage our bank going forward.

The primacy of CEO experience

The full board agreed on the key criteria for the CEO role as we have looked ahead to what is needed for the best interests of the bank in the future. As noted, this was an iterative process as the board examined the evolving complexity of the role, fluctuating external social and economic factors and changing needs over time.

Over this journey, the board calibrated the criteria and priorities in determining what the CEO for the bank requires both immediately and over the next number of years, with a view to the long-term interests of the bank. As the board narrowed its focus on the role of the CEO and reflected on the changing requirements, certain priorities crystalized. Specifically, a redefined CEO profile with a heightened focus on certain skills, attributes, capabilities, and future potential became more critical, focusing on a person who can, among other things:

• motivate a diverse, technologically savvy, and global workforce

• lead the bank with confidence in engaging with a broad range of constituents (including governments, regulators, analysts, shareholders, customers and other stakeholders)

• engage and unite teams and build out management capabilities in new ways.

As the board agreed on these priorities and progressed its thinking, it became clearer that the importance of a seasoned CEO – and the experience, skillsets, attributes and communication abilities that have been tested and come with that experience – were the proper focus in making this decision at this time for our bank. Further, as we coalesced on these attributes, we were also very mindful of the challenges. Whenever a board gravitates to an external candidate, that choice brings certain risks, such as the possible departure of some key members of the management team, or how that individual will fit with, and inspire, the broader organization. We were very mindful of these risks and also unanimously agreed on the importance of knowledge and experience in our footprint.

With these agreed priorities, the unique candidacy that Mr. Thomson offered our bank became a more measurable option for our board. Mr. Thomson was distinctively positioned, having served as a CEO of a public company with operations that correspond to parts of our footprint for nine years. While he did not grow up through the management ranks of the bank, he has an invaluable understanding of and insight into our business, strategy, risk appetite, challenges and opportunities through his service on our board for the past six years. As a director, Mr. Thomson has served on every committee of the board. The external leadership assessment conducted of Mr. Thomson confirmed that he had the skillsets, attributes and other abilities that the board had prioritized, largely due to his public company CEO experiences. Most importantly, the board had a strong understanding of his leadership style and views on risk appetite and culture. While it may be uncommon within the banking industry to appoint a CEO from another industry, it is also rare to have a candidate such as Mr. Thomson, which helps the bank mitigate other risks.

In 2023, the expectations of a financial institution CEO are different than they were in the past; Brian Porter was the right CEO to guide the bank through the past decade. Scott Thomson is the right leader to guide the bank in its next chapter. Mr. Thomson has an excellent track record of uniting and galvanizing leadership teams, and we are confident that we will retain many of our senior leaders, which is a priority for our board as part of our overall human capital management responsibilities.

This decision was unanimous. The process was diligent, thoughtful, prudent, inclusive of perspectives – of both independent directors, the current CEO, management, and others – and executed in good faith, all with a view to the best interests of our bank.

Management proxy circular	63

As part of this process, we, the independent members of our board, made decisions for Mr. Thomson’s compensation as incoming CEO, as well as for the outgoing President and CEO and other named executive officers (NEOs). These are discussed more fully in this letter and in the profiles of those executives, as well as in the summary compensation table.

Scotiabank’s approach to executive compensation

On behalf of the committee and the board, we are privileged to share with you our approach to executive compensation, including the framework and considerations we used to make pay decisions for our President and CEO and other NEOs for 2022.

We continually strive for a compensation program that is clear, easily communicated and understood by our employees, shareholders and other stakeholders. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong, predictable and consistent results to our shareholders over the mid to long term, without encouraging excessive risk-taking. Specifically, our compensation strategy centres around five goals:

•	focusing executives on the mid to long term by paying out compensation over time and delivering the majority of compensation in equity-based awards
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias
•	supporting the bank’s goals by paying for performance against the same metrics we use to drive performance for our shareholders
•	designing programs that are compliant with the legislation and regulations which govern our bank, and in line with the companies with which we compete for talent.

We are pleased to present the final compensation outcomes and an explanation of the decisions made by the committee and the board for your consideration in this letter and in the compensation discussion and analysis section of this circular.

The committee’s 2022 workplan

The committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. During the year, the committee received input from the Chief Financial Officer (CFO) on the financial performance of the bank and at year end from the Chief Risk Officer (CRO) on risk-related considerations for incentive pools and payouts, including plan design, individual conduct considerations, performance against risk appetite and capital adequacy. The detailed workplan can be found on page 92. Throughout the year, the committee also received advice from its independent advisor as detailed on page 80.

Scotiabank’s achievements this year impacting executive compensation

Scotiabank delivered adjusted net income1 of $10,749 million compared to $10,169 million last year. Adjusted diluted earnings per share1 (EPS) were $8.50, compared to $7.87 a year ago. The bank reported adjusted EPS growth of 8% and adjusted return on equity1 (ROE) of 15.6%, which are both above the bank’s medium-term objectives1.

We stayed true to our strategic priorities of Customers First, Winning Team and Lead in the Americas by:

Customers First:

•	achieving acceleration in digital banking, with increased digital adoption of 59% in Q4/22 (up 300 bps year-over-year)
•	making it easier to do business with us by launching a suite of new digital tools and platforms, including:
•

Scotia TranXact – a digital payments platform that provides business banking clients with on-demand access to Scotiabank’s payments and cash management Application Programming Interfaces (APIs), enabling clients to digitize day-to-day financial activities, improve cash flow forecasting and enhance their real-time payment processes

•	Scotia Smart Money by Advice+ – a new digital suite of smart tools that provide personalized insights, advice, and control to customers
•	Scotia Smart Investor – an in-branch digital advice tool which has had 80,000+ accounts opened with a 92% account funding rate representing $3 billion in assets since January
•	a redesigned iTrade mobile application which combines a powerful engine with an intuitive interface tailored to investors of all experience levels and seamlessly connected with the mobile banking app
•

creating a uniquely flexible loyalty program for Canadians to earn and redeem points on nearly all of their daily purchases by welcoming Empire Company Limited (including Sobeys, Safeway, Foodland, IGA, FreshCo, etc.) as a co-owner of the Scene+ program, transforming the loyalty landscape in Canada; since the program’s launch, Scene+ has added over 1 million new members.

[1]

Financial results are presented on an adjusted basis and are non-GAAP (generally accepted accounting principles) financial measures. Adjusted results remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Net income and diluted earnings per share have been adjusted for amortization of acquisition-related intangible assets, restructuring and other provisions, support costs for the Scene+ loyalty program and net loss on divestitures and wind-down of operations. Please refer to pages 18 (for adjusted net income, and adjusted diluted EPS) and 22 (for adjusted ROE) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The 2022 annual report is available on SEDAR at www.sedar.com and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

64	Scotiabank

Winning Team:

•

maintaining strong employee engagement with an all-bank score of 87%, well above the financial services benchmark average, with 89% of employees feeling they belong at the bank and 94% feeling the bank is committed to building an inclusive workplace

•	reinforcing the bank’s commitment to advancing the inclusion of women and creating a more equitable and diverse workplace
•	investing in mental health services by offering employees and eligible dependents in Canada with $10,000 in mental wellbeing services as part of the core benefits coverage
•	fostering continuous learning by offering virtual, on demand, in-house and curated professional development opportunities
•

expanding The Scotiabank Women Initiative™ to the Caribbean, and marking the first expansion of the program in the Pacific Alliance, providing unbiased access to capital and tailored solutions, specialized education, advisory services, and mentorship to more women across the Americas – helping them to succeed in business, in their careers, and in managing their wealth

•

removing barriers to inclusion at the bank and in the communities we serve, by viewing diversity as a competitive advantage we were recognized as one of the Best Places to Work for LGBTQ+ Equality by the Human Rights Campaign Foundation.

Lead in the Americas:

•	modernizing the bank with the delivery of major initiatives, such as payments modernization and our delivery against our cloud strategy
•

investing in key structural digital and technology initiatives, which has resulted in significant progress on our digital strategy across our global footprint, including an increase in digital sales in the Pacific Alliance, reaching 68% in 2022

•

advocating for, and facilitating, positive change in the communities in which we live and work, including supporting more than 200 community partners through ScotiaRISE, Scotiabank’s 10-year, $500-million initiative to support economic resilience in disadvantaged groups and releasing our inaugurate ScotiaRISE Impact Report, highlighting the support we provided to people during 358,000 critical moments in time across ScotiaRISE’s key focus areas, including education, employment and newcomer support in the program’s first year. Since the launch of ScotiaRISE, we have invested more than $60 million in communities across our footprint.

Scotiabank received many recognitions throughout 2022 for people, environment, and culture, celebrating for every future, notably:

•	being named Bank of the Year in Canada by The Banker magazine for the fourth consecutive year, and also received The Banker’s global award for Banking in the Community
•	being recognized as one of the top 25 World’s Best Workplaces by Great Place to Work, the only Canadian-headquartered company and only financial institution to be recognized in the ranking
•	being recognized as one of Top 50 Most Diverse & Inclusive Companies by Refinitiv’s D&I Index
•	winning Best Use of Technology for Customer Experience (Overall) by The Digital Banker at the Global Digital CX Banking Awards 2022
•	earning North America’s Best Bank for Sustainable Finance, Best Bank in Canada and Best Investment Bank Chile at the 2022 Euromoney Awards for Excellence
•	earning Investment Bank of the Year for the Americas by The Banker magazine
•

recognized with six wins in the 2022 Global Finance Sustainable Finance Awards, including Best Bank in Canada for leadership in sustainable finance and Outstanding Global Leadership in Sustainability Transparency

•	winning Best Corporate Sustainability Strategy at the ESG Investing Awards 2022 for work addressing climate risk and promoting racial and gender equality.

2022 all-bank business performance factor (BPF)

The bank uses an integrated approach to plan target-setting, informed by a broad range of inputs, both internal and external. The process is informed by the macroeconomic outlook, approved risk appetite (credit, market, operational, reputational, conduct and other risks) for our businesses, strategic objectives and deliverables, and includes testing under various scenarios.

Our 2022 earnings targets1 were set in November 2021 at a level deemed to be appropriately aggressive in the context of the operating environment. The 2022 net income attributable to common shareholders (NIACS) target1 of $10.3 billion represented a 7% increase from the prior year and the 2022 operating leverage target1 was set at +1.8%; both targets were in excess of analyst forecasts at the time and were in line with the bank’s medium-term objectives.

Our executive compensation decision-making process begins with an established formula that is rigorously tested to ensure it delivers sound outcomes under a range of performance scenarios. The process steps and inputs summarized below and detailed in full on pages 93 to 95 explain how we determined the 2022 all-bank business performance factor (BPF) of 95.

Management proxy circular	65

2022 performance

The bank’s results this year demonstrated the enduring strength in our long-term strategy. Despite the ongoing economic volatility, geopolitical conflict, and the lingering effects of the global pandemic we delivered consistent, solid earnings, operating leverage and customer performance in each of our core businesses. We acknowledge, however, that our share price performance has been disappointing this year; this is addressed in our performance share unit factor and in the realized and realizable compensation of our CEO, both discussed further down in this letter.

	2022 target	2022 performance

Net income attributable to common shareholders ($ millions)[1]	$10,277	$10,230

Operating leverage[1]	1.8%	-1.1%

Customer	100	109

Calculated business performance factor		95
1.

2022 target and performance metrics are on an adjusted basis and are non-GAAP financial measures. Please refer to pages 18 (for NIACS) and 23 (for operating leverage) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

After assessing the bank’s performance against the BPF structure, taking into account not only our financial and customer results but also the bank’s performance against a scorecard of strategic and operational objectives including environmental, social and governance metrics, as well as our financial and operational performance relative to peers, the final business performance factor for 2022 is 95. The business performance factor is described in more detail on pages 93 to 95.

President and CEO performance and compensation

At year end, Mr. Porter’s performance is assessed on all-bank performance as measured against the three corporate performance metrics included in the BPF, and on his achievement of key strategic and organizational deliverables. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

For 2022, the board further reflected on Mr. Porter’s full tenure as President and CEO, in light of his retirement and the transformation of the bank undertaken during his tenure. Mr. Porter undertook strategic decisions that have repositioned the bank, including deploying $13 billion in acquisitions since 2013, focused on core geographies and improving earnings quality by concentrating on markets where the bank has achieved scale and a top five market position. These decisions have resulted in Scotiabank becoming the third largest private bank in Chile and the second largest asset manager (by assets under administration) amongst our Canadian bank peer group. Mr. Porter has successfully demonstrated vision and leadership of the bank’s strategic repositioning over the last number of years, including expanding the Global Wealth Management business while exiting over 20 countries and more than 10 non-core businesses that carried higher operational risks and lower credit quality (<BBB rating).

Based on the considerations outlined above, when determining the compensation for Mr. Porter, the board applied an individual performance factor of 100 in respect of his personal performance. The board awarded Mr. Porter total direct compensation of $11.4 million which is approximately $0.3 million below target.

	2022 target	2022 compensation	2021 compensation	2020 compensation

Total direct compensation	$11,750,000	$11,440,000	$11,363,000	$9,869,000

% variable	89%	89%	89%	87%

For additional details on the President and CEO compensation decisions, please refer to pages 98 to 101.

The total compensation, as detailed in the summary compensation table on page 107, includes salary, total variable compensation including the cash portion and the grant value of PSUs and stock options, and the compensatory portion of the change in the accrued pension obligation in the year. As of October 31, 2022, Mr. Porter was past his normal retirement age (63) under the Scotiabank pension arrangements. The determination of which costs are allocated to compensatory versus non-compensatory changes can be impacted by management’s retirement assumption and can lead to situations where the cost of additional pension accruals is recognized through non-compensatory change. For Mr. Porter, we have included the cost of his additional pension accrual as a compensatory change, consistent with how such costs, for other pension arrangements, are recognized by the bank from an accounting perspective. In both 2021 and 2022, Mr. Porter accrued the same amount ($125,000) of annual pension but, due to management’s retirement assumption, the cost was only partially recognized in compensatory value in 2021 but was fully recognized in compensatory value in 2022. For fiscal 2022, the non-compensatory change includes a decrease in Mr. Porter‘s accrued benefit obligation due to the deferral of his pension commencement date until February 1, 2023 and the compensatory change includes the cost of one additional full year of pension accrual. Although this approach leads to the largest compensatory value compared to other approaches, we believe that this more conservative methodology for determining the compensatory change for a CEO working beyond normal retirement age remains the most appropriate.

66	Scotiabank

In recognition of the support to the CEO transition that Mr. Porter will provide to Mr. Thomson after Mr. Porter retires and during his period as strategic advisor from February 1, 2023 to April 30, 2023, Mr. Porter will receive $1.5 million as a lump sum cash award at the end of April 2023.

Performance share unit factor

The performance factor for our mid-term incentive that was granted in 2019 and vested in 2022, which is based on our three-year total shareholder return (TSR) and three-year average ROE, was 92 (or 8% below target). Our three-year TSR of 2.2% was below the median of our performance comparator group, while our three-year average ROE was above target. The committee reviewed these results and concluded that the calculated performance factor of 92, together with the reduction in the bank’s share price from grant to payout, appropriately reflects the plan’s objective of aligning our executives’ deferred compensation with the shareholder experience. The factor reduced the number of units that vested in December 2022 by 8%, lowering the total return realized by executives.

Realized and realizable compensation

When outstanding equity awards – performance share units (PSUs) and stock options – are realized in the future, their value is fully aligned with the shareholder experience and reflects the success of the bank’s progress in key strategic areas. Variable compensation makes up 89% of the President and CEO’s package and the realized value fully reflects performance.

The graph to the right illustrates how the President and CEO’s actual realized and realizable compensation over the last five years tracks the bank’s total return to shareholders, demonstrating pay for performance over time.

Mr. Porter’s total cumulative realized and realizable pay fluctuates year-over-year. The table shows the total change in value since 2018, and reflects base salary and annual cash incentive awarded, and change in value of outstanding PSUs and unexercised stock options. The total realized and realizable pay decreased by $13.1 million over 2022 primarily as a result of the share price performance and demonstrates alignment with shareholder experience.	$ millions	2018	2019	2020	2021	2022

		Reflects base salary and annual cash incentive awarded, and value of outstanding PSUs and unexercised stock options as of Dec. 31, 2018	Reflects base salary and annual cash incentive awarded, change in value of outstanding PSUs and change in value of unexercised stock options

	Base salary and annual cash incentive awarded	3.7	3.6	3.4	3.8	3.8

	PSU payouts and change in value of outstanding PSUs	23.7	6.5	0.1	4.1	-4.6

	Change in value of unexercised stock options[1]	1.1	1.7	-1.4	10.9	-12.3

	Total change in value	–	11.8	2.1	18.8	-13.1

	Total cumulative CEO realized and realizable pay[2]	28.5	40.3	42.4	61.2	48.2

	1. Mr. Porter did not exercise any stock options awarded in 2018 to 2022. 2. Actual figures are in $ millions.

Incoming CEO Compensation

Mr. Thomson’s fiscal 2023 total direct compensation target has been set by the board at $9.5 million, composed of a base salary of $1 million and a total variable compensation target of $8.5 million, which will be pro-rated for fiscal 2023 from his December 1, 2022 start date as President. This target was determined in consideration of peer bank comparators and also takes into account Mr. Thomson’s previous experience and compensation as a public company CEO, in order to balance the increase in scale and complexity of the role with the required development in role. This target will be increased in the future, subject to performance, to achieve and maintain appropriate competitive positioning among the large Canadian banks. No other compensation was

Management proxy circular	67

provided to Mr. Thomson in relation to compensation foregone from his former employer. His actual variable compensation award will be determined based: (i) 80% on results achieved against goals that are shared amongst the bank’s top executives as measured via the BPF, and (ii) 20% on results achieved by him and his team against his own deliverables for the year via an individual performance factor. Twenty-five percent (25%) of his final award will be payable in cash and seventy-five percent (75%) will be deferred into equity.

Mr. Thomson will also be provided with a supplementary pension arrangement in the form of a notional defined contribution (DC) plan in which he will receive notional bank contributions of 18% of base salary and target cash variable pay. Notional investment returns will be credited and linked to his returns in the DC component of the Scotiabank Pension Plan, in which he will also participate per the terms of that plan. Providing a CEO executive pension as a DC arrangement instead of a defined benefit (DB) arrangement is an evolution from the typical CEO DB pension plan design provided by other Canadian banks but is better aligned with global banking practices and CEOs outside the banking industry in Canada. Mr. Thomson’s executive pension arrangement costs are expected to be stable and comparatively lower than they would be under a DB pension plan.

President and CEO total direct compensation

The graph to the right shows:

•  2018 to 2022: total direct compensation awarded to the President and CEO (more details for 2022 compensation can be found on Mr. Porter’s individual compensation summary found on pages 98 to 101)

•  2023: target total direct compensation for the incoming President and CEO

The pay mix illustrated in the graph emphasizes the focus on long-term performance and aligns with the shareholder experience.

Other named executive officer compensation and retention awards

The board is pleased with the strength of the management team and their performance during fiscal 2022. Total variable compensation awards for NEOs are based on their 2022 total variable compensation target modified by the all-bank business performance factor of 95 and their individual performance, including an assessment of the performance of the business line or function they oversee. The compensation determination for our NEOs is described in more detail in the individual compensation summaries found on pages 98 to 105.

As previously noted, as part of our CEO appointment process, the board was mindful of the importance of retaining our senior leadership team. We also received similar feedback from our shareholders surrounding our CEO transition, to ensure that we maintained the ongoing stability and technical strength of our entire senior leadership team. To this end, the compensation arrangements for Mr. Deschamps, Mr. Lawrence and Mr. Rees were reviewed in recognition of their performance and significant achievements, the important role they fulfil at the bank and the pivotal role they will play in the next chapter of the bank with Mr. Thomson. As a result of this review, stakeholder feedback, the importance of maintaining the overall strength of the leadership bench, and the future potential of Mr. Lawrence and Mr. Rees, the board approved a one-time RSU award of $1.5 million for each of Mr. Lawrence and Mr. Rees. The board has full confidence that our senior team will maintain their engagement in pursuing the bank’s objectives by uniting and successfully executing under Mr. Thomson’s watch.

Executive pay and ESG

The committee recognizes the importance of ESG factors in evaluating the bank’s performance and determining executive variable incentive awards. ESG metrics such as our customer score, employee engagement, culture, diversity, equity and inclusion, and strong governance are included in the business performance factor and/or executives’ individual performance objectives and strategic deliverables, including a new performance objective to deliver a concrete net-zero plan that includes interim 2030 targets, timelines, and transparent reporting in accordance with our Net-Zero Banking Alliance commitments.

For 2022, a few key ESG-related metrics formed a discrete section of the bank’s strategic and operational scorecard, to allow for more explicit evaluation of the bank’s progress against critical ESG objectives (see page 94 for more details). Beginning in 2023, the committee approved the addition of ESG metrics, with a focus on climate-related financing, decarbonation of the bank’s operations and representation of equity-deserving groups, to be combined with customer experience in determining the all-bank BPF, with an overall weighting of 20%.

68	Scotiabank

On behalf of our full board, we encourage you to take some time to read the compensation discussion and analysis and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron W. Regent Chair of the Board	Nora A. Aufreiter Chair of the human capital and compensation committee

Management proxy circular	69

Important things to know

We review the executive compensation program every year as part of our commitment to continuous improvement and refine it as appropriate to align more closely with our strategic objectives, and our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

Below, we describe our executive compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests. Each year, the committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any enhancements to our processes and standards

    WHAT WE DO

Pay for performance

▶	executive compensation is mostly variable and not guaranteed

▶	executive compensation is aligned with both individual and bank performance over the short-, medium- and long-term

▶	there is no overlap between the performance measures used to determine the annual total variable compensation awards and the performance factor used to determine the vesting and payout of deferred compensation

▶	a significant portion of executive compensation is long-term, and linked to individual and bank performance at the time of grant and vesting

▶	payouts will be reduced (including down to 0) when performance is significantly below expectations

▶	compensation recommendations are reviewed from gender and other equity-deserving groups’ perspectives, to satisfy ourselves that decision-making is free from bias

Align with Scotiabank strategy

▶	compensation is linked directly to our strategy, using financial and non-financial performance metrics, and absolute and relative performance metrics

▶	payouts under various scenarios are reviewed when determining performance metrics for our incentive plans

▶	we require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain their holdings for a period of time after they retire

Environmental, Social and Governance

▶	we include ESG metrics as part of all-bank performance in our annual incentive plan

▶	other ESG-related objectives form part of the strategic deliverables of our President and CEO and other NEOs, and are considered when individual compensation decisions are made

Risk management

▶	we will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results

▶	pay decisions are made within our risk appetite, considering projected capital ratios

▶	we cap payouts from our incentive plans

▶	we have double-trigger change-of-control provisions in our equity plans, requiring both a change of control and termination before any accelerated vesting of awards

▶	we have minimum deferral requirements for employees who have a material impact on risk
▶	compensation for control functions is tied to overall bank performance and not to the performance of the business line they support

▶	we have tools and processes to adjust compensation for risk and misconduct, if any, including an annual risk assessment by the Chief Risk Officer of incentive plan pools and payouts

▶	we have a compensation review committee, supported by local conduct committees in our major regions, to conduct ongoing risk and conduct reviews and determine adjustments to compensation where appropriate

Strong and effective compensation governance

▶	our board has discretion to adjust incentive awards and payouts based on performance and risk outcomes

▶	we have a qualified, experienced and independent human capital and compensation committee that uses an independent advisor

▶	our human capital and compensation committee meets jointly with the risk committee to review all key elements of our material incentive plans

▶	both horizontal and vertical pay analyses are considered when determining the President and CEO’s compensation for the year

▶	shareholders have a “say on pay” and we engage in discussion with stakeholders

▶	there is an independent review of our compensation program and practices every year

X    WHAT WE DON’T DO

▶	we do not reprice stock options or grant stock options at a discount

▶	the structure of our executive compensation program does not encourage excessive risk-taking

▶	we do not have individual change-of-control agreements

▶	we do not benchmark ourselves against companies in more highly remunerated countries, like the U.S. for example, and likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees

No hedging nor assignment

▶	executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶	executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶	we do not guarantee a minimum level of vesting in our performance share unit plan

▶	we do not have employment agreements with multi-year guarantees

70	Scotiabank

Compensation discussion and analysis

1. Strategy

Scotiabank continues to be committed to delivering strong and consistent earnings to our shareholders over the mid- to-long term. The bank has demonstrated considerable operational resilience over the past few years, due in large measure to a multi-year effort to strategically reposition the bank, and to build scale. The portfolio repositioning undertaken in prior years was focused on improving the customer profile and earnings quality. The bank is well diversified with four strong business lines, and a strong balance sheet that positions us well to navigate a challenging macroeconomic environment.

In 2022, the bank met its medium-term objectives of EPS growth, return on equity, and a strong capital position. We solidified our top three position in Canada across key market share measures, the rebound in the International Banking segment continued with business banking and retail secured lending leading the recovery and despite challenging market conditions, we were pleased with the resilience of our Global Banking and Markets and Global Wealth Management segments, which validates the benefits of the significant investments made in these businesses over the last few years.

The bank remains committed to its long-term strategic agenda, against which our business lines and corporate functions are well-positioned. Our strategy is supported by three core pillars: putting our Customers First; having a Winning Team; and Leading in the Americas. Progress highlights from each area are listed below:

•

Customers First: Our primary purpose as a bank is to meet the needs of our current and future customers. We accomplish this by providing exceptional advice, great banking experience, and by standing by our customers in both growing and challenging times. As we have seen over the course of the pandemic, and now into the recovery period, our support has been critically important to our customers, and we have forged stronger, deeper relationships with them as a result. These efforts were recognized with several external industry-leading awards in 2022 that reflect our ongoing commitment to delivering for our customers, notably: Scotiabank was named Bank of the Year for Canada, for the third year in a row, and the Investment Bank of the Year for the Americas by The Banker magazine. Global Finance’s Sustainable Finance Awards recognized Scotiabank as a Global Leader and awarded the bank six wins, including Best Bank in Canada. To provide even more value for Canadians, Scotiabank welcomed Empire Company Limited as a co-owner of the Scene+ program, providing customers with more ways to earn points on daily purchases with a flexible program that will transform the loyalty landscape. Significant progress has been achieved on our digital strategy across key markets, driven by increasing use of our digital channels. For Wealth clients, Scotia iTRADE unveiled the newest generation of its mobile trading app, showcasing an intuitive interface tailored to investors of all experience levels and the Globe and Mail recently announced the Top 150 Wealth Advisors in Canada; Scotiabank is proud to have 24 advisors recognized with this distinction. Additionally, the bank launched ScotiaRED – a series of state-of-the-art electronic trading tools, to deliver high-quality execution to Equities, Fixed Income, and FX clients that includes the use of advanced analytics such as artificial intelligence. We continue to make considerable investments in people, processes, and technology to drive strong customer satisfaction.

•

Winning Team: We continue to build a winning team, committed to achieving results in a purpose-driven, inclusive, and high-performing culture. This approach extends across the full talent life cycle, starting with our global talent attraction and acquisition. Our performance development practices enable individual, team and business performance through transparent, ongoing coaching and feedback and focus on growth, retention, and engagement. To foster continuous learning, the bank offered virtual, on demand, in-house and curated professional development. In 2022, we invested millions in employee training and development. We view diversity as a competitive advantage and are committed to the removal of barriers to inclusion within the bank and throughout the communities we serve. The bank conducts an Employee Diversity Survey to help understand the diverse makeup of our winning team so that we can foster an environment that is safe, accessible, and reflective of all communities. In recognition of the way our employees feel about working and belonging at Scotiabank, we are pleased to have been named as one of the 2022 Fortune World’s 25 Best Workplaces by Great Place to Work; Scotiabank was the only Canadian-headquartered company and the only financial institution to place in the ranking. Our efforts were further recognized as we were featured in the global “Top 50 Most Diverse and Inclusive Companies” by Refinitiv’s Global D&I Index and were included in Bloomberg’s Gender-Equality Index for the fifth year in a row. Scotiabank built strong momentum and our investments in people, process and technology will continue to serve as a differentiator to attract and retain diverse talent.

Management proxy circular	71

EXECUTIVE COMPENSATION

•

Leading in the Americas: We have substantially progressed our key structural investments to simplify the customer experience and enhance the customer relationship through digital tools. We modernized the bank with the execution of major initiatives, such as payments modernization and our delivery against our Cloud strategy. Strategic investments in key structural digital and technology initiatives have resulted in significant progress on our digital strategy across our global footprint. In the Pacific Alliance, Retail Banking achieved 68% digital sales, 58% digital adoption, and 91% self-serve transactions. Similarly, Canada achieved 2022 digital targets ahead of schedule, as digital adoption reached its target of 60%, and digital sales were 27%. The bank has maintained customer trust by operating at, and investing in, the highest level of standards for security, stability, and operational excellence. Notably, Scotiabank was recognized for Best Use of Technology for Customer Experience (Overall) by The Digital Banker. We continue to be proud of the ways in which we have advocated for, and facilitated, positive change in the communities in which we live and work. The bank continued to take a leadership role in ESG efforts as we distributed $26 million to 200+ organizations for ScotiaRISE, a 10-year, $500 million initiative to promote economic resilience among disadvantaged groups. The Scotiabank Women Initiative™ surpassed $4 billion of capital deployment in 2022, leading us to increase our commitment to $10 billion by 2025. This year, we also published our inaugural Net-Zero Pathways Report, outlining our concrete plan to achieve net-zero targets by 2050. Moreover, we were awarded Outstanding Global Leadership in Sustainability Transparency by Global Finance and Best Corporate Sustainability Strategy by ESG Investing. We continue to focus on building a better future across our diversified geographic footprint while supporting overall customer, business, and regulatory efforts to keep the bank and its customers safe.

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation program is built with five goals in mind:

72	Scotiabank

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as variable compensation tied to short-, medium- and long-term performance and is not guaranteed.

We set performance ranges for total variable compensation so that executives earn more when performance is strong and less when performance is down. The aggregate total variable compensation is funded by bank performance (both absolute and relative to our peers). Each executive’s performance factor determines the amount of the total variable compensation paid to each executive and is a combination of the business performance factor and an individual performance factor.

Compensation mix

The committee establishes a target compensation mix for each executive based on three criteria:

•  the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

•  market practice for similar positions in our compensation comparator group

•  regulatory requirements to defer incentive awards.

Deferred compensation at risk

At least eighty percent (80%) of deferred variable compensation is fully at risk, either directly through a formula or through application of discretion by the board to adjust the calculated performance factor.

Pay at Risk: 80% of deferred variable compensation is awarded in performance share units (PSUs). The PSU payout factor range is 0% to 125%, based on a formula described on page 91 and subject to final board determination

Time vesting: 20% of deferred variable compensation is awarded in stock options

Management proxy circular	73

EXECUTIVE COMPENSATION

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our total variable compensation. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders and is included in the PSU performance factor to focus our executives on increasing shareholder value over the medium and long term.

A wider set of measures were introduced in 2021 as part of a new, comprehensive strategic and operational assessment of the bank’s performance, including the bank’s progress against a variety of ESG goals, including: progress against the bank’s five climate commitments, addressing racial inequality and other sustainability efforts.

Operating leverage and ROE are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions (see page 120).

Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial Metrics

Net income attributable to common shareholders (NIACS)	• absolute performance • adjustment factor for relative performance, using net income growth	increase shareholder value by increasing earnings

Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses

Return on equity (ROE)	• absolute performance	increase shareholder value

Revenue	• adjustment factor for relative performance, using revenue growth	increase shareholder value by creating and growing new business relative to our peers

Earnings per share (EPS)	• adjustment factor for relative performance, using cash EPS growth	Increase shareholder value by increasing earnings relative to our peers

Total shareholder return (TSR)	• relative performance	increase shareholder value by measuring our share performance compared to our peers

Non-financial Metrics

Customer	• absolute and relative performance	focus on customers by measuring customer advocacy and their likelihood to recommend us. We use Net Promoter System (NPS) to measure customer advocacy and reinforce sustainment of positive customer experiences

Strategic and operational objectives	• adjustment factor in consideration of other measures beyond the core financial and customer metrics	focus on performance against defined objectives in the areas of culture and leadership, balance sheet management/quality of earnings, strengthening the core, and risk and regulatory governance, and ESG, which reflect a holistic view of the bank’s performance

EXECUTIVE PAY AND ESG METRICS

The committee agreed on a roadmap to increase our focus on ESG factors in evaluating the bank’s performance and determining executive total variable compensation awards.

•  In 2021, we introduced the strategic and operational modifier determined with a range of -10% points to +10% points and applied to the all-bank calculated business performance factor which includes, amongst other metrics, specific measures and performance indicators related to ESG.

•  In 2022, ESG-related metrics formed a discrete section of the bank’s strategic and operational scorecard, to allow for more explicit evaluation of the bank’s progress against key ESG objectives.

•  The all-bank BPF also includes a customer experience metric, reflecting our focus on our customers.

•  We have an individual objective for all employees of upholding a sound risk culture that is considered when assessing individual performance and determining compensation.

•  Other ESG-related objectives, such as employee engagement, culture, diversity, equity and inclusion, form part of the strategic deliverables of the President and CEO and other NEOs and are considered when individual compensation decisions are made.

We continue to review opportunities to reflect the importance of ESG objectives in our compensation programs. Beginning in 2023, the committee approved the addition of key ESG metrics to be combined with customer experience in determining the all-bank BPF, with an overall weighting of 20%.

74	Scotiabank

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with shareholder experience as it is determined based on our total shareholder return. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time and, at the same time, discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years.

Share ownership requirements

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. First-time appointed executives have five years to meet their initial share ownership requirements; upon promotion to a more senior level, the executive has three years to meet their new additional holding requirement. Common shares, outstanding deferred share units (DSUs), PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement

CEO	8x base salary – must hold for two years after retirement

Group heads	5x base salary – must hold for one year after retirement

Group heads, Global Banking and Markets	2x total cash compensation (base salary plus cash incentives) – must hold for one year after retirement

Executive vice presidents and Global Banking and Markets senior leaders	3x base salary

Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business mix, revenue, net income, market capitalization and number of employees.

Our primary compensation comparator group comprises Canada’s eight largest financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. These eight companies are in the same or similar industry as our bank, and are of similar size, scope and complexity. We do not include companies in more highly remunerated countries, like the U.S., for example, in our compensation comparator group and, likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees.

Management proxy circular	75

EXECUTIVE COMPENSATION

We benchmark target total compensation for executives against these companies using data provided by global survey providers. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, as well as the executive’s development in the role, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process. Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, comprises Canada’s largest banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank. Due to the limited number of comparators, we do not set a specific benchmarking target, such as median. The table below includes information from public disclosure filings as of October 31, 2022 for banks and September 30, 2022 for insurance companies.

Comparator groups			Compensation comparator group[1]

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
Canadian Imperial Bank of Commerce	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

1.   Where available, revenue and net income figures exclude one-time items and other items of note, as disclosed by the respective financial institution. Adjusted results are considered non-GAAP financial measures.

76	Scotiabank

ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, OSFI, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 30 for information on our risk management framework, page 81 for more about compensation risk oversight, and page 82 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human capital and compensation committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters.

▶  The committee approves and/or recommends to the board for approval compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework.

▶  Our board has discretion to adjust aggregate deferred compensation awards, or the amounts paid to individuals, and can choose to reduce the payout value of PSU awards, based on its assessment of performance and risk outcomes over the performance period, including to zero.

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human capital and compensation committee meets jointly with the risk committee to review risks associated with our material compensation plans.

▶  The Chief Risk Officer updates the human capital and compensation and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans.

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee.

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Control function employees have a direct reporting line through the functions to ensure conflicts are avoided and information is escalated.

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation.

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program and are not included in any incentive program offered by the business line they support.

Management proxy circular	77

EXECUTIVE COMPENSATION

FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted, including variable incentives, if appropriate.

▶  To help ensure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human capital and compensation and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework.

▶  Adherence to our business values, code of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation, risk and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to ensure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our customers, or other stakeholders.

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

• met, we can expect our employees to be compensated in aggregate at market

•  exceeded, we can expect our employees to receive compensation above market

• not met, we can expect our employees to be compensated below market.

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor up or down when the calculated factor does not reflect overall bank performance or other relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero.

▶  As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit.

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive awards are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for deferred compensation foregone from a previous employer. These awards are subject to vesting that is generally no more favourable than the compensation foregone, contingent upon continuous employment and our share price in the future, and subject to our clawback policy.

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases.

•  For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly paid employees is deferred, subject to local market practices.

•  Equity-based compensation is generally deferred for at least three years, and any annual cash incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada.

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire.

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviours of those executives and employees who can influence the bank’s risk position with our risk appetite. Total variable compensation is awarded based on a mix of annual, mid- and long-term performance and reflects our risk appetite. A substantial portion of incentive pay is delivered in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy.

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned.

78	Scotiabank

2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human capital and compensation committee is responsible for our compensation program and practices and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third-party advisor.

ABOUT THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

As of October 31, 2022, the committee has five independent directors and average committee tenure of 6.1 years. None of the members has ever been a Scotiabank executive.

All committee members bring extensive experience, acquired through their management involvement in public and private companies and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Skills and areas of expertise

	On the committee since

Nora Aufreiter (Chair)	2016	●	●	●		●		●

Guillermo Babatz	2017	●	●	●	●	●		●

Una Power	2016	●	●	●	●	●		●

Aaron Regent	2014	●	●	●	●	●	●	●

Calin Rovinescu	2020	●	●	●	●	●	●	●

Management proxy circular	79

EXECUTIVE COMPENSATION

Independent advice

The committee gets advice from a qualified, third-party independent advisor about compensation matters to make sure its decisions are fair, balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

The committee has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2019. The committee also retained Semler Brossy Consulting Group, LLC (Semler Brossy) to collaborate with Hugessen to provide a broader global perspective on executive compensation practices and related compensation governance matters.

The table below shows the fees paid to each of Hugessen and Semler Brossy in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	competitive analysis of President and CEO compensation, including in the context of CEO succession
•	trends in executive compensation, regulatory developments and governance best practices
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance at all committee meetings.

	2022		2021

	Executive compensation- related fees	All other fees	Executive compensation- related fees	All other fees

Hugessen Consulting Inc.	$318,577	–	$295,048	–

Semler Brossy Consulting Group, LLC[1]	$12,945	–	$18,755	–

1.	Fees to Semler Brossy were paid in USD and converted to Canadian dollars using the fiscal year average exchange rate of: USD 1.00 = CAD 1.2872 for 2022 and USD 1.00 = CAD 1.2572 for 2021.

Hugessen and Semler Brossy have confirmed that these fees are not significant relative to their total revenue and, therefore, do not affect their independence. The two firms did not provide any other services to the committee or board in either year.

80	Scotiabank

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human capital and compensation committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for control and stewardship functions (finance, risk management, internal audit, compliance and anti-money laundering, legal, and human resources) to overall corporate performance, and not to the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human capital and compensation committee. Material risk and conduct incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behavior that is inconsistent with our code of conduct.

To support the compensation review committee process, the bank created local conduct committees in select countries and regions, with the membership structure of the local committees mirroring that of the bank’s compensation review committee. The local committees provide input into the identification of material risk impact employees, and possible misconduct or risk events, if any.

The compensation review committee consists of the following global heads of control and stewardship functions, as well as the head of total rewards:

•	Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer
•	Executive Vice President and Chief Auditor
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

The human capital committee is made up of the President and CEO and his senior management team:

•	Group Head and Chief Financial Officer
•	CEO and Group Head, Global Banking and Markets
•	President and Group Head, Corporate and Investment Banking
•	Group Head, International Banking and Digital Transformation
•	Group Head, Canadian Banking
•	Group Head, Global Wealth Management
•	Group Head and Chief Human Resources Officer
•	Group Head, Technology and Operations
•	Chief Risk Officer

Management proxy circular	81

EXECUTIVE COMPENSATION

•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer.

Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The incentive plans include an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk and human capital and compensation committees in their joint meeting at year end.

At year end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•	reduce or withhold payment under the material incentive plans if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human capital and compensation committee. The results are also provided to OSFI. The review includes:

•

an assessment of the appropriateness of material compensation plans and programs that include employees whose actions may have a material impact on the risk exposure of the bank, against our organizational goals, our risk profile and the FSB Guidelines

•	an assessment of the appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents an annual review to the human capital and compensation and risk committees to confirm that Scotiabank is compliant with the FSB Guidelines in all material respects.

KEY POLICIES

Compensation Policy

Our compensation policy sets out a pay-for-performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, including roles in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•  cash bonuses, commissions or payouts received from our deferred compensation plans

•  outstanding equity compensation, including RSUs, PSUs, stock options and DSUs.

82	Scotiabank

3. Decision-making process

Our compensation process involves management, the human capital and compensation committee, the risk committee, advice from third party advisors and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for certain adjustments to our incentive pools.

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.) who provide data, advice or guidance to management about overall plan design and the various plan components

•	presents its recommendations to the human capital and compensation committee.

The committee reviews the recommendations with the risk committee and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The performance targets are approved by the board annually.

Throughout the year the CFO provides updates to the committee on the financial performance of the bank and performance against the business performance metrics.

Financial targets are established based on a broad range of inputs, such as macroeconomic and market conditions, industry expectations, strategic objectives and initiatives, and the bank’s medium-term objectives.

The process also includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks). The performance targets and payout ranges are set to balance risk and reward, ensuring there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, setting challenging yet attainable goals, while discouraging excessive risk-taking behaviour.

The committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, ensuring they support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management recommends base salaries and target variable pay for the senior leadership team, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects the execution of their strategic objectives.

Management proxy circular	83

EXECUTIVE COMPENSATION

The committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to local remuneration-related regulatory requirements
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans as well as the performance factor for PSU award payouts
•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•

carries out assessments, looking at the amounts accrued to the incentive plans, to assess appropriate use of capital, as well as whether funding of the incentive pool should be adjusted for concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the committee.

The human capital and compensation committee:

•	reviews management’s recommendations, working with the risk committee
•	considers the bank’s overall financial and non-financial performance as the basis for applying any informed judgment to final incentive compensation decisions
•	may make an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans as well as the performance factor for PSU award payouts to the board for approval.

The board has the discretion to apply judgment to amend the business performance factor and the PSU factor based on its own assessment of the holistic performance of the bank and / or apply judgment to adjust variable compensation award outcomes. The board can also reduce the business performance factor and the PSU factor based on its own risk assessment, which reduces the pool and payout. It also has discretion to reduce payouts to zero depending on the circumstances in that year.

5. Review individual performance

The President and CEO reviews the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables and leadership behaviours, their leadership potential and sustained performance, and also considers time in role
•	recommends their salary and total variable compensation taking into account performance, leadership behaviours and potential and market position
•	recommends their compensation for the year to the committee.

The committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk and recommends any reductions to the committee.

The committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, other control function heads and UK and Ireland employees who are governed by the Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), European Banking Authority (EBA) Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board reviews the recommendations and approves the executive compensation decisions.

The committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation.

84	Scotiabank

The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market.

Management supplements with the following vertical pay analyses:

•

a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income and our average employee pay. The median family income figure used for this analysis is $106,302, which is the latest figure published in 2020 by Statistics Canada, adjusted by the Bank of Canada’s average Consumer Price Index (CPI) for 2021 and 2022

•

as Canada is the labour market in which the President and CEO lives and works, the committee also reviews a pay ratio comparison of the President and CEO’s total pay package relative to the bank’s median and average Canadian employee pay. As of October 31, 2022, the median and the average Canadian full-time equivalent employee pay excluding the President and CEO are $94,891 and $128,167, respectively, resulting in CEO to median employee pay multiple of 143x and to average employee pay multiple of 106x

•	the President and CEO’s compensation in relation to the bank’s net income.

The committee recommends the President and CEO’s compensation to the board for approval. Please see pages 98 to 101 for details about Mr. Porter’s 2022 compensation.

Management proxy circular	85

EXECUTIVE COMPENSATION

4. Program elements

The executive compensation program for NEOs includes direct compensation (base salary and total variable compensation), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	ongoing	no risk

Variable	Total variable compensation	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual strategic deliverables	a portion of the award is allocated in cash	one year	moderate risk

		A portion of the total variable compensation is allocated under the bank’s deferred compensation plans and rewards executives for creating sustained shareholder value over three to 10 years and achieving specific corporate performance objectives	to meet compensation deferral requirements, a portion of the award is allocated in: PSUs – mid-term incentive and stock options – long-term incentive	three years up to 10 years	significant risk significant risk

Indirect compensation

	Pension	Provides an important source of retirement income

defined benefit plan

(contributory or non-contributory membership)

defined contribution plan (contributory or non-contributory membership)

supplemental pension plan

(non-registered and unfunded, for some executives)

				ongoing	no risk

	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 60% up to a specified limit)	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

86	Scotiabank

ABOUT TOTAL VARIABLE COMPENSATION

Purpose	To reward performance in a way that supports our strategic plan over the short-, medium- and long-term

Who participates	Named executives

How we determine the award

The amount of the total variable compensation award depends on the executive’s incentive target and their performance factor. Each executive’s performance factor is a combination of the business performance factor and their individual performance factor. The ratio between the all-bank business performance and performance against individual strategic deliverables is 60:40 for the President and CEO and 50:50 for other named executives (for 2023, these ratios are changing to 80:20 and 70:30, respectively).

Each executive’s performance is assessed using a three-by-three matrix, or nine-box grid, of “what was achieved” against strategic deliverables established at the beginning of the year (which include business line or country financial goals for business line and country heads), and “how it was achieved” based on leadership behaviours demonstrated during the year. Each box in the nine-box grid yields a narrow individual performance factor range within the full range of 0 to 150, within which the executive’s individual performance factor for the year is determined. Use of the nine-box grid provides for consistency and calibration of performance assessments and determination of each executive’s performance factor relative to peers.

How we fund awards

Aggregate total variable compensation is funded by our business performance factor. The aggregate incentive pool is capped and cannot be exceeded.

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against our peers.

The business performance factor is capped at 150, except in the case of the President and CEO where the factor is capped at 125 to align the President and CEO’s compensation opportunity with the market.

To recognize that a much greater proportion of the President and CEO’s total compensation is subject to the business performance factor than the other named executives, it was concluded that the BPF should have a flatter payout curve above target and a lower cap of 125 for the President and CEO versus the other named executives, in order to limit the upside potential of awards above target. This flatter payout curve has the effect that, for a BPF above 100 the impact is halved for the President and CEO such that if the BPF is 120 for the other named executives, it is 110 for the President and CEO. However, if the BPF is 95 for the other named executives, it is also 95 for the President and CEO.

Form of award	The total variable compensation award is allocated in cash and equity. To meet compensation deferral requirements, the equity portion of the award is allocated in PSUs and stock options.

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role	A combination of the business performance factor and an individual performance factor (the ratio is 60:40 for the President and CEO and 50:50 for other named executives) based on the executive’s performance against strategic goals established at the beginning of the year	Determines each executive’s total variable compensation award which is allocated in cash and equity (PSUs and stock options)

Management proxy circular	87

EXECUTIVE COMPENSATION

How we fund awards

Calculating the all-bank performance factor

We calculate the all-bank business performance factor in four steps.

The board also has the discretion to apply judgment to adjust the factor based on its own assessment of the holistic performance of the bank, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations.

1. Assess performance against core financial and non-financial metrics	First, we calculate a preliminary performance factor based on performance against three corporate performance metrics.

Strategic focus Increase shareholder value by increasing earnings	Strategic focus Manage our expenses efficiently	Strategic focus Focus on customers
Why it’s important Measures our profitability in net income generated for shareholders	Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses	Why it’s important Measures customer advocacy and their likelihood to recommend us, and reinforces sustainment of positive customer experiences

2. Modify based on how we performed against our strategic and operational objectives

Next, we may adjust the factor up or down based on how we performed against our strategic and operational objectives.

Strategic focus

Meet key strategic and operational objectives in the areas of culture and leadership, balance sheet management/quality of earnings, strengthening the core, risk and regulatory governance, and ESG, which reflect a holistic view of the bank’s performance.

Why it’s important

The committee determines the strategic and operational modifier in consideration of other measures beyond the core financial and customer metrics. The impact of the modifier is limited to +/-10%.

3. Adjust based on relative performance

Next, we adjust the factor up or down based on how we performed against our peers.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

The committee determines the relative performance adjustment by first considering our performance against key financial metrics as disclosed by our peers, including net income growth, earnings per share growth, revenue growth and operating leverage, as well as our achievement of other strategic initiatives relative to our peers.

The impact of relative performance is limited to +/-10% and is a weighted average of relative performance adjustments for our business lines and major countries relative to their respective peers.

88	Scotiabank

4. Final risk adjustments by the board

Finally, the human capital and compensation committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer and assesses the appropriateness of the business performance factor. Risk adjustments can only be made to reduce the factor and therefore would not increase the size of incentive pools or individual awards.

The board reduces the factor if it believes excessive risk was taken to achieve the year’s results

Management proxy circular	89

EXECUTIVE COMPENSATION

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the award	The amount of the award is based on a pre-determined allocation of each executive’s total variable compensation award, so that a significant percentage of compensation is deferred. The pre-determined allocations are 75% for the President and CEO and 60% to 70% for other named executives. The committee does not consider the value of awards the executive has received in previous years when it determines new grants

Form of award	Deferred compensation is equity-based and awarded to our named executives as follows: • 80% as PSUs (mid-term incentive) • 20% as stock options (long-term incentive)

Forfeiture and clawbacks	Deferred compensation can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 111

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•   the number of units that vest is determined by the performance factor (see pages 91 and 96 to 97)

•   vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•   payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

90	Scotiabank

How we allocate the total variable compensation award

How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant, overall bank performance and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using key financial metrics that are also used to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group.

Objective: increase shareholder value over the medium term Why it’s important Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall performance

Objective: increase shareholder value as measured by our share performance relative to our peers over the medium term

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

Management proxy circular	91

EXECUTIVE COMPENSATION

5. 2022 Compensation decisions

2022 COMMITTEE WORKPLAN

The human capital and compensation committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. During the year the committee received input from the CFO on the financial performance of the bank and at year end from the CRO on risk-related considerations for incentive pools and payouts, including plan design, individual conduct considerations, performance against risk appetite and capital adequacy. Throughout the year, the committee also received advice from its independent advisor as detailed on page 80.

Key activities undertaken throughout the course of 2022 included:

•

discussions of the ISS and Glass Lewis reports and say-on-pay vote recommendations were held at the committee’s April and May meetings, together with a review of our peer banks’ performance and pay decisions, and the overall external market context. The bank’s say-on-pay vote outcome was also discussed

•

a review of key design features and alternatives for our annual and equity-based incentive plans for 2023 was discussed throughout the year, with final changes approved in August, October and November (see page 86). This review, which was also shared with the risk committee, covered performance metrics used to assess both annual and mid-term performance, including the evolution of ESG metrics and their linkage to executive compensation (see page 74)

•	updated the bank’s stock option plans with the support of the bank’s shareholders who approved amendments at the last annual meeting
•	received quarterly updates on key human resources risk metrics and emerging issues, including hybrid-working models and recent bank salary increases to address economic and market pressures
•

the bank’s CFO presented updates on bank performance, including performance relative to peers, and how the all-bank business performance factor and performance share unit factor were trending for 2022, and their impact on the compensation of executives and other employees, at each of the May, August and October meetings, prior to approval of the final factors reflecting full-year performance in November

•	developed principles for establishing the target compensation and principal benefits of the incoming CEO in the context of CEO succession
•	trends and developments on CEO and executive pay were presented by the committee’s independent advisor in August
•	a mid-year assessment of the President and CEO’s performance was conducted in May
•	a discussion of the CEO succession and compensation considerations were discussed at the June board meeting
•

a preliminary assessment of other executives’ total direct compensation for 2022 was discussed at the October meeting of the committee, with final assessments and decisions made at the committee’s November 2022 meeting

•	updates on shareholder engagement were presented to the committee throughout the year
•	compensation targets for the named executives for fiscal 2023 were reviewed and approved at the August and October meetings
•

2022 total direct compensation for executives was approved at the November board meeting following discussion with the committee and the risk committee, the committee’s independent advisor and representation from the CRO and CFO in respect of the bank’s performance.

2022 TOTAL DIRECT COMPENSATION

		Total variable compensation

		Deferred compensation[2]				% variable	% variable deferred
	Base salary	Cash	PSUs	Stock options	Total direct compensation

Brian Porter	$1,300,000	$2,535,000	$6,084,000	$1,521,000	$11,440,000	89%	75%

Rajagopal Viswanathan[1]	$583,562	$883,500	$1,649,200	$412,300	$3,528,562	83%	70%

Ignacio (“Nacho”) Deschamps	$600,000	$1,230,000	$2,296,000	$574,000	$4,700,000	87%	70%

Jake Lawrence	$600,000	$2,175,000	$4,060,000	$1,015,000	$7,850,000	92%	70%

Dan Rees	$600,000	$1,470,000	$2,744,000	$686,000	$5,500,000	89%	70%

1.	Mr. Viswanathan’s salary was increased to $600,000, effective March 1, 2022.
2.

Mr. Deschamps also received an additional PSU award of $400,000. Mr. Lawrence and Mr. Rees also received one-time RSU awards of $1,500,000. The one-time RSU awards will vest in November 2024 and have similar features as PSUs described on page 90, with the exception of a shorter two-year vesting period and no performance factor applied. See summary compensation table on page 107.

92	Scotiabank

Please see the executive profiles beginning on page 98 for a detailed discussion of each NEO’s compensation for the year.

Total variable compensation awards are based on the all-bank business performance factor and on the executive’s performance against strategic goals established at the beginning of the year. We discuss the all-bank business performance factor below. You will find a discussion of each NEO’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options) is awarded based on each executive’s pre-determined allocation, so that a significant percentage of compensation is deferred.

•

The PSUs will vest on November 30, 2025 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which is calculated based on our absolute ROE versus annual targets and relative TSR over the three-year period. Vested units are paid out in cash.

•

Fifty percent (50%) of the stock options will vest in each of December of 2025 and 2026 and expire in 2032. Executives can exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2022 BUSINESS PERFORMANCE FACTOR

The process steps and inputs detailed below explain how we determined the 2022 all-bank business performance factor (BPF) of 95.

We use four steps to calculate the all-bank business performance factor, which determines the funding of total variable compensation: 1) a factor based on financial and customer experience metrics, 2) a modifier based on our performance against pre-determined strategic and operational objectives, 3) an adjustment based on our performance relative to peers, and 4) a final adjustment by the board for risk and other considerations. In addition to the formulaic process steps outlined above, we also believe shareholders are best served by the committee applying sound and thoughtful judgment to final compensation outcomes when appropriate.

At the end of the fiscal year, the committee determined the BPF by following the process steps.

1. Performance against financial and non-financial metrics	Results were below target for two of the three corporate performance metrics set for 2022. As illustrated in the chart below, NIACS achieved slightly below target performance, operating leverage achieved below target results and customer experience exceeded the target.

Management proxy circular	93

EXECUTIVE COMPENSATION

2. Apply modifier based on how we performed against our strategic and operational objectives	A strategic and operational modifier was first introduced as part of the BPF determination in 2021 which, together with the core financial and customer metrics, provides a holistic assessment of the bank’s performance. The committee considered the bank’s performance against a scorecard of 2022 strategic and operational objectives, including specific achievements in advancing positive ESG outcomes for our customers, employees, communities and other stakeholders and determined that no adjustments under the strategic and operational objectives were necessary.

Strategic Deliverables:

The bank remains committed to its long-term strategic agenda, against which our business lines and corporate functions are all well-aligned. Our strategy is supported by three core pillars: putting our Customers First; having a Winning Team; and Leading in the Americas.

Strengthen the Core / Risk and Regulatory Governance

•  ongoing investment in technology modernization, talent and risk governance ensured that key information technology-related risk metrics covering cyber-security, business disruption, third party and project risk are all within board-approved limits. In response to heightened geopolitical tensions and the increased risk of cyber attacks, the bank continued to invest in our technology and launched a program to enhance IT asset inventories

•  through technology modernization (including virtual private network services and software adaptation) combined the best aspects of physical and virtual workplaces for a productive, collaborative and flexible global workforce

Balance Sheet Management / Quality of Earnings

•  achieved strong internal capital generation that was deployed to grow the bank’s risk-weighted assets in support of future earnings, while returning capital to shareholders, resulting in a Common Equity Tier 1 Ratio of 11.5%

•  provisioned appropriately for less favourable macroeconomic forecast

Environmental, Social and Governance

Environmental:

•  mobilized $96 billion (as of November 2022) to reduce impacts of climate change

•  released inaugural Net-Zero Pathways Report in-line with the bank’s commitments as a member of the Net-Zero Banking Alliance (NZBA)

•  expanded Principal Risk from Environmental to ESG Risk in the Enterprise-Wide Risk Management Framework

•  continued to incentivize investments in energy efficiency through a pool of capital generated through the bank’s internal price on carbon and continued to apply an increasing internal price ($60/tCO2 in 2022, up from $45/tCO2) to the bank’s own operational emissions

•  enhanced information sharing internally, including issuing monthly Sustainable Finance presentations

•  achieved top quartile score in each DJSI ESG dimension, scoring fifth percentile of DJSI-responding North American Companies and achieving inclusion in North American DJSI Index

Social:

•  maintained strong employee engagement scores, which demonstrates employee confidence in the bank’s leadership, a strong performance mindset, and a connection with the bank’s inclusive culture

•  achieved gender representation target at VP+ levels

•  achieved People with Disabilities representation target at VP+ levels in Canada

•  making progress towards representation targets at VP+ levels for People of Colour and Black People in Canada

Governance:

•  achieved strong results for regulatory and audit reviews, indicating effective controls and sound governance to support the bank’s long-term success

94	Scotiabank

On balance, the committee considered that the strategic deliverables and operational targets were achieved in aggregate and no adjustment to the BPF was considered necessary to be made on this basis.

Rating scale	performance factor -10	performance factor 0	performance factor +10	Actual

Strategic / Operational Objectives Our performance relative to strategic / operational objectives	Strategic and operational objectives not achieved or partially achieved	Strategic and operational objectives achieved	Strategic and operational objectives exceeded or significantly exceeded

0

The board assessed the bank’s performance in the areas of advancing the bank’s strategic agenda, culture and leadership, strengthening the core / risk and regulatory governance, balance sheet management / quality of earnings and ESG objectives

3. Adjust based on relative performance	As part of our established process for calculating the BPF, the committee assessed our performance relative to peers against key financial metrics. Based on results of this assesment, the committee confirmed no adjustment for relative performance.

Rating scale	performance factor -10	performance factor 0	performance factor +10	Actual

Relative performance Our performance relative to peers	Significantly less positive than peers	Performance in line with peers	Significantly more positive than peers	0 The assessment of financial metrics relative to peers resulted in no relative performance adjustment

4. Final risk adjustments by the board

The board did not make any adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

The final business performance factor for 2022 is 95 for the NEOs.

Management proxy circular	95

EXECUTIVE COMPENSATION

PAYOUT OF 2019 PSU AWARDS

PSUs awarded to the NEOs in 2019 vested on November 30, 2022 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2022.

The performance factor for these PSUs is below target at 92, the result of above target three-year average ROE performance and below median three-year relative TSR. This decreased the number of PSUs that vested.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on December 1, 2022, the day before the first day our trading window opened following the vesting date.

The difference between the grant value and payout value illustrates the link between pay and performance, and alignment with the experience of our shareholders. Factoring in dividend equivalents received, the change in share price, and the performance factor, the overall payout compared to the grant value decreased by 2%.

	Number of PSUs granted in 2019		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of the grant (2019) ($)	Difference between grant value and payout value

Brian Porter	73,545	+	12,729	=	86,274	x	0.92	x	68.85	=	5,464,748	5,587,200	-2%

Rajagopal Viswanathan	13,900	+	2,406	=	16,306	x	0.92	x	68.85	=	1,032,856	1,056,000	-2%

Ignacio (“Nacho”) Deschamps[1]	40,928	+	7,084	=	48,012	x	0.92	x	68.85	=	3,041,149	3,099,200	-2%

Jake Lawrence	19,534	+	3,381	=	22,915	x	0.92	x	68.85	=	1,451,476	1,484,000	-2%

Dan Rees	23,441	+	4,057	=	27,498	x	0.92	x	68.85	=	1,741,771	1,780,800	-2%

1.

Mr. Deschamps received payout of both the 2019 PSU award and his additional PSU award which was granted in early fiscal 2020. The additional PSU award vested on November 30, 2022 with the same performance criteria as the 2019 PSU award. The value on the date of the grant is based on the weighted average grant price of the two awards. See summary compensation table on page 107.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

Absolute performance factor – ROE

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual objective, which is in line with the expected earnings target.

	performance factor 0	performance factor 75	performance factor 100	performance factor 125	actual performance	[1]		Absolute performance factor (3-year average)

2022	7.7%	13.8%	15.3%	16.8%	15.6% ▶		104

2021	5.9%	10.5%	11.7%	12.9%	15.0% ▶		171	109[2]

2020	6.7%	12.0%	13.3%	14.6%	10.4% ▶		53

1.

Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 17-23 of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

2.

The overall ROE factor represents a three-year average and can range from 0 - 125. Annual performance is assessed using straight-line interpolation between and extrapolation above the specified ranges. A threshold of 50% of target ROE must be achieved in order to yield an annual factor above 0.

96	Scotiabank

Relative performance factor – TSR

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group. The relative performance factor is calculated by measuring the performance gap between the bank’s 3-year TSR and the median of our performance peer group’s 3-year TSR, multiplied by a constant factor. The lowest factor that can be determined by the formula is 75%, however, the committee may, in its discretion, reduce the factor below this level, including down to zero.

	TSR performance target (peer group median	)	actual performance	Relative performance factor

Three-year TSR	31.3%		2.2%	75

After discussion and deliberation, the committee concluded that the relative performance factor should remain unchanged at 75, resulting in an overall performance factor of 92. Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment to the PSU performance factor was required.

Management proxy circular	97

EXECUTIVE COMPENSATION

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of President and CEO on November 1, 2013.

Mr. Porter is accountable to the board of directors for developing, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize shareholder value and returns, and meeting the needs of the bank’s other key stakeholders including customers, employees and communities. His responsibilities include the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank. Mr. Porter retired effective January 31, 2023 and serves as a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023.

2022 Performance

Over the year, as detailed below, Mr. Porter demonstrated strong, principled, and consistent leadership as he navigated the bank through the exit from the COVID-19 pandemic and managed through a volatile geopolitical and macroeconomic environment, with a strong focus on delivering for our customers. He maintained an unwavering commitment to deliver for all stakeholders, including our customers, employees, communities and shareholders.

Highlights of our financial results are presented below:

	2022[1]	2021[1]	Change

Total revenue	$31,777 million	$31,252 million	1.7%

Net income after tax	$10,749 million	$10,169 million	5.7%

Return on equity	15.6%	15.0%	60 bps

Diluted earnings per share	$8.50	$7.87	8.0%

1.   Financial results are presented on an adjusted basis and are non-GAAP financial measures. Adjusted results remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Net income and diluted earnings per share have been adjusted for amortization of acquisition-related intangible assets, restructuring and other provisions, support costs for the Scene+ loyalty program and net loss on divestitures and wind-down of operations. Please refer to pages 18 (for total revenue, net income after tax and diluted EPS) and 22 (for ROE) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The 2022 annual report is available on SEDAR at www.sedar.com and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Performance objectives / strategic deliverables	Results

Drive shareholder value	Met financial metrics and delivered 15% all-bank ROE with enhanced earnings quality.

Promote a customer-first, winning mindset	Provided leadership to enable exceptional customer experience by personalizing offerings, building best-in-class advice capabilities, and making it easier to do business with the bank.

Advance investments in digital, analytics, and technology	Guided initiatives to execute on our global digital, technology and analytics strategies, making meaningful progress towards leading in customer experience and digital across key markets.

Enable high-performance culture and strengthen leadership team to support the bank’s long-term success	Enhanced the performance orientation across the bank. Strengthened the bank’s position on diversity, equity and inclusion, becoming a workplace of choice for the diverse communities that we serve.

Demonstrate responsibility towards our communities

Deepened the bank’s commitment to strengthening communities across our footprint with ongoing support and resources for ScotiaRISE – an investment of $500 million over ten years to promote economic resilience among disadvantaged groups.

Made strides towards our commitment to reach net-zero carbon emissions by 2050, including establishing targets and timelines for reducing greenhouse gas emissions associated with our lending portfolio.

Notable aspects of Mr. Porter’s performance during fiscal 2022 include:

•	delivering 8% earnings per share growth and 15.6% return on equity on an adjusted basis, both above medium-term objectives (4% and 14.8%, respectively, on a reported basis) with:
•	the Canadian Banking business delivering solid results and growing earnings by 15%
•	the market-sensitive businesses of Global Wealth Management and Global Banking and Markets remaining resilient in a challenging environment
•	the International Banking business delivering a strong rebound with adjusted earnings of $2,446 million[2] ($2,418 million on a reported basis), an increase of 32% (33% on a reported basis)
•

transforming the loyalty landscape in Canada with the launch of Scene+ and adding the Empire Company (Sobeys, Safeway, Foodland, IGA, FreshCo, etc.) as a co-owner of the program, and adding over 1 million new members since launch

•	opening of the bank’s new head office (Scotiabank North) in downtown Toronto, which will serve as our new global headquarters and the bank’s commitment to Toronto’s financial hub
•	recognized as one of the Top 25 World’s Best Workplaces by Great Place to Work and Top 50 Most Diverse and Inclusive Companies by Refinitiv

[2]

Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to page 19 (for adjusted earnings of the International Banking business) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

98	Scotiabank

•	maintaining strong employee engagement with an all-bank score of 87%, well above the financial services benchmark
•

launching a suite of new digital tools and platforms to make it easier to do business with us including Scotia Smart Investor, Scotia Smart Money by Advice+, Scotia TranXact and a new generation of mobile app for Scotia iTRADE

•	expanding The Scotiabank Women Initiative™ to the Caribbean and Pacific Alliance and passed the $4 billion capital deployed milestone, with an increased commitment of $10 billion by 2025
•

advocating for and facilitating positive change in the communities in which we live and work, including supporting more than 200 community partners through ScotiaRISE, Scotiabank’s 10-year, $500-million initiative to support economic resilience in disadvantaged groups, and releasing our inaugural ScotiaRISE Impact Report

•	releasing our inaugural Net-Zero Pathways Report, which outlines our concrete approach to being a net-zero bank, and the important role we will play in the global transition to net-zero
•

providing guidance to all levels of government on a range of matters, including financial relief for Canadians, productivity and economic resilience, industrial policy, housing affordability, and the energy transition

President and CEO compensation

The board sets the President and CEO’s target and compensation mix based on the following – the target and actual compensation of peer bank CEOs, the size and geographic breadth and complexity of the business, his performance and experience in the role, and the bank’s overall performance under his leadership. The President and CEO’s target compensation for 2022 was unchanged from 2021 at $11.75 million, comprised of $1.3 million in fixed compensation (base salary) and $10.45 million in variable compensation.

At year end, Mr. Porter’s performance is assessed on all-bank performance as measured against the three corporate performance metrics included in the BPF, and on his achievement of key strategic and organizational deliverables. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

In respect of individual performance for 2022, the board recognized Mr. Porter’s committed leadership and performance during a complex year and his effective delivery of key strategic deliverables. The board also reflected on Mr. Porter’s full tenure as President and CEO, throughout which Mr. Porter has successfully demonstrated vision and leadership of the bank’s strategic repositioning over the last number of years, including expanding the Global Wealth Management business while exiting over 20 businesses and markets.

The BPF of 95 was determined by the committee to reflect a fair and accurate assessment of the bank’s overall performance, as well as the performance of its business lines and functions.

Based on the considerations outlined above, the board awarded Mr. Porter total direct compensation of $11.44 million, determined via the application of the BPF of 95 and an individual performance factor of 100 in respect of his personal performance, resulting in total direct compensation which is 97% of his target for 2022.	Target total variable compensation (TVC) award	$10,450,000

	Business performance factor, weighted 60%	95

	Individual performance factor, weighted 40%	100

	Final TVC award	$10,140,000

	2022			2021

	Actual	Target	Actual	Target
Base salary	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Total variable compensation	$10,140,000	$10,450,000	$10,063,000	$10,450,000
Cash	$2,535,000	$2,613,000	$2,516,000	$2,613,000
Deferred[1]	$7,605,000	$7,837,000	$7,547,000	$7,837,000
Total direct compensation	$11,440,000	$11,750,000	$11,363,000	$11,750,000

1. Awarded 80% in performance share units and 20% in stock options.

President and CEO succession planning

The board is mandated to oversee the bank’s organizational structure and succession planning for senior management roles. With Mr. Porter’s decision to retire as President and CEO effective January 31, 2023, the board appointed Mr. Scott

Thomson as President and CEO of Scotiabank effective February 1, 2023. Mr. Thomson initially served as President, effective December 1, 2022, with responsibility for the bank’s business lines: Canadian Banking, Global Banking and Markets, Global Wealth Management, and International Banking. To support the transition, Mr. Porter serves as a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023.

Management proxy circular	99

EXECUTIVE COMPENSATION

In recognition of the support to the CEO transition that Mr. Porter will provide to Mr. Thomson after Mr. Porter retires and during his period as Strategic Advisor from February 1, 2023 to April 30, 2023, Mr. Porter will receive $1.5 million as a lump sum cash award at the end of April 2023, which will be reflected in the summary compensation table next year.

Share ownership (as at October 31, 2022)

Values are based on $65.85, the closing price of our common shares on the TSX on October 31, 2022.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$9,522,383	$1,416,697	$16,741,835	$27,680,915	21x	yes

President and CEO compensation awarded vs. realized and realizable pay

The table below compares the compensation awarded to Mr. Porter over the past five years and the value realized or realizable as at December 31, 2022.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the President and CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

President and CEO compensation awarded vs. realized and realizable pay from 2018 to 2022

The realized and realizable pay analysis shows that the bank’s compensation program has performed as intended, reinforcing accountability by clearly aligning compensation with individual and bank performance. The compensation realized and realizable at each year end over the past five years fluctuates with Scotiabank’s share performance, as the majority of the President and CEO’s direct compensation is deferred and at risk.

	Compensation awarded[1] ($ millions)	Compensation realized and realizable ($ millions) as at December 31						Value of $100
		2018	2019	2020	2021	2022	Period	Porter[2]	Shareholders[3]

2018	11.2	9.5	10.4	10.2	13.6	11.0	Oct 31, 2017 to Dec 31, 2022	98	102

2019	10.6		9.0	9.0	13.2	9.1	Oct 31, 2018 to Dec 31, 2022	86	116

2020	9.9			9.2	14.7	9.5	Oct 31, 2019 to Dec 31, 2022	96	103

2021	11.4				11.1	8.9	Oct 31, 2020 to Dec 31, 2022	79	132

2022	11.4					9.7	Oct 31, 2021 to Dec 31, 2022	85	86

							Average	89	108

1.	Including salary received during the year and variable compensation awarded at year end for performance during the year.
2.	The compensation realized or realizable by Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.
3.	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

100	Scotiabank

President and CEO realized and realizable compensation

The graph to the right shows the President and CEO’s realized and realizable compensation over the last five years and demonstrates the relationship between shareholder returns and President and CEO compensation. Realized compensation includes base salary, the annual cash incentive awarded, the value of stock options exercised and the payout of PSUs. Realizable compensation includes the change in value of outstanding PSUs and unexercised stock options.

•  When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Variable compensation makes up 89% of the President and CEO’s package and the realized value will fully reflect performance.

• Cumulative President and CEO realized and realizable pay decreased from 2021 to 2022 primarily due share price performance and demonstrates alignment with the Scotiabank and TSX Composite returns.

Management proxy circular	101

EXECUTIVE COMPENSATION

RAJAGOPAL VISWANATHAN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan Oakville, Ontario, Canada

Rajagopal (Raj) Viswanathan was appointed Group Head and Chief Financial Officer on December 1, 2019. In this role, Mr. Viswanathan leads the Finance Department, including investor relations, strategic transactions and review, global taxation, economics, global procurement and group treasury functions, as well as enterprise strategy.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2018, he was appointed Executive Vice President and Chief Financial Officer, establishing key processes for planning and analysis to support business decisions, and leading opportunities to enhance shareholder returns. Prior to this role, Mr. Viswanathan was Senior Vice President and Chief Accountant, responsible for overseeing the chief accountant’s group which includes responsibilities for capital management, accounting policies and procedures, and financial analysis and reporting. Mr. Viswanathan also led the bank’s multi-year finance transformation project.

2022 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways.

Performance objectives / strategic deliverables	Results

Increase frequency and breadth of external stakeholder coverage	Positive and frequent engagement with global investors, providing insightful views on economic and financial matters in challenging macro economic conditions.

Manage key metrics to support overall strong bank financial performance

Delivered EPS and ROE above medium-term objectives.

Actively managed capital and liquidity to maintain strong positions.

Deployed capital to achieve the bank’s strategic objectives of organic growth while returning capital to shareholders.

Maintained sharp focus on expense management.

Provide effective leadership to build a high-performance team	Strengthened leadership succession and talent strategy. Maintained strong employee engagement.

Cultivate a robust controls & governance environment

Continued progress to optimize regulatory reporting, through a multi-year, all-bank project.

Enhanced forecasting, control and reporting processes.

Continued execution on data strategy and technology roadmap.

2022 Compensation

	2022	2021
Base salary	$583,562	$550,000
Total variable compensation	$2,945,000	$2,810,000
Cash	$883,500	$843,000
Deferred[1]	$2,061,500	$1,967,000
Total direct compensation	$3,528,562	$3,360,000

1. Awarded 80% in performance share units and 20% in stock options.
Salary for 2022
Effective March 1, 2022, Mr. Viswanathan’s salary was increased to $600,000.
Total variable compensation
Mr. Viswanathan’s actual 2022 total direct compensation has been determined considering his leadership and individual performance, while considering the overall performance of the bank. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2022)

Values are based on $65.85, the closing price of our common shares on the TSX on October 31, 2022.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$1,527,388	$4,058,756	$5,586,144	9x	yes

102	Scotiabank

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio (“Nacho”) Deschamps Toronto, Ontario, Canada

As a Group Head with executive responsibility for International Banking, Mr. Deschamps has overall responsibility for the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking in January 2016. He was subsequently appointed Group Head, International Banking and Digital Transformation in March 2016.

2022 Performance

International Banking delivered adjusted net income attributable to equity holders[1] of $2,446 million, an increase of $591 million over 2021. The increase was due largely to higher net interest income and lower provisions for credit losses, a lower effective tax rate from inflation benefits, partly offset by the negative impact of foreign currency translation. As economic conditions evolved throughout the year, International Banking launched a series of initiatives to deliver earnings growth and selectively capture business opportunities in strategic products and segments. The adjusted financial results of International Banking are presented below:

	2022[1]	2021[1]	Change

Total revenue	$9,727 million	$9,618 million	1.1%

Net income attributable to equity holders	$2,446 million	$1,855 million	31.9%

Return on equity	13.0%	10.6%	240 bps

1.   Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 19 (for total revenue and net income attributable to equity holders of the International Banking business) and 22 (for ROE of the International Banking business) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established for 2022:

Performance objectives / strategic deliverables	Results

Progress against internal control objectives and regulatory commitments	Enhanced anti-money laundering, third party risk management and regulatory capabilities.

Deliver strategic priorities to drive financial performance

Delivered on key strategic International Banking priorities, including wealth management, insurance and the affluent segment.

Achieved strong net income after tax (NIAT), ROE and loan growth despite some metrics impacted by macroeconomic conditions, with all Pacific Alliance countries growing in line or better than the market in residential mortgages and commercial loans.

Continue improving customer experience through digital	Exceeded digital sales and revenue targets while maintaining strong customer pulse feedback, improving position in most markets.

Enhance leadership and employee engagement	Strengthened succession plans, progressed on gender diversity in leadership positions and maintained strong employee engagement.

2022 Compensation

	2022	2021
Base salary	$600,000	$600,000
Total variable compensation	$4,100,000	$3,870,000
Cash	$1,230,000	$1,161,000
Deferred[1],[2]	$2,870,000	$2,709,000
Total direct compensation	$4,700,000	$4,470,000

1. Awarded 80% in performance share units and 20% in stock options. 2. Mr. Deschamps also received an additional PSU award of $400,000; see summary compensation table on page 107.
Salary for 2022

Mr. Deschamps’ salary remained at $600,000 for fiscal 2022.

Total variable compensation

Mr. Deschamps’ total direct compensation for 2022 takes into account his target compensation and strong individual performance while considering both the overall performance of the bank and also the financial results of International Banking. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2022)

Values are based on $65.85, the closing price of our common shares on the TSX on October 31, 2022.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$559,725	$8,262,964	$8,822,689	15x	yes

Management proxy circular	103

EXECUTIVE COMPENSATION

JAKE P. LAWRENCE, CEO AND GROUP HEAD, GLOBAL BANKING AND MARKETS

Jake Lawrence Toronto, Ontario, Canada

Jake Lawrence was appointed CEO and Group Head, Global Banking and Markets on January 1, 2021. In this role, Mr. Lawrence is responsible for overall leadership of the Global Banking and Markets business line and strategy, focused on building alignment across product groups and priority markets to best serve our clients throughout our global footprint.

Mr. Lawrence joined Scotiabank in 2002 and has held progressively senior roles in the finance, group treasury and Global Banking and Markets teams. He was previously Co-Group Head, Global Banking and Markets since 2018 and prior to that was Executive Vice President and Head of Global Banking and Markets in the U.S. Prior to moving into Global Banking and Markets, Mr. Lawrence served as Senior Vice President and Deputy Treasurer, responsible for Scotiabank’s wholesale funding activities, including securitization and regulatory capital, as well as liquidity management. Mr. Lawrence also served as Senior Vice President, Investor Relations for the bank.

2022 Performance

Global Banking and Markets reported net income attributable to equity holders[1] of $1,911 million, a decrease of $164 million or 8%. The decline was due to higher non-interest expenses, lower non-interest income, and lower reversal of provision for credit losses, partially offset by higher net interest income and the impact of foreign currency translation.

The adjusted financial results of Global Banking and Markets are presented below:

	2022[1]	2021[1]	Change

Total revenue	$5,172 million	$5,023 million	3.0%

Net income attributable to equity holders	$1,911 million	$2,075 million	-7.9%

Return on equity	14.3%	16.5%	-220 bps

1.   Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 19 (for total revenue and net income attributable to equity holders of the Global Banking and Markets business) and 22 (for ROE of the Global Banking and Markets business) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Lawrence’s results relative to key performance objectives established for 2022:

Performance objectives / strategic deliverables	Results

Deliver solid financial results

Received external recognition for sustainable finance.

Continued to grow origination platform and developed unique, differentiated solutions as demonstrated by peer placement in Canada for mergers and acquisitions and loans.

Progressed on key strategic priorities despite some metrics impacted by macroeconomic conditions.

Strengthen the risk culture and internal controls	Enhanced regulatory and risk oversight, with improved audit effectiveness, execution of internal control programs and resiliency and recovery of technology.

Enable a high-performance and inclusive culture	Maintained focus on diversity, equity and inclusion strategy, and enabling a high-performance culture where employees feel safe to speak up.

Strengthen capital markets offerings and linkages across GBM products and geographies	Implemented priority initiatives to drive increase in digital capabilities and transform the payment experience.

Continue to build top-tier local and cross-border business	Continued to implement technology platforms, operating model changes, and build out the US.

2022 Compensation

	2022	2021
Base salary	$600,000	$600,000
Total variable compensation	$7,250,000	$6,150,000
Cash	$2,175,000	$1,845,000
Deferred[1,2]	$5,075,000	$4,305,000
Total direct compensation	$7,850,000	$6,750,000

1.   Awarded 80% in performance share units and 20% in stock options.

2.   Mr. Lawrence also received a one-time retention RSU award of $1.5 million; see additional details on page 68 and the summary compensation table on page 107.

Salary for 2022
Mr. Lawrence’s salary remained at $600,000 for fiscal 2022.
Total variable compensation
Mr. Lawrence’s 2022 total direct compensation target has been positioned in recognition of his execution of the role and positioning relative to peers. Mr. Lawrence’s actual 2022 total direct compensation has been determined considering strong individual performance, the overall performance of the bank and the financial results of Global Banking and Markets, and the pivotal value-add leadership role he plays for both GBM and the overall bank.

Share ownership (as at October 31, 2022)

Values are based on $65.85, the closing price of our common shares on the TSX on October 31, 2022.

Common shares	PSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement

$445,362	$6,684,514	$7,129,876	3.2x	yes

104	Scotiabank

DAN REES, GROUP HEAD, CANADIAN BANKING

Dan Rees Toronto, Ontario, Canada

Dan Rees was appointed Group Head, Canadian Banking in June 2019. In this role, Mr. Rees leads our Personal and Commercial Banking and Insurance businesses in Canada.

Mr. Rees first joined Scotiabank in 2000 and has held a number of increasingly senior roles in Canadian Banking, Wealth Management, Global Banking and Markets, Global Risk Management and International Banking. Prior to his current role he was Group Head, Operations until June 2019, responsible for developing a bank-wide approach to efficiency and continuous improvement and for ensuring that key functional areas partner effectively with the business lines to improve our customer experience.

2022 Performance

Canadian Banking adjusted net income attributable to equity holders[1] was $4,779 million, an increase of $608 million. The increase was due primarily to higher revenues driven by strong volume growth, and lower provisions for credit losses, partially offset by higher non-interest expenses. Canadian Banking continued to prioritize providing customer and employee support initiatives throughout 2022, while delivering accelerated revenue and earnings growth to solidify a top-3 position in Canada across key market share measures.

The adjusted financial results of Canadian Banking are presented below:

	2022[1]	2021[1]	Change

Total revenue	$12,030 million	$10,898 million	10.4%

Net income attributable to equity holders	$4,779 million	$4,171 million	14.6%

Return on equity	26.4%	25.3%	110 bps

1.   Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 19 (for total revenue and net income attributable to equity holders of the Canadian Banking business) and 22 (for ROE of the Canadian Banking business) of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Rees’ results relative to key performance objectives established for 2022:

Performance objectives / strategic deliverables	Results

Improve sustained business performance

Delivered strong performance on financial metrics, including 26.4% ROE.

Solidified a top-three position in lending within Canada with growth across market share measures.

Delivered record net customer growth, driven by stronger acquisition and reduced attrition.

Achieve superior customer experience

Elevated customer experience across all channels with positive impact to customer satisfaction and loyalty

Launched Scene+ as a key driver of customer acquisition and loyalty.

Increased digital adoption and digital sales.

Instill a winning culture and create a winning team

Strengthened leadership bench.

Actively promoted a culture of inclusion and gender diversity, achieving gender parity at the VP level.

Maintained employee engagement along with top talent and salesforce retention.

2022 Compensation

	2022	2021
Base salary	$600,000	$600,000
Total variable compensation	$4,900,000	$3,850,000
Cash	$1,470,000	$1,155,000
Deferred[1,2]	$3,430,000	$2,695,000
Total direct compensation	$5,500,000	$4,450,000

1.   Awarded 80% in performance share units and 20% in stock options.

2.   Mr. Rees also received a one-time retention RSU award of $1.5 million; see additional details on page 68 and the summary compensation table on page 107.

Salary for 2022
Mr. Rees’ salary remained unchanged at $600,000 for fiscal 2022.

Total variable compensation

Mr. Rees’ 2022 total direct compensation target has been positioned in recognition of his execution of the role and positioning relative to peers. Mr. Rees’ actual 2022 total direct compensation has been determined considering strong individual performance, the overall performance of the bank and the financial results of Canadian Banking (CB), and the pivotal value-add leadership role he plays for both CB and the overall bank.

Share ownership (as at October 31, 2022)

Values are based on $65.85, the closing price of our common shares on the TSX on October 31, 2022.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$1,493,962	$5,806,725	$7,300,687	12x	yes

Management proxy circular	105

EXECUTIVE COMPENSATION

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2022. The total compensation awarded to our named executives is generally aligned to the bank’s operating performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

•  $100 was invested in Scotiabank common shares on November 1, 2017 and dividends were reinvested over the five-year period

•  $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•  $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Cost of Management (Total NEO Pay vs TSR)

Our performance comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, the annual cash incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2017 = 100)	2017	2018	2019	2020	2021	2022

Scotiabank TSR	100	92	101	80	120	100

Peer Group Median TSR	100	108	112	105	160	147

S&P/TSX Composite TSR	100	97	109	107	148	141

Total compensation paid to our NEOs ($ millions)	35	33	35	29	32	39

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income after tax for each of the last five years, where:

•

total compensation includes salary, total variable compensation including the cash portion and the grant value of RSUs, PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2018 and 2019 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years)

•	adjusted net income after tax is as disclosed in the consolidated statement of income for each of the last five fiscal years.

The cost of management in 2022 was on par with the average of the prior four years.

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)

2022[1]	39.2	10,749	0.36%

2021[1]	32.3	10,169	0.32%

2020[1]	29.4	6,961	0.42%

2019[1]	34.7	9,406	0.37%

2018[1]	33.3	9,144	0.36%

1.

2022 net income was adjusted for the impact of acquisition and divestiture-related costs, restructuring and other provisions, as well as support costs for the Scene+ loyalty program (reported results: $10,174 million). Please refer to page 18 of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2021 net income was adjusted for the impact of restructuring and other provisions, as well as acquisition and divestiture-related costs of $214 million (reported results: $9,955 million). Please refer to page 19 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2020 net income was adjusted for the impact of acquisition and divestiture-related costs of $108 million (reported results: $6,853 million). Please refer to page 19 of the 2020 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2019 net income was adjusted for the impact of acquisition and divestiture-related costs of $611 million (reported results: $8,798 million). Please refer to page 16 of the 2019 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2018 net income was adjusted for the impact of acquisition-related costs of $420 million (reported results: $8,724 million). Please refer to page 19 of the 2018 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The bank’s annual reports are available on SEDAR at www.sedar.com and on Scotiabank’s https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

106	Scotiabank

2022 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each NEO earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2022 compensation review, rather than awards granted at the outset of fiscal 2022 from the 2021 compensation review. We do not offer long-term, non-equity incentive compensation to our NEOs.

Named executive	Year	Fiscal salary[3] ($)	Share awards[4] ($)	Option awards[5] ($)	Annual incentive plan[6] ($)	Pension value[7] ($)	All other compensation[8] ($)	Total compensation ($)

Brian J. Porter	2022	1,300,000	6,084,000	1,521,000	2,535,000	2,154,000	3,600	13,597,600

President and Chief Executive Officer	2021	1,300,000	6,038,000	1,509,000	2,516,000	812,000	4,152	12,179,152
	2020	1,300,000	5,142,000	1,285,000	2,142,000	2,349,000	3,588	12,221,588

Rajagopal Viswanathan	2022	583,562	1,649,200	412,300	883,500	151,000	3,600	3,683,162

Group Head, Chief Financial Officer[1]	2021	550,000	1,573,600	393,400	843,000	164,000	4,152	3,528,152
	2020	550,000	1,428,000	357,000	765,000	793,000	3,588	3,896,588

Ignacio (“Nacho”) Deschamps	2022	600,000	2,696,000	574,000	1,230,000	184,157	0	5,284,157

Group Head, International Banking & Digital Transformation	2021	600,000	2,567,200	541,800	1,161,000	187,542	0	5,057,542
	2020	600,000	2,576,720	544,180	1,166,100	179,510	0	5,066,510

Jake Lawrence	2022	600,000	5,560,000	1,015,000	2,175,000	134,000	33,233	9,517,233

CEO and Group Head, Global Banking and Markets[2]	2021	600,000	3,444,000	861,000	1,845,000	158,000	45,306	6,953,306
	2020	500,000	1,960,000	490,000	1,050,000	149,000	45,945	4,194,945

Dan L. Rees	2022	600,000	4,244,000	686,000	1,470,000	126,000	3,600	7,129,600

Group Head, Canadian Banking	2021	600,000	2,156,000	539,000	1,155,000	142,000	4,152	4,596,152
	2020	600,000	1,876,000	469,000	1,005,000	135,000	3,588	4,088,588

1.	Mr. Viswanathan was appointed Group Head and Chief Financial Officer effective December 1, 2019. Prior to this role he was Executive Vice President (EVP) and Chief Financial Officer.

2.	Mr. Lawrence was appointed CEO and Group Head, Global Banking and Markets effective January 1, 2021. Prior to this role, he was Co-Group Head, Global Banking and Markets.

3.	Mr. Viswanathan’s 2022 base salary was increased to $600,000 effective March 1, 2022.

4.

For compensation purposes, we value PSU awards using the 20-trading day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

The accounting fair value of each 2022 PSU award is approximately 1.9% more than the compensation value shown in the summary compensation table, 2.5% more for 2021 and 6.4% more for 2020.

	Grant date	Grant date fair value	Accounting fair value

2022	December 1	$68.85	$70.16

2021	December 2	$82.59	$84.65

2020	December 3	$62.40	$66.40

Mr. Deschamps’ fiscal 2022 share awards include a PSU award of $2,296,000 based on his 2022 performance and an additional PSU award of $400,000 granted in January 2022 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2021 PSU award and will vest in November 2024.

Mr. Deschamps’ fiscal 2021 share awards include a PSU award of $2,167,200 based on his 2021 performance and an additional PSU award of $400,000 granted in January 2021 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2020 PSU award and will vest in November 2023.

Mr. Deschamps’ fiscal 2020 share awards include a PSU award of $2,176,720 based on his 2020 performance and an additional PSU award of $400,000 granted in January 2020 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2019 PSU award and will vest in November 2022.

Mr. Lawrence’s fiscal 2022 share awards include a PSU award of $4,060,000 based on his 2022 performance and an additional one-time RSU award of $1,500,000. The one-time RSU award vests in November 2024.

Mr. Rees’ fiscal 2022 share awards include a PSU award of $2,744,000 based on his 2022 performance and an additional one-time RSU award of $1,500,000. The one-time RSU award vests in November 2024.

5.	We use the Black-Scholes model to value stock option awards.

The fair value of option awards granted in 2022 is based on a five-year average compensation fair value.

Compensation fair value is different than the accounting fair value disclosed in our financial statements and the following assumptions were used:

	Term	Share price volatility	Dividend yield	Risk- free rate

2022	10 years	18.6%	4.40%	3.19%

2021	10 years	18.4%	4.31%	1.69%

2020	10 years	18.9%	4.19%	0.65%

The assumptions used to calculate the accounting fair value of the 2022 option awards for NEOs are different in two ways:

•	we used an expected life of 7.34 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield

The accounting fair value of each 2022 stock option award is approximately 2% more than the compensation value shown in the summary compensation table, 15% less for 2021 and 42% less for 2020.

As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value, which results in less dilution. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

6.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

7.	Pension value is the compensatory change described beginning on page 114.

Management proxy circular	107

EXECUTIVE COMPENSATION

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions. The increase in corporate bond yields, the discount rate used to measure the compensatory change, was 180 bps higher in fiscal 2022 than the prior year, leading to lower compensatory change amounts this year.

As of October 31, 2022, Mr. Porter is past his normal retirement age (63) under the Scotiabank pension arrangements. The determination of which costs are allocated to compensatory versus non-compensatory changes can be impacted by management’s retirement assumption and can lead to situations where the cost of additional pension accruals is recognized through non-compensatory change. For Mr. Porter, we have included the cost of his additional pension accrual as a compensatory change, consistent with how such costs, for other pension arrangements, are recognized by the Bank from an accounting perspective. In both 2021 and 2022, Mr. Porter accrued the same amount ($125,000) of annual pension but, due to management’s retirement assumption, the cost was only partially recognized in compensatory value in 2021 but was fully recognized in compensatory value in 2022. For fiscal 2022, the non-compensatory change includes a decrease in Mr. Porter‘s accrued benefit obligation due to the deferral of his pension commencement date until February 1, 2023 and the compensatory change includes the cost of one additional full year of pension accrual. This approach is conservative as it leads to the largest compensatory cost compared to other approaches. For fiscal 2021 a partial year of service cost is included as compensatory change in respect of the period from November 1, 2020 through March 1, 2021, when Mr. Porter attained his normal retirement age (63). The service cost for the remainder of 2021 is included as non-compensatory change as it is related to a change in the accrued benefit obligation due to Mr. Porter continuing employment beyond the assumed retirement date and not related to salary and bonus decisions and/or promotions.

8.	All other compensation includes perquisites and other taxable benefits. In 2022 these amounts total less than $50,000 and 10% of the salary of each named executive and are therefore not disclosed.

The amounts shown for Mr. Porter, Mr. Viswanathan and Mr. Rees in all years are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 60% to the purchase up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

In 2022, Mr. Lawrence’s all other compensation includes $4,302 for Scotiabank’s contribution to ESOP and $28,931 for expenses related to his travel to the United States. In 2021, Mr. Lawrence’s all other compensation includes $3,450 for Scotiabank’s contribution to ESOP and $41,856 for expenses related to his travel to the United States, and Mr. Lawrence’s all other compensation for 2020 includes $3,588 for Scotiabank’s contribution to ESOP and $42,357 for travel expenses. Amounts related to travel were paid in USD and converted to Canadian dollars using the fiscal year average exchange rate of: USD $1.00 = CAD $1.2872 for 2022, USD 1.00 = CAD 1.2572 for 2021, and USD 1.00 = CAD 1.3445 for 2020.

108	Scotiabank

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2022:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2022 ($65.85) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2022 equals the closing price of our common shares on October 31, 2022 ($65.85) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target for PSUs granted. The 2019 PSUs vested on November 30, 2022 and details on the valuation and performance factors for these awards are set out on pages 96 to 97.

Outstanding share and option awards as at October 31, 2022

	Option-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed[1]

Brian Porter[1]	01/12/16	139,876	74.14	01/12/26	–	18/12/09	DSU			21,514	1,416,697
	07/12/17	119,756	81.81	07/12/27	–
	06/12/18	153,724	72.28	06/12/28	–
	05/12/19	150,314	74.34	05/12/29	–	02/12/19	PSU	86,274	5,681,143
	10/12/20	167,836	68.36	10/12/30	–	03/12/20	PSU	90,959	5,989,650
	09/12/21	171,430	85.46	09/12/31	–	02/12/21	PSU	77,009	5,071,043

Total		902,936			–			254,242	16,741,836	21,514	1,416,697

Rajagopal Viswanathan[2]	10/12/12	3,288	55.63	10/12/22	33,603
	09/12/13	7,144	63.98	09/12/23	13,359
	08/12/14	5,488	68.32	08/12/24	–
	03/12/15	6,252	60.67	03/12/25	32,385
	01/12/16	5,496	74.14	01/12/26	–
	07/12/17	4,956	81.81	07/12/27	–
	06/12/18	10,248	72.28	06/12/28	–
	05/12/19	28,410	74.34	05/12/29	–	02/12/19	PSU	16,306	1,073,750
	10/12/20	46,628	68.36	10/12/30	–	03/12/20	PSU	25,261	1,663,437
	09/12/21	44,692	85.46	09/12/31	–	02/12/21	PSU	20,070	1,321,610

Total		162,602			79,347			61,637	4,058,796	–	–

Ignacio (“Nacho”) Deschamps						02/12/19	PSU	41,679	2,744,562
						02/01/20	PSU	6,332	416,962
	06/12/18	65,588	72.28	06/12/28	–	03/12/20	PSU	38,505	2,535,554
	05/12/19	72,618	74.34	05/12/29	–	04/01/21	PSU	6,491	427,432
	10/12/20	71,076	68.36	10/12/30	–	02/12/21	PSU	27,641	1,820,160
	09/12/21	61,552	85.46	09/12/31	–	04/01/22	PSU	4,833	318,253

Total		270,834			–			125,481	8,262,924	–	–

Jake Lawrence	09/12/13	2,592	63.98	09/12/23	4,847
	03/12/15	5,684	60.67	03/12/25	29,443
	01/12/16	6,792	74.14	01/12/26	–
	07/12/17	8,268	81.81	07/12/27	–
	06/12/18	20,188	72.28	06/12/28	–
	05/12/19	39,926	74.34	05/12/29	–	02/12/19	PSU	22,915	1,508,953
	10/12/20	64,000	68.36	10/12/30	–	03/12/20	PSU	34,671	2,283,085
	09/12/21	97,814	85.46	09/12/31	–	02/12/21	PSU	43,925	2,892,461

Total		245,264			34,290			101,511	6,684,499	–	–

Dan Rees [2]	10/12/12	9,244	55.63	10/12/22	94,474
	09/12/13	8,576	63.98	09/12/23	16,037
	08/12/14	8,348	68.32	08/12/24	–
	03/12/15	9,094	60.67	03/12/25	47,107
	01/12/16	12,158	74.14	01/12/26	–
	07/12/17	12,802	81.81	07/12/27	–
	06/12/18	24,186	72.28	06/12/28	–
	05/12/19	47,910	74.34	05/12/29	–	02/12/19	PSU	27,498	1,810,743
	10/12/20	61,256	68.36	10/12/30	–	03/12/20	PSU	33,186	2,185,298
	09/12/21	61,234	85.46	09/12/31	–	02/12/21	PSU	27,498	1,810,743

Total		254,808			157,618			88,182	5,806,785	–	–

1.	Mr. Porter chose to receive a percentage of his annual cash award as DSUs. All of these DSUs are fully vested.
2.	The table above includes outstanding awards as of October 31, 2022. Messrs. Viswanathan and Rees subsequently exercised their 2012 stock option grants prior to expiry.

Management proxy circular	109

EXECUTIVE COMPENSATION

Voluntary deferral of annual cash awards – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual cash awards by electing to receive DSUs, which is an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•  Executives who want to receive their annual cash incentive award in DSUs must make this decision before the fiscal year begins

•  When the annual cash incentive award is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year

•  DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares

•  Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2023 annual cash incentive award as DSUs will have their award converted to DSUs in December 2023 using $65.99, our closing share price on the TSX on November 1, 2022.

How our shares
performed in 2022

Our share price when executives chose to receive their 2022 award in DSUs was $81.96 (on November 1, 2021, the first trading day of fiscal 2022).

Our share price was $65.29 on December 20, 2022, when we converted the award to DSUs – a 20% decrease in value.

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2022 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2022
•	the annual cash incentive compensation awards earned for 2022.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Annual incentive compensation – Value vested during the year

Brian Porter	$ 1,177,792	$ 7,267,465	$ 2,535,000

Rajagopal Viswanathan	$ 72,992	$ 484,498	$ 883,500

Ignacio (“Nacho”) Deschamps	$ 409,269	$ 3,586,861	$ 1,230,000

Jake Lawrence	$ 141,062	$ 954,460	$ 2,175,000

Dan Rees	$ 174,284	$ 1,143,415	$ 1,470,000

Option-based awards include the total value of stock options that vested during fiscal 2022 including 50% of the options granted on December 7, 2017 and December 6, 2018. The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 7, 2017	$ 81.81	December 7, 2021	$ 85.46

December 6, 2018	$ 72.28	December 6, 2021	$ 84.76

Share-based awards include the value of PSUs that vested during fiscal 2022 and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2021	89%[1]	$82.59
1.	See pages 98 and 99 of our 2022 circular for information on how we calculated the performance factor.

Options exercised during fiscal 2022

Name	Grant date	Number of options	Exercise price	Realized value

Brian Porter	December 8, 2014	150,944	$ 68.32	$ 2,556,069

Jake Lawrence	December 10, 2012	2,980	$ 55.63	$ 98,459

Dan Rees	December 5, 2011	8,512	$ 49.93	$ 308,299

110	Scotiabank

Securities authorized for issuance under equity compensation plans as at October 31, 2022

Shareholders must approve our stock option plan.

Other important points to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired DundeeWealth Inc. (renamed HollisWealth Inc. and subsequently renamed 1985275 Ontario Inc.) on February 1, 2011, DundeeWealth stock options were converted to 1,293,308 options on our common shares based on the February 1, 2011 share price. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under these equity compensation plans.

As at October 31, 2022	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance

Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares

Stock Option Plan	9,906,510		0.83%	$73.24		14,365,496		1.20%	24,272,006	2.02%

DundeeWealth Stock Option Plan[1]	0		0.00%	$ 0.00		180,606		0.02%	180,606	0.02%

Total Stock Option Plan	9,906,510	[2]	0.83%	$73.24	[3]	14,546,102	[4]	1.21%	24,452,612	2.04%

1.

Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc. Effective November 1, 2017, HollisWealth Inc. was renamed 1985275 Ontario Inc. We will not be issuing new stock options under this stock option plan. This plan was not approved by bank shareholders.

2.	11,893,604 as at February 1, 2023
3.	$72.72 as at February 1, 2023
4.	12,182,036 as at February 1, 2023

See Note 26 to our 2022 consolidated financial statements for more information.

About burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011 and April 2022, shareholders approved an increase of 15 million and 12 million common shares available for issuance under the stock option plan, respectively.

The table below shows the key details about our stock option plan but does not include information on DundeeWealth stock options.

	2022	2021	2020

Burn rate

Total number of options granted in a fiscal year, divided by weighted average number of common shares outstanding	0.14%	0.15%	0.13%

Dilution

Total number of options outstanding divided by weighted average number of common shares outstanding	0.8%	0.9%	1.0%

Overhang

Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	0.8%	1.2%	1.5%

About the stock option plan

We do not have significant share dilution; as of October 31, 2022, we have issued 2 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone stock appreciation rights (SARs) in select countries outside of Canada, where local laws may restrict the issuance of shares.

Amendments to the plan in 2021 and 2022

On November 30, 2021, the board approved amendments to the stock option plan to:

•

reflect recent employment law developments regarding the requirement of equity-based incentive plans to clearly outline the definition of active employment as it relates to eligibility for grants of options and SARs, as well as the expiry timeline applicable to the exercise of options or SARs

•	clearly reflect that only stand-alone SARs may be granted to eligible participants and to remove all remaining references to tandem SARs in the plan.

On November 30, 2021, the board also approved (i) an amendment to increase the number of shares issuable under the stock option plan and (ii) amendments to the amending provisions, both subject to acceptance by the TSX and the NYSE and

Management proxy circular	111

EXECUTIVE COMPENSATION

shareholder approval, which was received on April 5, 2022. For the full text of the stock option plan, including the amendments approved by our shareholders, please visit https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html under fiscal year 2021.

On November 29, 2022, the board approved further housekeeping amendments to the stock option plan to provide clarity on entitlements to vesting and exercising of stock option and SAR grants on a termination without cause and the related retirement eligibility.

Eligible participants

Individuals in senior vice president level roles or job classifications more senior than that of a senior vice president of the bank, its subsidiaries and affiliates, are eligible to be granted options and/or SARs under the stock option plan.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any one-year period and issuable to insiders at any time – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options or SARs in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

On November 30, 2021, the board approved an amendment to increase the number of shares issuable under the stock option plan, subject acceptance by the TSX and the NYSE and shareholder approval, which was received on April 5, 2022.

Pricing

The purchase price for shares under each option granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the option was granted.

The base price of each SAR granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the SAR was granted. Each SAR granted under the stock option plan can be settled, following any applicable vesting period and prior to the specified expiry date, by our payment in cash of an amount equal to the excess of the market value of one share, at the settlement date, over the base price, subject to applicable tax and any other applicable withholdings, as required.

Terms

Each grant of options or SARs is subject to the terms and conditions of the stock option plan and may be subject to additional terms and conditions as we determine from time to time, including, without limiting the generality of the foregoing, terms and conditions such as a vesting period or periods of time during which all or part of the option or SAR is not exercisable or settleable, as applicable, events resulting in early expiry of the option or SAR, as applicable, and/or securities resale restrictions. The expiry date with respect to each option and SAR is limited to not being later than the tenth anniversary of the date of the grant.

Termination or Change of Control

In the event of the death of a stock option plan participant, each option and SAR immediately becomes fully vested and exercisable or settleable, as applicable, as of the participant’s Termination Date (as defined below) and is only exercisable or settleable, as applicable, by the participant’s legal representative or designated beneficiary, as the case may be, during a specified period following the Termination Date, which period cannot exceed one year from the Termination Date.

In the event of the retirement of a participant, each option and SAR as of the participant’s Vesting End Date (as defined below) continues to vest and become exercisable or settleable, as applicable, in accordance with its terms and will only continue to vest and be exercisable or settleable, as applicable, during a specified period thereafter.

In the event that the employment of a participant is terminated without cause, unless we determine otherwise, any unvested portion of each option and SAR immediately expires, terminates and is forfeited on the Vesting End Date and any vested portion of the option or SAR only remains exercisable or settleable, as applicable, during a specified period after the Vesting End Date, which period cannot exceed three months from the Vesting End Date.

In each of the foregoing cases, at the end of the applicable period the option or SAR, as applicable, expires and terminates and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the employment of a participant is terminated for cause, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided that, for greater certainty, in no event will the participant receive less than what is required by applicable minimum employment standards legislation.

112	Scotiabank

In the event that the employment of a participant is terminated as a result of the participant’s resignation, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the participant commences an approved leave of absence (as determined in accordance with our policies), options and SARs which are at that date fully vested and exercisable or settleable, as applicable, continue to be vested and exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave. Any options or SARs or portion thereof that are unvested or unexercisable or unable to be settled at the commencement of such leave continue to vest and become exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave.

If a change of control occurs and, within the period of two years immediately following such change of control, the employment of a participant is terminated for any reason other than dismissal for cause, all options or SARs held by such participant not vested or exercisable or settleable, as applicable, at the Termination Date, immediately and without notice to such participant, become fully vested and exercisable or settleable, as applicable.

For purposes of the stock option plan, “Termination Date” means, in respect of any participant: (a) the participant’s date of death; (b) in the case of the participant’s retirement from or termination of employment without cause, the later of: (i) the last day worked by the participant; and, (ii) the last day of the applicable statutory notice required under applicable minimum employment standards legislation, which shall not be extended by any period of common-law, reasonable, or contractual notice; (c) in the case of termination of the participant’s employment for cause, the date on which the participant is given written notice of termination; and (d) in the case of resignation, the last day worked by the participant. “Vesting End Date” means the later of (i) the participant’s Termination Date and (ii) the last day of the participant’s salary continuation period, if applicable.

Transferability and Assignability

Each option and SAR is non-assignable and non-transferable and, except in the case of the participant’s death or appointment of a legal representative for a participant who becomes incapable, is exercisable only by the participant. Each option and SAR and any rights thereunder are not transferable otherwise than by will and the laws of succession and shall not be subject to attachment, execution or other similar process; provided, however, that to the extent permitted by applicable law, with respect to any option or SAR, we may establish procedures pursuant to which the participant may designate a beneficiary.

Making changes

Shareholders must approve the following changes to the plan by a majority of votes cast by shareholders present or represented by proxy at a meeting:

•	an increase in the maximum number of shares that may be issued
•	a change from a fixed maximum number of shares that may be issued to a fixed maximum percentage of issued and outstanding shares
•	a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower exercise price to the same person
•	an extension of an option expiry date
•	an expansion of the class of eligible recipients of options to include non-employee members of our board
•	an expansion of the transferability or assignability of options, other than to permitted assigns or for estate planning and estate settlement purposes
•	any amendments to the amendment provisions.

Other than the foregoing, the board can make changes to the plan without shareholder approval including, but not limited to:

•	changes of an administrative or housekeeping nature
•	terms, conditions mechanics, processes and procedures of granting stock options
•	changes to vesting, exercise or early expiry of options
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

On November 30, 2021, the board approved amendments to the amending provisions, subject to acceptance by the TSX and shareholder approval, which was received on April 5, 2022.

Management proxy circular	113

EXECUTIVE COMPENSATION

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	Defined benefit, defined contribution

Participation	NEOs residing in Canada and our broader employee base in select countries

Terms

Scotiabank offers three different arrangements, each with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016:

Core Benefit:

•   members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

•   members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired on or after January 1, 2016 but before May 1, 2018:

Core Benefit:

•  members earn 1% of their highest five-year average base salary for each year of service

Contributory Benefit:

•   members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of the member contributions

Employees hired on or after May 1, 2018:

•  join a defined contribution pension plan with a core benefit and a contributory benefit

•  none of the named executive officers participate in this plan

Annual pension benefits and contributions are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

•   the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

•   the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

Supplemental pension arrangements (Canada)

Supplemental pension arrangements for the named executives (excluding Mr. Porter) are covered by the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan, which are non-registered supplemental pension plans.

Scotiabank Executive Pension Plan

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the Scotiabank Executive Pension Plan, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the Scotiabank Pension Plan.

Scotiabank Hybrid Executive Pension Plan

The pension accrual under the Scotiabank Hybrid Executive Pension Plan is equal to 2% of the participant’s highest five-year average pensionable salary in excess of that used to determine the pension under the Scotiabank Pension Plan, except that incentive compensation is considered and participating executives are required to contribute the maximum allowable amount under the Scotiabank Pension Plan to participate. The total amount of eligible service recognized in the pension calculation is based on the date the member becomes an executive.

Note that for the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan the total amount of eligible compensation recognized in the pension calculation is capped at various rates depending on the plan and the executive’s position.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements (i.e., attaining the earlier of age 55 with 10 years of service or 5 years from normal retirement date), are terminated with cause, or engage in competitive business after retirement. The pension is reduced if the executive retires before normal retirement age.

Mr. Porter’s supplemental pension benefit is vested, while the remaining participants are not vested, based on eligibility requirements. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

114	Scotiabank

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became President and CEO, as follows:

•   his previous retirement arrangement was frozen as of October 31, 2013;

•   pension accrues at a flat rate of $125,000 for each year he is President and CEO; and

•   his total annual pension from all bank sources is capped at $1.5 million.

Rajagopal Viswanathan Ignacio (“Nacho”) Deschamps Jake Lawrence Dan Rees

Mr. Viswanathan, Mr. Lawrence and Mr. Rees participate in the Scotiabank Executive Pension Plan and Mr. Deschamps participates in the Scotiabank Hybrid Executive Pension Plan; all have a cap on both pension benefits and eligible compensation. Pension benefits are capped as follows (for Mr. Deschamps, the cap is indexed each year with inflation):

	Executive	Cap	Executive	Cap

	Rajagopal Viswanathan	$560,000 per year	Jake Lawrence	$560,000 per year

	Ignacio (“Nacho”) Deschamps	$709,800 per year	Dan Rees	$560,000 per year

Defined benefit plan obligations

The table below shows the defined benefit pension plan obligations for each applicable named executive as at October 31, 2022.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)			Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65	[1]

Brian Porter	28.8	1,406,000	not applicable		21,722,000	2,154,000	-4,184,000	19,692,000

Rajagopal Viswanathan	18.8	209,000	318,000		2,715,000	151,000	-784,000	2,082,000

Ignacio (“Nacho”) Deschamps	4.4	55,000	139,000		600,000	177,000	-154,000	623,000

Jake Lawrence	18.8	241,000	549,000		2,082,000	134,000	-895,000	1,321,000

Dan Rees	20.6	239,000	394,000		2,460,000	126,000	-870,000	1,716,000

1.	Mr. Porter’s last day as CEO was January 31, 2023. Upon his retirement, he was not yet 65 years old.

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2022; and
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions. For fiscal 2022, the decrease in accrued obligation due to non-compensatory changes is primarily attributable to an increase in the discount rate assumption (from 3.5% at October 31, 2021 to 5.4% at October 31, 2022).

As of October 31, 2022, Mr. Porter is past his normal retirement age (63) under the Scotiabank pension arrangements. The determination of which costs are allocated to compensatory vs non-compensatory changes can be impacted by management’s retirement assumption and can lead to situations where the cost of additional pension accruals is recognized through non-compensatory change. For Mr. Porter, we have included the cost of his additional pension accrual as a compensatory change, consistent with how such costs, for other pension arrangements, are recognized by the bank from an accounting perspective. In both 2021 and 2022, Mr. Porter accrued the same amount ($125,000) of annual pension but, due to management’s retirement assumption, the cost was only partially recognized in compensatory value in 2021 but was fully recognized in compensatory value in 2022. For fiscal 2022, the non-compensatory change includes a decrease in Mr. Porter‘s accrued benefit obligation due to the deferral of his pension commencement date until February 1, 2023 and the compensatory change includes the cost of one additional full year of pension accrual. This approach is conservative as it leads to the largest compensatory cost compared to other approaches.

Management proxy circular	115

EXECUTIVE COMPENSATION

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2021 and 2022 consolidated financial statements.

Defined contribution balances

Name	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)

Ignacio (“Nacho”) Deschamps	53,216	7,157	59,113

Accumulated value is the value of the named executive officer’s defined contribution account balance.

Compensatory change includes the employer contributions and above-market or preferential earnings credited on employer and employee contributions (where applicable). Above-market or preferential earnings applies to non-registered plans and means a rate greater than the rate ordinarily paid by the company or its subsidiary on securities or other obligations having the same or similar features issued to third parties. We do not have arrangements that provide our named executives with above-market or preferential earnings.

Pension plan governance

The human capital and compensation committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human capital and compensation committee twice annually. The pension administration and investment committee members include the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties, including approval of plan amendments.

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our NEOs, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

116	Scotiabank

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the NEOs under various termination scenarios:

•

retirement – a NEO may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•	salary and annual cash incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits their supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause[1]	Termination with cause	Termination (within two years) following a change of control

Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends

Annual cash incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited

PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[2]

Stock options	All vested and unvested options expire immediately and are forfeited on the resignation date	Continue to vest according to normal schedule and remain exercisable until the original expiry date	Unvested options expire immediately, and any exercise of vested options must be undertaken within three months of the vesting end date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan

DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends

Pension	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.

In early fiscal 2023, the bank entered into a retention agreement with Mr. Rees which, among other matters, confirmed that in the event of his termination by the bank without cause and subject to mitigation, he would be entitled to receive 24 months’ base salary, cash incentive, pensionable service and continuation of benefits. Based on his seniority and years of service at the bank, this reflects what the bank would expect to provide under the common law. All other terms of the agreement reflect the bank’s standard treatment under the various compensation plan rules.

2.

The performance factor will be calculated based on a shortened performance period. In the event a performance factor cannot be calculated, a performance factor of 1 will be used to calculate the number of PSUs that vest.

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2022 but does not include amounts to which a named executive may be entitled under statutory, common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2022) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $65.85, the closing price of our common shares on October 31, 2022.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1 and may not reflect the actual payouts.

Management proxy circular	117

EXECUTIVE COMPENSATION

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2022

Amounts in the table below for Mr. Porter are as of October 31, 2022 when he was the President and CEO; however, he retired as CEO effective January 31, 2023. For serving as a Strategic Advisor to Mr. Thomson from February 1 to April 30, 2023, Mr. Porter will receive $1.5 million as a lump sum cash award at the end of April 2023.

Estimated incremental value on termination as of October 31, 2022
	Brian Porter	Rajagopal Viswanathan	Ignacio (“Nacho”) Deschamps	Jake Lawrence	Dan Rees

Resignation	–	–	–	–	–

Retirement	–	–	–	–	–

Termination without cause	–	–	–	–	–[1]

Termination with cause	–	–	–	–	–

Termination (within two years) following a change of control

Salary & annual incentives	–	–	–	–	–

Equity-based incentives	16,741,835	4,058,756	8,262,964	6,684,514	5,806,725

Pension	–	–	–	–	–

Perquisites		–	–	–	–

Total	16,741,835	4,058,756	8,262,964	6,684,514	5,806,725

1.

In early fiscal 2023, the bank entered into a retention agreement with Mr. Rees which, among other matters, confirmed that in the event of his termination by the bank without cause and subject to mitigation, he would be entitled to receive 24 months’ base salary, cash incentive, pensionable service and continuation of benefits. Based on his seniority and years of service at the bank, this reflects what the bank would expect to provide under the common law. All other terms of the agreement reflect the bank’s standard treatment under the various compensation plan rules.

118	Scotiabank

4	Other Information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to our material risk impact (MRI) employees who can significantly impact our corporate risk, or manage material businesses, countries or regions, in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. For the purposes of the tables below, material risk impact employees are all senior vice presidents and above, managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of MRI employees to make sure it is complete.

Fixed and variable compensation awarded

	2022		2021
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI

Number of executives	5	262	5	259

Fixed pay	3.7	92.1	3.7	87.6

Variable compensation

Non-deferred cash	8.3	99.2	7.5	94.0

Non-deferred share units[1]	–	1.2	–	1.1

Deferred cash	–	1.1	–	1.3

Deferred share units[2,3]	20.2	100.3	15.8	92.9

Stock options[2]	4.2	12.9	3.8	11.9

1.	Includes RSUs awarded to select MRI employees to satisfy local regulatory requirements and reflects their grant value.
2.	Reflects grant value of share units and stock options.
3.	Share units include PSUs and RSUs.

Deferred compensation outstanding and paid

	2022		2021
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Vested

Cash	–	–	–	–

Share units[4,5]	–	1.2	–	0.1

Stock options[4]	0.3	2.1	4.7	25.3

Unvested

Cash	–	3.3	–	2.2

Share units[4,6]	41.6	234.8	48.0	297.1

Stock options[4]	–	–	10.0	32.9

Total deferred outstanding	41.9	241.4	62.7	357.6

Paid

Cash	–	0.3	–	0.2

Share units[7]	13.4	77.2	6.9	45.0

Stock options	3.0	8.7	5.1	8.3

Total deferred paid	16.4	86.2	12.0	53.5

4.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2022.
5.	Reflects RSUs awarded to select MRI employees to satisfy local regulatory requirements.
6.	Unvested performance share units are valued using a performance factor of 1.0.
7.	Paid share units include PSUs and RSUs.

All of the vested and unvested awards listed in the deferred compensation outstanding and paid table above are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 90).

Adjustments to variable compensation

The bank’s compensation program includes the ability for the board to reduce variable compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. The board exercised its discretion in specific individual circumstances and reduced variable compensation by $0.2 million for MRI employees who are not NEOs. As a result of the performance factor for PSUs that vested in 2022, the value of vested PSUs paid to NEOs was reduced by $1.7 million and by $8.3 million for other MRI employees who are not NEOs.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to an MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year		Guaranteed incentive awards		Sign-on awards		Severance payments
			Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount

Named executive officers	2022		–	–	–	–	–	–
	2021		–	–	–	–	–	–

Other material risk impact employees	2022		1	$2.7	3	$1.9	13	$8.4
	2021	[1]	2	$4.1	12	$6.7	20	$17.0

1

Figures for other material risk impact employees have been updated for 2021 to include one new hire who was subsequently identified as an MRI employee for 2021. In addition, one MRI employee’s severance payments are split between 2021 and 2022 reporting periods due to timing of departure.

Management proxy circular	119

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period.

Net income attributable to common shareholders

Net income attributable to common shareholders is defined as net income, less amounts attributable to non-controlling interests in subsidiaries, preferred shareholders and other equity instrument holders.

Operating leverage

This financial metric measures the rate of growth in total revenue, less the rate of growth in non-interest operating expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this circular. Please refer to pages 17-23 of the 2022 annual report for details on non-GAAP measures including reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 4, 2023 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity

Share purchases	–	–

Other	$390,002,118	–

120	Scotiabank

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2022	Amount outstanding as at January 4, 2023	Financially-assisted securities purchases during the financial year ended October 31, 2022

Securities purchase program	–	–	–	–

Other programs

Group Head/Executive Vice President

John Doig	Lender	$1,938,050	$1,670,050	–

Jake Lawrence	Lender	$3,725,080	$3,149,959	–

Barbara Mason	Lender	$619,614	$397,784	–

Dan Rees	Lender	$2,750,590	$1,373,484	–

Kevin Teslyk	Lender	$6,171,867	$5,916,931	–

1.

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

2.	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with their associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year
•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2023. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of approximately $1,440,000 for this coverage.

Management proxy circular	121

5	Shareholder proposals

SHAREHOLDER PROPOSALS

We value all engagement and stakeholder feedback and believe the most productive dialogue comes from our commitment to constructive and open year-round dialogue and engagement. Some shareholders engage with us only through the shareholder proposal process, and we recognize the importance of this dialogue. Our hope is that following their initial engagement with us that they will contact us throughout the year to address their issues of interest. For that reason, we reach out to shareholders who have submitted proposals in the past as part of our shareholder engagement strategy to better understand their priorities, hear their feedback and address their questions. This year, we received proposals from a number of shareholders and held several discussions with each of them to understand their points of view and to share how we are addressing the issues they raised. For the most part, our discussions with these shareholders resulted in constructive dialogue and an agreement to withdraw the proposals. Our responses to the proposals are informed by what we are hearing as part of our year-long stakeholder engagement, and what we consider to be in the best interests of the bank for the long term. Our responses are also informed by the manner in which each proposal is framed and whether such formulation poses legal or other challenges for implementation.

Proposal No.1 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposal was submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted. MÉDAC held 37 shares on the date preceding the submission of their proposals. We note that, consistent with past years, all of the proposals submitted by MÉDAC, including the proposal going to a vote this year, were only raised with us as part of the shareholder proposal process. MÉDAC has expressed its preference for the shareholder proposal process in lieu of shareholder engagement throughout the year. Our efforts to engage with MÉDAC on the issues of importance to them and how we can work to address them before they submitted their proposals were met with no response.

Proposal No. 2 was submitted by Shareholder Association for Research and Education (SHARE), a not-for-profit organization, as lead filer on behalf of The Trottier Family Foundation (TTFF), a shareholder of the bank, who held 15,000 shares on the date preceding the submission of their proposal. Vancity Investment Management contributed to the proposal as a co-filer and authorized SHARE to conduct all engagement on their behalf throughout the proposal process. The bank was engaging with SHARE throughout the year on the topic of the proposal and was surprised by the submission in the midst of ongoing engagement. SHARE’s proposal was based on a briefing provided to the bank eight months after discussions began with SHARE, and only a few weeks before the proposal was submitted. We are disappointed we were not able to reach an agreement with SHARE on this proposal given the progress we have made and the reporting obligations we are committed to already.

The board unanimously recommends you vote against both proposals. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against both of these proposals.

PROPOSAL NO. 1

Advisory Vote on Environmental Policies

Be it proposed that the Bank adopt an annual advisory voting policy regarding its environmental and climate objectives and action plan.

We tabled this proposal at the 2022 annual meetings and it received strong support from TD (25.4%), CIBC (22.7%), National Bank (22%), Royal Bank (20.2%), Scotiabank (19.3%) and BMO (15%). Furthermore, Laurentian Bank has agreed to implement a non-binding advisory vote on the environment once it has established the reference level for its funded emissions.

122	Scotiabank

According to the most recent report published by Rainforest1, the five major banks provided in excess of $131bn to oil companies in 2021, an increase compared to 2020:

Global Positioning

Rank among institutions	Name of bank	Financing

5	RBC	38.757bn

9	Scotia	30.402

11	TD	21.154

15	BMO	18.781

20	CIBC	22.218

Note that these five major banks have lent or underwritten nearly $700bn to fossil fuel companies since the Paris Climate Agreement was signed in December 2015.

One may question the extent to which they intend to fulfil their commitment to join the Net Zero Banking Alliance (NZBA) launched by former Bank of Canada Governor Mark Carney in 2015 and to play a leading role in financing the climate transition to achieve net zero emissions by 2050.

We therefore reiterate our proposal to implement a non-binding advisory vote so that shareholders can express their satisfaction or dissatisfaction with the Bank’s environmental policy.

The bank’s position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS ALREADY ESTABLISHED A FULSOME CLIMATE ACTION PLAN INCLUDING ROBUST DISCLOSURE AND A SAY ON CLIMATE VOTE IS NOT AN APPROPRIATE MECHANISM TO DEMONSTRATE THE BANK’S COMMITMENT TO THESE IMPORTANT STRATEGIC MATTERS.

Scotiabank recognizes the importance of establishing bank-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions, consistent with our ambition to be a net-zero bank by 2050 in accordance with the goals of the Paris Agreement. In 2022, we released our inaugural Net-Zero Pathways Report and will be reporting annually on our plans and progress towards achieving our net-zero targets. We are committed to sharing our initiatives and progress as part of our climate change strategies with all our stakeholders and, as a result of this commitment, have expanded our climate change disclosure in many bank documents, including our annual report, ESG Report, Green Bond Report and our annual CDP submissions. We have also demonstrated our commitment to address climate change by aligning financing activities with net-zero emissions by 2050 when we joined the NZBA as part of a global, industry-led initiative to accelerate and support efforts to address climate change and when we became a member of the PCAF, pledging to track and report financed emissions. We are also committed to robust, year-round engagement with our shareholders and other stakeholders on these initiatives. However, we do not believe that the adoption of an advisory voting policy and annual vote regarding our environmental and climate change targets and action plan (a say on climate vote) is appropriate as it improperly shifts the accountability of the board and management to our shareholders, contrary to good corporate governance practices.

We believe that we have the appropriate governance structure in place to address our stakeholders’ feedback and engagement on our climate change reporting, including our Net-Zero Pathways Report. Our board is responsible for overseeing the bank’s overall strategy and risk management initiatives, including those relating to climate change, and reporting same to shareholders. Scotiabank addresses these responsibilities through our disclosure on strategy and risks in our annual report and in our Net-Zero Pathways Report. The bank also evidences the quality of our climate disclosure through our use of the TCFD framework since 2018 and our improved CDP score to an “A-“. We support this disclosure with a comprehensive stakeholder engagement program based on our continuous improvement philosophy and on listening to our stakeholders with a view for alignment with best practices. Importantly, this is a year-round engagement program. This past year, as part of our comprehensive stakeholder engagement strategy, many stakeholders expressed interest in our net-zero pathway, but support for a say on climate vote was not evident in these discussions. We heard from some of our shareholders that they chose to abstain from voting on this proposal last year to indicate opposition to the proposed say on climate vote while still supporting the underlying principles of climate change action and environmental stewardship. Moreover, many of our stakeholders expressed their interest in our continued engagement with them on this topic – but not by means of an advisory vote. We further note that as part of our discussions on this proposal with MÉDAC, it was asserted that an advisory vote on climate was designed to replace continued engagement and discussions throughout the year; we do not agree with that view, as we do not consider the proposal, as submitted, a constructive replacement to ongoing dialogue with our stakeholders. Since initially raising this proposal over a year ago, MÉDAC has not responded to our engagement requests outside of the shareholder proposal process or offered any specific feedback related to our climate action plan or environmental initiatives.

[1]	Banking on Climate Chaos – Fossil Fuel Finance Report 2022 https://www.bankingonclimatechaos.org//wp- content/themes/bocc-2021/inc/bcc-data-2022/BOCC_2022_vSPREAD.pdf

Management proxy circular	123

SHAREHOLDER PROPOSALS

We understand and agree on the importance of climate change risks and strategy, which is why its oversight by the board and each of its committees is embedded in our corporate governance policies and included on every board meeting agenda. An advisory say on climate vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders. Good corporate governance practices dictate that it is not a shareholder’s role to vote on management plans and strategies – that is the oversight responsibility of the board. Shareholders can hold directors accountable in other ways, beyond an advisory vote, and communicate with directors when they are of the view that a company’s strategy, risk oversight or disclosures fall short of shareholders’ expectations. This view is supported by many of our institutional investors and by proxy advisory firms who have expressed concerns that a say on climate vote allows boards to delegate responsibilities for setting corporate strategy to shareholders and acts as a substitute for meaningful oversight and shareholder engagement. The majority of shareholders and the proxy advisory firms agreed with management’s position in 2022. Factors that influenced this result included: the bank’s robust net-zero plans, including the quality of the bank’s disclosure under the TCFD framework, the bank’s joining of the NZBA and PCAF, the release of the bank’s Net-Zero Pathways Report and the bank’s proactive engagement strategy. Proxy advisory firm Glass Lewis’ comments were aligned with its publicly disclosed voting policy which discusses how a say-on-climate resolution is a violation of the basic premise of corporate governance in allowing the board to delegate its oversight responsibilities for the setting of corporate strategy to shareholders by allowing them to effectively dictate this strategy by means of a vote. Moreover, Glass Lewis expressed concern with a vote on climate strategy acting as a substitute for robust shareholder engagement – the exact reason MÉDAC has proposed a say on climate vote and contrary to best-in-class governance practices.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 2

RESOLVED: Shareholders request that Bank of Nova Scotia (the “Company”) issue a report, at reasonable expense and excluding confidential information, that articulates its expectations for net-zero transition plans of high-GHG-emitting clients and how the Company assesses the sufficiency of those transition plans year over year in relation to the bank’s 2030 emissions reduction and net zero goals.

Supporting Statement

Climate change is a global crisis that requires urgent action. Exceeding a 1.5°C warming scenario presents risks to the planet, economies, investors, and ultimately to the long-term profitability of banks: projections have found that limiting global warming to 1.5° degrees will save $20 trillion globally by 2100, while exceeding 2 degrees could lead to climate damages in the hundreds of trillions. Estimates show that 10% of global economic value stands to be lost by 2050 under current emissions trajectories2.

The Bank of Nova Scotia has acknowledged that climate change is a “top and emerging risk” that can ultimately “affect Bank performance by giving rise to credit, reputational, operational or legal risk”3. In response, Scotiabank has published a net-zero by 2050 target, and in October 2021, publicly committed to the Net-Zero Banking Alliance, which includes a commitment to align its lending and investment portfolios with a net-zero by 2050 pathway4. Despite these commitments, Scotiabank is currently the ninth highest lender to the fossil fuel sector globally since the Paris Agreement (over C$200 B total), including C$38 B of financing for the sector in 2021, the bank’s highest amount to date.

In its 2021 Net Zero Pathway Report, Scotiabank states: “We believe we have a key role to play in the transition to a net-zero future, and we intend to collaborate with and support our current and prospective clients in the public and private sector, as they decarbonize their supply chains, operations, and economies.” However, the bank has yet to demonstrate to investors that it is systematically managing the risks associated with its financing of high carbon activities. Specifically, it has yet to articulate its framework for expecting, assessing and evaluating high GHG emitting clients’ transition plans.

When a bank’s clients are expected to set and implement transition plans, they become accountable for their part in reducing the financed emissions of the bank and its investors. Standards and guidelines are emerging to help financial institutions and their clients operationalize net zero commitments, and “to accelerate the development and implementation of credible, real-economy transition plans”.5

From an investor vantage point, failing to set these expectations could expose Scotiabank to considerable material financial risks, including (but not limited to): significant counterparty risks due to stranded assets, declining credit quality, increased risk in other portfolios, and loss of goodwill. The disclosures requested in this proposal will help assure investors that both Scotiabank and its high carbon-risk clients have effective and accountable transition plans in place for achieving 2030 emissions reduction goals.

[2]	https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html
[3]	https://www.scotiabank.com/ca/en/about/responsibility-impact/esg-publications-policies.html, p 17
[4]	https://www.unepfi.org/net-zero-banking/commitment/
[5]	September 22, 2022, GFANZ Releases Report to Provide Blueprint for Real-Economy Transition Plans

124	Scotiabank

The bank’s position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS REFLECTED THE IMPORTANCE THAT WE PLACE ON OUR NET-ZERO COMMITMENTS AND RELATED TRANSITION PLANNING THROUGH OUR ACTIONS TO DATE. FURTHERMORE, THE ADDITIONAL REQUESTED DISCLOSURE IS OVERLY ONEROUS, PRESCRIPTIVE AND NOT ALIGNED WITH INDUSTRY PRACTICE. IN OTHER CASES, IT IS DUPLICATIVE OF REQUIRED DISCLOSURE AS A MEMBER OF THE NZBA AND INCOMING OSFI GUIDELINES ON CLIMATE RISK MANAGEMENT.

We recognize that climate change is one of the most pressing issues of our time. As an international financial institution, we have both the responsibility and opportunity to act, while also enabling others for every future. We are committed to supporting our clients as they navigate the transition to a low-carbon economy. As part of this commitment, we aim to understand where our clients are on their own pathways to net-zero, so that we can most effectively support them in achieving our shared objectives. Our inaugural Net-Zero Pathways Report, which we published in 2022 and includes interim emissions targets and actions for the bank’s priority high-emitting sectors, shows that we are embracing these challenges and opportunities with a clear, measurable plan.

The Net-Zero Pathways Report builds on the bank’s previously stated Scotiabank Climate Commitments, a comprehensive, enterprise-wide strategy to address climate risks and opportunities in support of the Paris Agreement. Scotiabank’s Climate Commitments outline how we support our customers in the transition to a low-carbon economy, ensure robust climate-related governance, manage climate-related risks, decarbonize our own operations, and contribute to the ongoing dialogue on climate change.

Scotiabank has already been delivering on these commitments in a number of ways:

•

mobilizing $96 billion in capital (as of November 2022) to address the impacts of climate change and increasing our climate-related financing target from the original $100 billion by 2025, to $350 billion by 2030

•	providing $25 million in community investment over 10 years to support non-profit and charitable partnerships that enable climate-related systems change and sector decarbonization

•

enhancing climate risk assessments in our lending, financing, and investing activities with established standardized processes for performing climate change risk assessments, which are embedded in internal tracking systems at the borrower level

•	decarbonizing our own operations and finding innovative solutions to reduce the bank’s impact on the changing climate

•	ensuring robust climate-related governance and transparency in our reporting. We have been reporting climate-related information in accordance with the TCFD recommendations since 2018.

Scotiabank is committed to helping our clients develop, implement, and achieve their respective transition goals to a low-carbon economy. Given our one-to-one relationship and deep familiarity with our clients, we have the opportunity to support and encourage our clients to decarbonize their operations.

Transition planning is a more formalized approach to addressing how an organization will incorporate the components of climate governance, strategy, risk management and reporting to meet the challenge of a low-carbon future. Transition planning is a fairly new concept and one that is gaining importance, particularly among asset managers and regulators. Scotiabank has begun to collect and assess transition planning information (including availability of such information) from clients in the sectors it has set decarbonisation targets and is required to disclose such transition planning as of March 2023 as a member of the NZBA who published its first portfolio decarbonisation targets in March 2022.

As a federally regulated financial institution, Scotiabank will also be required to create a transition plan according to the TCFD under the OSFI Guideline B-15 Climate Risk Management. The guideline is currently in draft form and is expected to be finalized in the first quarter of the 2023 calendar year. The bank will continue to comply with all regulatory requirements in Canada and the other jurisdictions in which it does business, including with this guideline once it is in force.

We explained our position and our plans to meet the NZBA transition planning disclosure deadline, along with any regulatory requirements; however, the proponent requested disclosure that was overly prescriptive, onerous and, in certain instances, duplicative of the NZBA and other regulatory requirements, while also imposing a quicker timeline. Moreover, the bank’s current disclosure is already in line with the standard industry practices and its disclosure to meet the NZBA requirements will continue to be aligned with its peers and industry practice, while the requested disclosure is not modelled on any current disclosure, nor consistent with industry practice.

Management proxy circular	125

SHAREHOLDER PROPOSALS

In 2022, we commenced a pilot project within our underwriting process to assess the alignment between the bank’s emissions targets and the targets of select Global Banking and Markets lending clients in the oil and gas and power and utilities sectors. In addition, we evaluated lending clients in the oil and gas sector to establish the presence of interim emissions targets and net-zero commitments and facilitate targeted client engagement. The initial lessons from the pilot and the portfolio evaluation, along with guidance from groups such as the Glasgow Financial Alliance for Net Zero (GFANZ), are being used to inform the next steps of our pilot project and an evaluation of power generation clients in early 2023.

In addition to the above-noted pilot, climate change risk assessments are performed as part of standard credit due diligence and adjudication processes and cover lending, financing, and investment activities. This assessment evaluates the physical and transition risks a client may face and management’s awareness of such risks. The assessment assigns a climate change risk rating of low, moderate, or high for each transaction, with a similar process that occurs at the industry level.

We are assessing our vulnerability to physical and transition risks, and exploring resilience efforts, especially in light of recent severe weather events. For example, in 2021, Scotiabank enhanced our lending policies in regards to coal financing to prohibit finance of standalone projects for thermal coal mining or coal power generation.

The bank’s actions to date reflect the importance that we place on our net-zero commitments and related transition planning. In addition, the bank is required to disclose such transition planning as a member of the NZBA, and soon, in compliance with the new OSFI guidelines on climate risk management. We believe that this proposal is premature, duplicative of certain upcoming requirements that the bank will be adhering to and has requested additional steps that are overly onerous and prescriptive and not aligned with industry practice. As such, the board views this proposal as unnecessary and recommends voting against it.

The board recommends you vote AGAINST this proposal.

Discussion on withdrawn proposals

MÉDAC submitted three additional proposals that they agreed to withdraw following productive discussions with the bank. While these proposals will not be voted on at the meeting, MÉDAC asked that they, along with the bank’s response to each, be included in the circular as part of their withdrawal agreement. The proposals were submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted.

WITHDRAWN PROPOSAL NO. 1

Disclosure of Languages Spoken Fluently by Directors

Be it proposed that languages spoken fluently by directors be disclosed as part of their skills and expertise in the Circular.

In recent years, a number of public disputes over language have tarnished the reputation of major publicly-held corporations with regard to their social responsibility and how they interpret their duties and obligations in light of the inherent diversity of our societies. Language, which is at the very heart of our democratic institutions, is in fact a fundamental aspect of the community.

Such situations must be avoided as they are inherently harmful. For this reason – and several others as well – it is desirable for all interested parties (stakeholders) to know, through formal and official disclosure, which languages the directors of the corporation can speak fluently. Obviously, “speaking fluently” means having attained a sufficient level of fluency to be able to use the language widely in all corporate and individual areas of activity: a level sufficient to enable directors to perform their functions and duties fully and completely.

The bank’s position

As discussed with MÉDAC, the bank has policies in place to ensure the appropriate skills mix among its directors, including language proficiency, and has enhanced disclosure regarding directors’ language skills in this year’s management proxy circular. For these reasons, MÉDAC agreed to withdraw the proposal.

The corporate governance committee has the appropriate procedures in place to identify qualified individuals who are knowledgeable and skilled directors capable of fulfilling the board’s mandate. This includes supervising the management of the bank’s business and affairs and maintaining its strength and integrity; overseeing the bank’s strategic direction, risk appetite, risk culture, standards of conduct and ethical behavior; and supervising the bank’s organizational structure and the succession planning of senior management.

As noted on page 21, the corporate governance committee maintains a detailed matrix of each director’s language skills, general areas of experience, education and business experience in geographic regions where we do business. The committee uses this information, along with the key areas of expertise matrix included in the circular, to assess board composition, plan board and chair succession, and assess potential director candidates.

126	Scotiabank

As part of the annual skills matrix process, directors are asked to identify language skills across ten languages and, new this year, we have enhanced our disclosure to include aggregate information relating to these skills as set out on page 13. In addition to all 12 director nominees being fluent in English, four directors (33.3%) also have intermediate or fluent skills in French. Additionally, four directors (33.3%) have intermediate or fluent skills in at least one language that is not English or French.

Our directors bring a range of skills, experience and knowledge to the table. As a group, they have the integrity as well as the right mix of business experience across the bank’s footprint, cultural understanding of the communities in which we do business, and collective skills, including language proficiency, to contribute to the broad range of issues the board considers when overseeing our business and affairs. The overall language proficiency of our directors is sufficient and there are no concerns with their ability to communicate effectively with each other, management, or external stakeholders. Our enhanced disclosure accurately relays relevant director information and is a leading practice among TSX issuers.

We remain committed to complying with all laws and regulations applicable to doing business in the communities in which we operate, including those that pertain to the French language in Quebec. There are no disclosure requirements regarding the language skills of directors under any applicable law or regulation at this time.

WITHDRAWN PROPOSAL NO. 2

Artificial Intelligence

Be it proposed that the Board of Directors review the duties of the Governance Committee and the Risk Management Committee in order to include an ethical component regarding the use of artificial intelligence.

Artificial intelligence (AI) is in the process of becoming the technology of the future. AI refers to the ability of a machine to simulate human behaviour, such as reasoning, planning and creativity, particularly through the use of learning algorithms. Businesses are increasingly using AI to develop more automated, personalized and customer-oriented services. AI also provides new opportunities to reinforce and facilitate the detection and reduction of risk and fraud and to enhance regulatory compliance.

However, the use of AI is fraught with risk, as illustrated by Deloitte in one of its research studies6:

•

Quality, quantity and relevance of the data used. The results of AI systems are dependent on the quality and quantity of the data. If the datasets used to build algorithms contain biases, the generated algorithm is likely to reflect such biases as well, or even amplify them.

•

Operational opacity (black box, when referring to AI). Unlike older generations of AI where systems made very clear, human-determined decisions, new generations will rely on very complex statistical methods based on thousands of parameters. All these factors will make the final decision difficult to interpret, if not impossible to explain, by humans.

•	Possible malfunctions. Algorithms do not possess the conceptual understanding and common sense that humans do, which are necessary to assess radically new situations.

As pointed out in the latest reports of the World Economic Forum, artificial intelligence is at a turning point. In the short term, it seems important that the development of artificial intelligence should meet minimum criteria for governance, ethics and risk management. Such evaluation, according to Deloitte7, should focus on proving the reliability of the algorithms used (in terms of internal and external verification), the intelligibility of models and the interactions between humans and intelligent algorithms.

It is therefore crucial that the duties of the Governance Committee be reviewed to include this matter and to develop a code for the use of artificial intelligence in order to assure shareholders and interested parties (stakeholders) that the development and use thereof involve placing humans at the heart of the machine, guaranteeing the veracity, security and confidentiality of the data that feed it, and regulating the algorithms so that they incorporate diversity and overcome biases in the decision making process.

The bank’s position

The bank has the appropriate governance structures in place for the effective oversight of the ethical use of AI. For this reason, MÉDAC agreed to withdraw the proposal.

The bank agrees on the importance of addressing ethical behaviour, including ethics associated with the use of artificial intelligence (AI), at all levels of the bank through the correct governance structures. For that reason, we have governance structures in place that align with industry best practices and address such issues appropriately.

[6]	https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle- quelles-evolutions-pour-profils-de-risques-des-entreprises.html
[7]

https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-dans-risque-de-credit.html https://corpgov.law.harvard.edu/2020/06/25/artificial-intelligence-and-ethics-an-emerging-area-of-board-oversight- responsibility/

Management proxy circular	127

SHAREHOLDER PROPOSALS

The power of analytics, AI and machine learning (ML) are transforming banking – with data at the centre, and the bank is using this technology to create better products and services for our customers. For example, the use of AI helped Scotiabank better serve our customers during the COVID-19 pandemic, as our teams leveraged the technology to help identify customers who may have been impacted more significantly financially. This allowed our bankers to reach out to those clients proactively to offer support.

To ensure ethical use of data is considered systematically from point of collection to point of usage, Scotiabank has established a dedicated data ethics team to support the bank’s enterprise-wide, ethics-focused approach for the responsible use of data, AI and ML. Scotiabank is one of the first financial institutions to operationalize data ethics as a centralized function and at scale.

The board’s responsibility is one of stewardship, which includes satisfying itself as to the integrity of the President and Chief Executive Officer and other senior officers and that such officers create a culture of integrity throughout the organization. This is achieved, in part, through the adoption of the Scotiabank Code of Conduct, which outlines the bank’s rules and expectations regarding proper business conduct and ethical behaviour of directors, officers and employees of the bank (see page 32). The oversight of ethics and related issues (which encompasses artificial intelligence) are part of the board committees’ accountabilities and documented in the committees’ official charters:

•	the corporate governance committee assesses the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

•	the risk committee oversees the promotion and maintenance of a strong risk culture throughout the bank

•	the audit and conduct review committee sets standards of conduct for ethical behaviour, oversees conduct risk management and monitors the bank’s exposure to material risks relating to conduct.

Moreover, the board and the risk committee receive quarterly enterprise risk management reports which address top and emerging risks, including data and model risks. This year, the board and the risk committee also attended education sessions on data and analytics, including a progress report on the bank’s data and analytics strategy.

At the management level, the data and AI risk and data ethics teams provide oversight and establish the bank’s data risk appetite. Scotiabank mitigates risk across operations through the implementation of guidance, tools and processes. Scotiabank’s responsible governance and practices for data and AI are guided by formal standards and policies. The bank’s approach is based on the Scotiabank Code of Conduct and our data ethics principles outlined in our enterprise-wide data standards, governed by our Data Risk Management Framework and Policy. Scotiabank is one of the first financial institutions to make our data ethics principles public (which can be found on our website at https://www.scotiabank.com/ca/en/about/responsibility-impact/with-our-customers/data-ethics-statement.html). The bank has set guidelines on data conduct, beyond what is regulated, and is implementing tools and processes to help practitioners proactively incorporate ethics into their work. This further demonstrates our commitment to collect, manage, use and share customer data in a responsible and accountable manner.

While data and analytics tools can support effective and quicker decision-making, they also carry risks, such as picking up and amplifying historical bias in data. Ethical considerations are embedded in our design and we have developed procedures and practices to improve the fairness of decision outcomes. We have a model validation team providing independent review of key models covered under our model risk management policy. We further support employees to assess ethical implications for the use of data and analytics by providing a suite of processes and tools for meeting internal bank requirements, complying with regulations, following ethical and responsible practices, and maintaining customer trust. Our procedures help avoid unintentional bias in data-driven decisions by ensuring that relevant ethical concerns are identified, considered and mitigated or resolved.

One such tool is the Ethics Assistant, which Scotiabank launched internally in March 2022. The tool helps reduce the risk of unintended consequences, such as bias and discrimination in decisions made by algorithms, including lending and credit-related decisions. This new data analytics tool is designed to help the bank collect customer insights that are more accurate, personalized and mindful of protected attributes to reduce the risk of bias. Built using Deloitte’s Trustworthy AI Impact Assessment Tool, the Ethics Assistant is employed early in the development process to help modellers think about ethical considerations before AI and ML projects are deployed. First, a series of questions are posed covering a spectrum of possible risks relative to the project ranging from accountability to fairness, transparency, explainability, third-party liability, security, reliability, and acceptable use. Based on the answers provided, model developers are given practical guidance to address potential areas of concern. The tool is a regulatory requirement for Model Risk Management AI models as well as all models that use Canadian customer data. With plans to scale Ethics Assistant to all geographies, we will help all model developers at Scotiabank consider ethical issues before deploying AI and ML models.

These tools give us the capability to innovate while better protecting the bank and customers against fraud, financial crime, and risk. We recognize that new technology comes with opportunities and challenges, and we remain committed to ensuring the responsible and ethical use of technologies, data, and customer information. That is why the bank has moved beyond AI and ML

128	Scotiabank

ethics and taken the broader focus of data ethics to ensure that we safeguard our customers’ data and use it for their benefit throughout the full data lifecycle – from the point of collection to the way we interact with our customers’ data – with AI or other methods.

Our robust governance process assists us to ensure that any use of data directly impacting our customers are reviewed and, if needed, brought to our Data Ethics Advisory Board. This advisory board includes senior leaders from our Data Governance, Data and AI Risk, Privacy and Analytics teams and the board is to be engaged to support fair, ethical and responsible deployment of information technology tools in cases where customers may be directly impacted by decisions. When concerns are raised, our advisory board conducts a holistic review of the circumstances to help determine the best course of action. If required, this body escalates issues to the bank’s Enterprise Data Council, and our Chief Compliance Officer if required, to ensure we are working within our risk appetite and preserving customer trust.

Additionally, the Data Ethics team has been a driving force in fostering and building a culture of ethical data and AI use through ongoing education efforts. The team provides data ethics training to employees engaged in data projects and has implemented a mandatory training course launched in early 2023, to support data and analytics practitioners across Scotiabank to understand the bank’s data ethics principles and tools. Further, the team is collaborating with industry and academic partners on the creation of a fairness framework and resources to better equip people to make robust and responsible data ethics decisions. Earlier this year the team partnered with Queen’s University and the Institute of Electrical and Electronics Engineers on a survey to benchmark the bank’s data ethics efforts against industry peers, Results showcased Scotiabank is leading in this field relative to global peers. The bank’s efforts have also been further recognized by the 2022 Qorus-Accenture Banking Innovation Awards as the bank’s data ethics program was awarded Bronze and selected from more than 680 entries from 240+ banks across 57 countries.

WITHDRAWN PROPOSAL NO. 3

Increasing Energy and Environmental Transition Efforts

Be it proposed that the Bank’s Board of Directors adopt and publish by 2025 an action plan to realign all its portfolios with the Paris Agreement (carbon neutrality by 2050) and explain precisely how this will be achieved, including five-year intermediate targets to be met.

A recent report by the Institut de recherche en économie contemporaine (IRÉC), commissioned by OXFAM Québec8, shows that the carbon weight of the eight largest Canadian banks is 1.9 billion tonnes, or 2.6 times greater than the country’s GHG emissions, and that if they joined together to form a new State, it would be the fifth largest GHG emitter in the world. This report appears to be in direct contradiction to the Bank’s commitments made last year in response to our shareholder proposal to set intermediate targets and adopt a plan to achieve them.

While acknowledging that the Bank is making concrete efforts to support and accelerate the climate transition, it could do better and even set an example for other companies. Two observations from the IRÉC report stand out:

“First, not only have none of Canada’s major DTIs committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy.

Second, even in terms of their financial commitments to the energy and environmental transition, Canadian DTIs have set their sights relatively low: For example, the total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020–2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion. In addition, many of the mutual funds and exchange-traded funds of the eight Canadian DTIs, including ESG or “green” funds, are still not aligned with the Paris Agreement targets, exceeding the maximum exposure to carbon sectors that would limit global warming to less than two degrees.”

The Bank – which is one of the banks directly targeted in the aforementioned report, especially in recommendation #4 – has significant financial power and must shoulder equally significant responsibilities by formally implementing its commitments and adopting and publishing a concrete plan.

The bank’s position

The bank has reflected the importance that we place on our net-zero commitments and related transition planning through our actions to date and is committed to complying with all required climate-related disclosure, including as a member of the NZBA and incoming OSFI guidelines on climate risk management. For these reasons, MÉDAC agreed to withdraw the proposal.

[8]	https://oxfam.qc.ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

Management proxy circular	129

SHAREHOLDER PROPOSALS

As a leading bank in the Americas, we believe we have an important role to play in addressing climate change and supporting the transition to a low-carbon economy across our footprint and around the world. In support of the Government of Canada’s net-zero commitments, the Paris Agreement on Climate Change, and as a signatory to the NZBA in October 2021, we have made a commitment to being a net-zero bank and we understand that this commitment must be accompanied by concrete plans, interim targets, accurate data and a dedication to transparently reporting progress. Our commitment is set out in our inaugural Net-Zero Pathways Report, which we published in March 2022 and includes interim financed-emissions targets and actions for the bank’s priority high-emitting sectors. The Net-Zero Pathways Report builds on the bank’s previously stated Scotiabank Climate Commitments – an enterprise-wide strategy to support the Paris Agreement on Climate Change – by identifying and acting on the pathways available to the bank to achieve net-zero emissions by 2050.

This important milestone marked the start of an iterative and evolving process in which Scotiabank will apply its net-zero approach across additional emissions-intensive sectors and geographies over time, working in partnership with clients, governments and other stakeholders to lower emissions across the sectors the bank finances. The bank will refine the interim targets and continue to report transparently on progress as data improves and advancements in emission-reducing policies, strategies and technologies are realized.

Scotiabank is committed to addressing both the risks and opportunities posed by climate change and recognizes the importance of transition planning. Transition planning allows a more formalized approach to addressing how an organization will incorporate the components of climate governance, strategy, risk management and reporting. The bank is already working on its transition planning and is required to disclose such transition planning no later than March 2023 as a member of the NZBA who published its first portfolio decarbonisation targets in March 2022. The bank will also be setting interim financed-emissions targets and actions for the bank’s remaining carbon-intensive sectors by October 2024 as an NZBA member.

As a federally regulated financial institution, Scotiabank will be required to create a transition plan according to the TCFD under the OSFI Guideline B-15 Climate Risk Management. The guideline is currently in draft form and is expected to be finalized in the first quarter of the 2023 calendar year. The bank will continue to comply with all regulatory requirements in Canada and the other jurisdictions in which it does business, including with this guideline once it is in force.

Scotiabank agrees that mobilizing capital to address climate change is one of the important ways banks can contribute to the issue. In 2019, the Bank committed to reach a target of $100 billion in such capital by 2025, and in 2022 increased this target to $350 billion by 2030. The commitment is carried out through a growing number of bankers in the bank’s sustainable finance group within global banking and markets, a clean tech energy initiative within the investment banking group, and new capabilities in sustainable finance within the midmarket range in the Canadian business banking group and Roynat Inc., a subsidiary of the bank.

The bank will continue to report on its progress towards mobilizing $350 billion in capital for climate-related finance by 2030. We will also be disclosing details on our transition planning in the 2022 ESG Report to be published in March 2023, along with an update on our net-zero pathway.

130	Scotiabank

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 1, 2023

Management proxy circular	131

Our awards At Scotiabank, we are proud of the recognition we receive every year as a leading bank, an employer of choice and a corporate citizen dedicated to our core purpose - ensuring the success of our customers, their families and their communities for every future. BANKING IN THE COMMUNITY AWARD THE BANKER 2022 CANADAS BEST BANK EUROMONEY 2022 INVESTMENT BANK OF THE YEAR FOR THE AMERICAS THE BANKER 2022 INCLUDED IN GENDER EQUALITY INDEX BLOOMBERG 2022 | 2021 | 2020 | 2019 | 2018 FINANCIAL ISSUER OF THE YEAR INTERNATIONAL FINANCING 2022 OUTSTANDING LEADERSHIP IN SUSTAINABILITY TRANSPARENCY GLOBAL FINANCE 2022 | 2021 NORTH AMERICAS BEST BANK FOR SUSTAINABLE FINANCE EUROMONEY 2022 CANADIAN BANK OF THE YEAR THE BANKER 2022 | 2021 | 2020 | 2019 TOP 25 WORLDS BEST WORKPLACES GREAT PLACES TOWORK INSTITUTE 2022 Trademarks are property of their respective owners.

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Tel: (416) 775-0798 E-mail: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Escalated Customer Concerns Office

Scotiabank

44 King Street West, Toronto, Ontario

Canada  M5H 1H1

Tel: (416) 933-1700 or toll free 1-877-700-0043

E-mail:escalatedconcerns@scotiabank.com

SHAREHOLDERS changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel: 1-877-982-8767 E-mail:service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Overnight Mail Delivery:

Computershare

C/O: Shareholder Services

462 South 4th Street

Suite 1600

Louisville, KY 40202

First Class, Registered or Certified Mail Delivery:

Computershare

C/O: Shareholder Services

PO Box 505000

Louisville, KY 40233-5000

Tel:  1-800-962-4284

E-mail:service@computershare.com

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Tel: (416) 866-3672 E-mail: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chair of the Board Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 E-mail: chair.board@scotiabank.com

EXECUTIVE COMPENSATION MATTERS	Chair, Human capital and compensation committee Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 E-mail: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2023, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

Trademarks are property of their respective owners.